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05005872

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Agricore United

*CURRENT ADDRESS


PROCESSED
FEB 18 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34725 FISCAL YEAR 10-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 2/18/05


Agricore
United™

www.agricoreunited.com

OFFICERS, DIRECTORS, COMMITTEES & SHAREHOLDER INFORMATION

OFFICERS

Wayne W. Drul
Chair

Brian Hayward
Chief Executive Officer

Peter G. M. Cox
Chief Financial Officer

Tom Kirk
Corporate Secretary

DIRECTORS

Wayne W. Drul [1]*, [5]*
Chair
Oakburn, Manitoba

Jon K. Grant [1, 2, 5, 6*]
First Vice Chair
Peterborough, Ontario

Robert D. Pettinger [1, 3*, 5, 6]
Manitoba Vice Chair
Elgin, Manitoba

Terry V. Youzwa [1, 2*, 5, 6]
Saskatchewan Vice Chair
Nipawin, Saskatchewan

Maurice A. Lemay [1, 3, 5, 7*]
Alberta Vice Chair
Tangent, Alberta

Theodore M. Allen [1, 3]
Calgary, Alberta

G. Allen Andreas [1, 2]
Decatur, Illinois

Hugh F. Drake [1, 4, 7]
Elkhorn, Manitoba

Brett R. Halstead [1, 4, 7]
Nokomis, Saskatchewan

Alanna L. Koch [1, 2, 6]
Edenwold, Saskatchewan

Donald W. Lunty [1, 3, 4]
Forestburg, Alberta

Paul B. Mulhollem [1, 3]
Decatur, Illinois

Paul Orsak [1, 4, 7]
Binscarth, Manitoba

Ernest J. Sirski [1, 2, 7]
Dauphin, Manitoba

James M. Wilson [1, 2, 4*]
Darlingford, Manitoba

Committees

1. Agricultural Policy Committee
2. Audit Committee
3. Compensation/Pension Committee
4. Risk Review Committee
5. Executive Committee
6. Nominating and Governance Committee
7. Member and Community Relations Committee

* Committee Chair

AUDITORS

PricewaterhouseCoopers LLP

BANKS

The Bank of Nova Scotia
HSBC Bank Canada
Rabobank International
Canadian Imperial Bank of Commerce
Bank of Montreal
National Bank of Canada
Royal Bank of Canada

STOCK EXCHANGE

Toronto Stock Exchange

Stock symbols:
AU.LV – Limited Voting Common Shares
AU.PR.A – Series 'A' convertible preferred shares
AU.DB – 9% convertible unsecured subordinated debentures

TRANSFER AGENT

Computershare Trust
Company of Canada

ADDRESS FOR SHAREHOLDER INQUIRIES

Agricore United
CanWest Global Place
201 Portage Avenue
P.O. Box 6600
Winnipeg, Manitoba
Canada R3C 3A7

Shareholder Services Administration:
Telephone: 204-944-3664
Toll free: 1-800-661-4844
Facsimile: 204-944-5543

Investor Relations:
Telephone: 204-944-5651

www.agricoreunited.com

Incorporated July 20, 1906

ANNUAL MEETING

The annual shareholders' meeting will be held at 9:00 a.m., Wednesday, February 9, 2005 at The Delta Regina Hotel, 1919 Saskatchewan Drive, Regina, Saskatchewan, Canada.

TRADEMARKS

List of trademarks used in this report:
Agricore United™
Agricore United Financial™
Unifeed Financial™
Unifeed™
Proven® Seed
Smart Haul®
Linola™

DISCUSSION ON RISK MANAGEMENT

Agricore United and its heritage companies had a history of managing risk before regulatory guidelines were introduced and in some cases the risk management practices the Company uses exceed current expectations. To maintain and continue to improve these standards the Company's Board of Directors' Risk Review Committee oversees the principal risks of the company and ensures that processes are in place to manage risk. The Board mandates an executive risk management committee, chaired by the CEO, to manage the risks of the Company and report to the Board committee on a quarterly basis. On a day-to-day basis the Chief Risk Officer (CRO), working with a team of senior management and executives, coordinates the Company's activities to maintain risk management processes throughout all levels of the Company.

The Board and executive committees help provide an enterprise-wide perspective. Agricore United transforms the risk management concept into reality by establishing and implementing policies, processes and a variety of management tools, continuously reviewing operational and strategic risks and developing appropriate responses. It includes evaluating and developing strategies to manage risks that are part of the nature of business but which the firm cannot control.

By working with various business units to identify risks, the CRO directs the Enterprise-wide Risk Management (ERM) process. ERM identifies, evaluates and documents risks, then prioritizes and implements mitigation/risk management techniques based on the potential impact and likelihood of an occurrence.

OPERATIONAL RISKS

Maintaining internal controls, quality controls, inventory management, efficiency and effectiveness measures and logistics management standards are part of containing operational risks. Succession planning, performance evaluation, compensation, employment practices, labour relations and pension management are part of managing human resource risks. The Company routinely guards against crime and fraud, but also maintains a watch on matters of corporate ethics, trademark infringement and corporate citizenship issues. The Management Information Systems department monitors system integrity, technology infrastructure, information security, viruses and volume surges, among other things.

Fertilizers, herbicides and pesticides can be hazardous if misused or handled improperly. In addition to occupational health and safety training, annual audits of environmental and occupational risks keep the Company compliant with policies and current with the changing nature of threats. Other hazards, such as property damage, liability and business interruption, pose different levels of threat to the Company.

One long-term process that Agricore United has adopted to manage its food safety risk is Hazard Analysis Critical Control Point (HACCP) systems. HACCP is an internationally recognized and certifiable system for ensuring food safety by analysis of biological, chemical and physical hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

Beyond insurance, the Company proactively addresses financial threats such as improper financial disclosure, counterparty vulnerability arising from business partners, interest rate changes, shifts in the value of the Canadian dollar, market risks or inaccurate financial analysis. The Company continuously refines its credit policies to ensure its ability to collect on outstanding accounts and to better identify creditworthy customers and screen out high risk ones more accurately.

Futures, options and swap contracts are standard tools for managing the impact of currency and commodity price risks, as well as interest rate changes. Agricore United uses these tools as a routine part of its risk management practices, subject to well-defined protocols.

STRATEGIC/MANAGEMENT RISKS

Beyond these factors the Company assesses its exposure to strategic/management issues that might arise from changes in corporate governance regulations, alignment of business units or management direction.

With so much of its revenue depending on grain, the Company also reviews the susceptibility of its earnings to changes in matters ranging from government policy on the Canadian Wheat Board and the Canadian Grain Commission to competition, from weather to changing consumer preferences.

Analysis of the volume of grain shipped and its impact on revenue drove the Company to create an innovative insurance program to protect against significant declines in grain volumes, normally caused by drought.

Operating a business involves taking risks in order to earn the rewards. Risks are not all bad. Nor can they all be avoided. The goal of risk management is to establish a balance point at which the rewards outweigh the risk.

RISKS ARE NOT ALL BAD.

Nor can they all be avoided. The goal of risk management is to establish a balance point at which the rewards outweigh the risk.

24. DISCONTINUED OPERATIONS

Effective September 30, 2003, the Company completed the sale of the net assets of its Farm Business Communications division for $14.4 million in cash and $1.6 million of net liabilities assumed by the purchaser. Cash of $12.2 million was received on closing and the remaining $2.2 million is to be received in equal installments over the following three years. The Company realized a pre-tax gain on disposal of $15.0 million (net of disposal costs of $674,000). For reporting purposes, for 2003, the results of operations of this business segment and the gain on the sale were presented as discontinued operations. Sales and revenue from services for the segment for 2003 were $10.4 million and pre-tax income was $1.3 million.

There were no discontinued operations during 2004. The following summarizes certain financial information on discontinued operations:

For the year ended October 31 (in thousands)		2003
Earnings from discontinued operations, net of income taxes	$	821
Gain on sale of discontinued operations, net of income taxes		11,887
Total discontinued operations, net of income taxes	$	12,708

25. ACCOUNTING POLICY CHANGES

HEDGING RELATIONSHIPS

Effective November 1, 2003, the Company adopted CICA Accounting Guideline AcG-13, *Hedging Relationships*. The Company has an interest rate swap that is accounted for in accordance with this policy and as such, the swap is documented and subjected to an effectiveness test on a quarterly basis for reasonable assurance that it is and will continue to be effective. The gain or loss on the interest rate swap is recorded in interest and securitization expenses. Any derivative that does not qualify for hedge accounting (including commodity and foreign exchange futures contracts and grain-related purchase and sale contracts) is reported in earnings on a mark-to-market basis, consistent with past practice. The adoption of this guideline had no material impact on the financial statements.

CONVERTIBLE DEBENTURES

On October 31, 2004, the Company adopted an accounting policy change due to revisions to CICA Handbook Section 3860, *Financial Instruments* which requires that the Debentures no longer be accounted for and presented in the financial statements in their component parts, split between debt and equity. Although the terms and conditions of the Debentures remain unchanged, the Debentures are now presented entirely as debt. The change was adopted retroactively with a reclassification of prior year comparatives (note 10). Since the Debentures were issued in November 2002, the impact is limited to the current and prior year. The impact to the current year financial statements is to reclassify, on the balance sheet, $79.7 million (2003 – $74.9 million) from equity to long-term debt and to increase interest expense by $4.6 million (2003 – $5.2 million) and increase income tax recovery by $1.7 million (2003 – $2 million), resulting in a net decrease in net income of $3.1 million (2003 – $3.2 million) offset by a net increase in retained earnings of $3.1 million (2003 – $3.4 million). The presentation change has no impact on the calculation of basic earnings per share or diluted earnings per share for the current or prior years. Since the entire convertible debenture is not considered debt for bank covenant purposes, the reclassification has no impact on the Company's covenant calculations.

26. FUTURE ACCOUNTING POLICY CHANGE

VARIABLE INTEREST ENTITIES

In June 2003, the CICA issued Accounting Guideline AcG-15, *Consolidation of Variable Interest Entities*. This guideline would require consolidation of variable interest entities ("VIE") for annual or interim periods beginning on or after November 1, 2004. A VIE is any legal structure used to conduct activities or hold assets which are not controlled by voting interests but rather by contractual or other interests that change with that entity's underlying net asset value. The application of the rules to specific situations is complex and the interpretation of the rules is evolving. The Company continues to assess the entities in which it has contractual and other interests to determine whether they constitute VIEs, and if so, whether the Company would be required to consolidate them. The Company currently accounts for its subsidiaries in accordance with the Company's principles of consolidation. Based on its assessment to date of these entities and its interests in them, the Company believes that its subsidiaries are either not VIEs or the adoption of AcG-15 will not result in any material change to the consolidated financial statements.

ASSET RETIREMENT OBLIGATIONS

The Company will adopt CICA Handbook Section 3110, *Asset Retirement Obligations* ("ARO") for the first quarter of 2005. The Company will account for dismantling, removal and site restoration of certain structures on leased properties, along with the removal of leasehold improvements where required, as AROs. It is the Company's intention to address any environment-related obligations during the course of the operation of its facilities and as such, believes there will be no material environment-related obligations associated with the retirement of these facilities, with the exception of the obligation described in note 11 related to Westco. It is management's opinion that the adoption of this section will not have a material impact to the financial statements.

27. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform to current year presentation.

For the years ended October 31 (in thousands)	2004	2003
Sales and revenue from services		
Grain Handling	$ 2,042,029	$ 1,639,626
Crop Production Services	754,249	856,167
Livestock Services	277,545	258,220
Financial Markets and Other Investments	9,403	8,952
	3,083,226	2,762,965
Less: Intersegment sales*	(35,091)	(36,334)
	$ 3,048,135	$ 2,726,631
Gross profit and net revenue from services		
Grain Handling	$ 213,567	$ 157,147
Crop Production Services	161,626	203,966
Livestock Services	43,901	40,389
Financial Markets and Other Investments	9,403	8,952
	$ 428,497	$ 410,454
Operating, general and administrative expenses		
Grain Handling	$ (144,879)	$ (136,394)
Crop Production Services	(108,569)	(106,893)
Livestock Services	(34,359)	(30,671)
Financial Markets and Other Investments	(3,417)	(2,044)
Corporate	(38,688)	(33,921)
	$ (329,912)	$ (309,923)
EBITDA		
Grain Handling	$ 68,688	$ 20,753
Crop Production Services	53,057	97,073
Livestock Services	9,542	9,718
Financial Markets and Other Investments	5,986	6,908
Corporate	(38,688)	(33,921)
	$ 98,585	$ 100,531
Depreciation and amortization		
Grain Handling	$ (32,077)	$ (35,693)
Crop Production Services	(21,485)	(24,402)
Livestock Services	(3,857)	(3,219)
Financial Markets and Other Investments	(115)	(80)
Corporate	(7,677)	(9,206)
	$ (65,211)	$ (72,600)

For the years ended October 31 (in thousands)	2004	2003
EBIT		
Grain Handling	$ 36,611	$ (14,940)
Crop Production Services	31,572	72,671
Livestock Services	5,685	6,499
Financial Markets and Other Investments	5,871	6,828
Corporate	(46,365)	(43,127)
	$ 33,374	$ 27,931
*Intersegment sales		
Grain Handling	$ (34,631)	$ (35,888)
Crop Production Services	(460)	(446)
	$ (35,091)	$ (36,334)

As at October 31 (in thousands)	2004	2003
Assets		
Grain Handling	$ 734,522	$ 819,347
Crop Production Services	451,010	520,240
Livestock Services	130,887	124,452
Financial Markets and Other Investments	10,576	12,260
Corporate	122,627	97,202
	$ 1,449,622	$ 1,573,501
Intangible assets		
Grain Handling	$ 6,500	$ 6,500
Crop Production Services	10,002	10,002
	$ 16,502	$ 16,502
Goodwill		
Grain Handling**	$ 5,549	$ 4,926
Crop Production Services***	19,177	21,463
Livestock Services**	4,177	—
	$ 28,903	$ 26,389

***Increase in balance represents goodwill on acquisitions (note 3).*

****Some provisions established at the merger date were greater than the actual cost incurred and accordingly the excess was applied to reduce the value of goodwill.*

23. RESTRUCTURING PLAN

The Company's comprehensive restructuring plan to rationalize its country operations involves the demolition of locations that are either closed or anticipated to be closed. The expenditures for the year and the remaining provision outstanding to complete this restructuring plan are:

For the years ended October 31 (in thousands)	2004			2003		
	Demolition	Other cash costs	Total	Demolition	Other cash costs	Total
Opening balance	$ 2,347	$ 2,207	$ 4,554	$ 5,733	$ 2,581	$ 8,314
Less: expenses incurred	1,148	39	1,187	3,386	374	3,760
Closing balance	$ 1,199	$ 2,168	$ 3,367	$ 2,347	$ 2,207	$ 4,554

19. LEASE COMMITMENTS

The Company has operating leases, with varying terms ranging up to 18 years, for office premises and equipment, storage facilities and sites, application equipment and licensed vehicles. Future minimum payments under these commitments are:

For the years ending October 31
(in thousands)

2005	$	15,020
2006		11,893
2007		6,292
2008		3,095
2009		1,532
After 2009		2,341
	$	40,173

20. FINANCIAL INSTRUMENTS

FORWARD FOREIGN EXCHANGE CONTRACTS

The following amounts represent the contracted Canadian dollar equivalent of commitments to buy and sell foreign currency:

As at October 31, 2004
(in thousands)

		Sell		Buy
U.S. dollars	$	217,684	$	66,728
Euro	$	6,466	$	246
British Pounds	$	231	$	167

FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

The following summarizes the major methods and assumptions used in estimating the fair values of financial instruments:

- Short-term financial instruments are valued at their carrying amounts included in the balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments.
- Rates currently available to the Company for long-term debt with similar terms and remaining maturities are used to estimate the fair value of existing borrowings as the present value of expected cash flows.
- The fair value of derivatives generally reflects the estimated amounts that the Company would have to pay, or would receive, upon termination of the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts.

21. INTEREST IN JOINT VENTURES

The Company's interest in its joint ventures is recognized using the proportionate consolidation method at rates that approximate either the Company's ownership interest in, or the volume of business with, the respective joint venture.

As at October 31
(in thousands)

		2004		2003
Balance Sheets				
Current assets	$	57,782	$	106,913
Long-term assets		103,360		112,943
Current liabilities		(11,640)		(28,133)
Long-term liabilities		(7,584)		(8,648)
Other long-term liabilities		(18,608)		(19,911)
Net investment in joint ventures	$	123,310	$	163,164

For the years ended October 31
(in thousands)

		2004		2003
Statements of Earnings				
Revenues	$	65,258	$	69,665
Expenses		(27,845)		(26,140)
Income tax recovery (provision)		(1,306)		3,274
Net income	$	36,107	$	46,799
Statements of Cash Flows				
Cash flows provided by (used in):				
Operating activities	$	48,535	$	54,821
Investing activities		4,995		(9,194)
Financing activities		(81,918)		(21,741)
Increase (decrease) in cash and cash equivalents	$	(28,388)	$	23,886

22. SEGMENT INFORMATION

The Company has five reportable business segments operating primarily in western Canada: Grain Handling, Crop Production Services, Livestock Services, Financial Markets and Other Investments as well as Corporate Administration. Grain Handling revenues are earned from the sourcing of grain from producers for delivery to end users. Crop Production Services revenues are earned from the production and sale of crop input products and services through retail centres and country elevators. Livestock Services revenues are derived from the manufacture and sale of livestock feed and related services. Financial Markets and Other Investments include the activities of Agricore United Financial, Unifeed Financial and foreign exchange trading activities as well as the activities of other investments. The Corporate segment contains no revenue and is comprised of corporate costs and other activities that are not specific to other business segments.

The Company has not provided revenues from external customers by geographic location as it is not practical to do so. Total sales and revenue from services includes export sales of $1,356 million (2003 – $1,067 million). There is no material property, plant and equipment located in foreign countries.

Significant components of the Company's future tax assets and liabilities are:

As at October 31 *(in thousands)*		2004		2003
Future tax assets:				
Reserves and other liabilities	$	**7,451**	$	15,686
Other post-employment benefits		**4,247**		4,092
Other deferred charges		**6,978**		8,592
Capital assets		**442**		314
Non-capital losses carried forward		**114,404**		119,221
Other long-term liabilities		**7,408**		8,074
Other temporary differences		**636**		3,323
		141,566		159,302
Future tax liabilities:				
Capital assets		**21,768**		28,614
Trade investments		**63,710**		79,657
Deferred pension costs		**5,462**		6,238
Other deferred charges		**3,037**		3,944
Intangible assets		**2,970**		2,970
Other		**4,374**		3,687
		101,321		125,110
Net future tax asset	$	**40,245**	$	34,192
Comprised of:				
Future tax asset – current	$	**6,801**	$	2,903
Future tax liability – current		**(345)**		(259)
Future tax asset – non-current		**40,316**		36,063
Future tax liability – non-current		**(6,527)**		(4,515)
	$	**40,245**	$	34,192

18. GUARANTEES AND CONTINGENCIES

LETTERS OF CREDIT

The Company has provided banking letters of credit to third parties for activities that are inherent in the nature of the agriculture industry. The terms range in duration and expire at various dates from November 2004 to January 2006. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. As at October 31, 2004, the outstanding banking letters of credit were $99.3 million (2003 – $95 million).

INDEMNIFICATION OF ACCOUNTS RECEIVABLE

AGRICORE UNITED FINANCIAL – Under the terms of an agreement with a Canadian Schedule One chartered bank (note 4), the Company indemnifies the bank for 50% of credit losses to a maximum of five percent of the aggregate qualified portfolio balance. As at October 31, 2004, the Company has provided $2.8 million (2003 – $1.7 million) for actual and expected future losses.

UNIFEED FINANCIAL – Under the terms of an agreement with a Canadian Schedule One chartered bank (note 4), the Company indemnifies the bank for credit losses based on the first 20% to 33% of new credit issued on an individual account, dependant on the account's underlying credit rating, with losses in excess of these amounts shared on an equal basis with the bank up to 5% on the aggregate qualified portfolio balance. As at October 31, 2004, the Company has provided $98,900 for actual and expected future losses.

LOAN GUARANTEES

The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at October 31, 2004, the current outstanding balance of these guarantees is $4.2 million (2003 – $4.8 million). These guarantees diminish as the underlying loans are repaid and expire between 2006 and 2014.

The Company is contingently liable under a continuing guarantee given to a third-party lender who has provided certain financing facilities to a wholly-owned foreign subsidiary. As at October 31, 2004, the maximum amount of the guarantee is USD$25 million (2003 – USD$32.5 million).

DIRECTOR AND OFFICER INDEMNIFICATION

The Corporation indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Corporation to the extent permitted by law. The Corporation has acquired and maintains liability insurance for its directors and officers as well as those of certain affiliated companies.

OTHER INDEMNIFICATION PROVISIONS

From time to time, the Company enters into agreements in the normal course of operations and in connection with business or asset acquisitions or dispositions. By their nature, these agreements may provide for indemnification of counterparties. The varying nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could incur. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

CONTINGENCY FOR TAX DISPUTE

In late 2003, Canadian Fertilizers Limited ("CFL"), an investee of the Company's joint venture Westco, received a proposal letter from the CRA as a result of an audit of its 1997 to 2000 taxation years. The CRA had taken the position that deductions by CFL for certain management fees paid under contract to another shareholder of CFL should not be allowed. CFL maintained that the CRA's position lacked merit and recent correspondence from CRA confirms that the tax dispute will be resolved with no impact on its shareholders. Years subsequent to 2000 have not yet been audited, however, based on discussions with CRA, CFL believes that the deductions will not be similarly challenged.

OTHER CONTINGENCIES

As at October 31, 2004, there are claims against the Company in varying amounts for which no provisions in the financial statements are considered necessary. The occurrence of the confirming future event is not determinable or it is not possible to determine the amounts that may ultimately be assessed against the Company with respect to these claims. Management believes that any such amounts would not have a material impact on the business or financial position of the Company, or the occurrence of the confirming future event is not determinable.

The percentage of plan assets by major category is:

As at October 31	2004	2003
Equities	**65%**	60%
Debt securities	**32%**	38%
Other	**3%**	2%
	100%	100%

The significant weighted-average assumptions used in measuring the Company's pension and other obligations are:

	Pension Benefits		Other Future Benefits	
As at October 31	2004	2003	2004	2003
Accrued benefit obligation:				
Discount rate	**6.00%**	6.25%	**6.25%**	6.50%
Rate of compensation increase	**4.00%**	4.00%	**n/a**	n/a
Benefit cost:				
Discount rate	**6.25%**	6.36%	**n/a**	n/a
Expected long-term rate of return on plan assets	**6.70%**	6.72%	**n/a**	n/a
Rate of compensation increase	**4.00%**	4.00%	**n/a**	n/a
Initial health care cost trend rates*	**n/a**	n/a	**7.00%**	7.50%

** The health care cost trend rate will decline by 0.5% per year to the ultimate rate of 3.0%.*

A one-percentage-point change in assumed health care cost trend rates would have the following effects for 2004:

	Increase	Decrease
Interest cost	$ 28,000	$ 25,000
Accrued benefit obligation	$ 445,000	$ 393,000

15. RELATED PARTY TRANSACTIONS

The Company has transactions with related parties in the normal course of business at commercial rates and terms. Related parties may include investees Prince Rupert Grain, The Puratone Corporation, Benson-Quinn-GMS Inc., Canadian Pool Agencies Limited, Interprovincial Cooperative Limited, Pool Insurance Company as well as the Company's principal shareholder Archer Daniels Midland Company and its respective subsidiaries and associated companies.

Total sales to related parties were $120.5 million (2003 – $87.4 million) and total purchases from related parties were $51.8 million (2003 – $46.9 million). As at October 31, 2004, accounts receivable from and accounts payable to related parties totalled $2.8 million (2003 – $4.4 million) and $43,000 (2003 – $256,000), respectively.

16. INTEREST AND SECURITIZATION EXPENSES

For the years ended October 31 *(in thousands)*	2004	2003
Interest on:		
Convertible debentures (note 25)	**$ 9,450**	$ 8,728
Long-term debt	**33,793**	35,434
Short-term debt	**9,111**	11,030
Securitization expenses	**1,665**	2,461
CWB carrying charge recovery	**(1,875)**	(3,993)
	$ 52,144	$ 53,660

17. INCOME TAXES

The Company's income tax recovery consists of:

For the years ended October 31 *(in thousands)*	2004	2003
Current income tax recovery (expense)	**$ (2,492)**	$ 1,268
Future income tax recovery	**7,834**	4,659
Income tax recovery on continuing operations	**5,342**	5,927
Future income tax expense on discontinued operations	**—**	(3,588)
Recovery of income tax	**$ 5,342**	$ 2,339

The Company's effective tax rate is determined as follows:

For the years ended October 31 *(in thousands)*	2004	2003
Income tax recovery at a combined statutory rate of 33.9% (2003 – 38.5%)	**$ 6,462**	$ 3,038
Large corporation capital tax	**(2,112)**	(2,356)
Tax paid equity earnings	**215**	22
Non-taxable portion of capital gain	**536**	2,198
Expenses not deductible for income tax purposes	**(1,407)**	(1,100)
Unrecognized benefit of subsidiary's loss	**—**	(599)
Effect of tax rate changes on future income tax	**169**	1,217
Miscellaneous	**1,479**	(81)
Recovery of income tax	**$ 5,342**	$ 2,339

Total cash payments by the Company for employee future benefits for 2004, consisting of cash contributed to its pension plans, cash payments directly to beneficiaries for other benefits, and cash contributed to its defined contribution plans was $3.6 million (2003 – $6.1 million).

The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at October 31 of each year. The dates of the actuarial valuations of the pension plans vary by plan with the most recent valuation completed on June 30, 2004. The next valuation is required by December 31, 2004.

The Company is amortizing the transitional asset that resulted with the adoption of the new accounting standard on employee future benefits in fiscal 2001 over 13 years which was the ARSP of employees in 2001 expected to receive benefits under the plan. The ARSP for 2004 for the various defined benefit plans ranges from 12 to 14 years (2003 – 12 to 14 years).

The following summarizes the Company's net benefit plan income (expense):

For the years ended October 31
(in thousands)

	2004			2003		
	Incurred in year	Adjustments*	Recognized in year	Incurred in year	Adjustments*	Recognized in year
Defined Benefit Pension Plans:						
Current service cost, net of employee contributions	$ (606)	$ —	$ (606)	$ (1,593)	$ —	$ (1,593)
Interest cost	(7,098)	—	(7,098)	(7,309)	—	(7,309)
Return on plan assets	11,280	(3,321)	7,959	11,509	(3,383)	8,126
Actuarial gains (losses)	(4,193)	3,448	(745)	(5,215)	4,414	(801)
Amortization of the transitional obligation	—	822	822	—	833	833
	(617)	949	332	(2,608)	1,864	(744)
Other Defined Future Benefit Plans						
Current service cost	(245)	—	(245)	(246)	—	(246)
Interest cost	(745)	—	(745)	(740)	—	(740)
Actuarial gains (losses)	(298)	272	(26)	—	1,305	1,305
	(1,288)	272	(1,016)	(986)	1,305	319
Defined benefit plans	(1,905)	1,221	(684)	(3,594)	3,169	(425)
Defined contribution plans	(4,788)	—	(4,788)	(4,315)	—	(4,315)
Multi-employer defined benefit plan	(691)	—	(691)	(303)	—	(303)
Net benefit plan income (expense)	$ (7,384)	$ 1,221	$ (6,163)	$ (8,212)	$ 3,169	$ (5,043)

** Accounting adjustments to allocate costs to different periods to recognize the long-term nature of employee future benefits.*

The following summarizes information about the Company's defined benefit plans in aggregate:

As at October 31
(in thousands)

	Pension Benefits		Other Future Benefits	
	2004	2003	2004	2003
Plan Assets				
Fair value, beginning of year	$ 131,648	$ 130,063	$ —	$ —
Actual return on plan assets	11,280	11,509	—	—
Employer contributions	399	3,269	586	807
Employee contributions	127	109	—	—
Surplus transferred to defined contribution plan	(2,873)	(2,630)	—	—
Benefits paid	(9,624)	(10,672)	(586)	(807)
Fair value, end of year	$ 130,957	$ 131,648	$ —	$ —
Accrued Benefit Obligation				
Balance, beginning of year	$ 125,180	$ 121,626	$ 11,840	$ 11,661
Current service cost	733	1,702	245	246
Interest cost	7,098	7,309	745	740
Benefits paid	(9,624)	(10,672)	(586)	(807)
Actuarial losses	4,193	5,215	298	—
Balance, end of year	$ 127,580	$ 125,180	$ 12,542	$ 11,840
Funded Status				
Plan surplus (deficit)	$ 3,377	$ 6,468	$ (12,542)	$ (11,840)
Unamortized transitional amount	(7,246)	(8,068)	—	—
Unamortized net losses	18,116	17,988	746	474
Deferred benefit asset (liability)	$ 14,247	$ 16,388	$ (11,796)	$ (11,366)

13. STOCK-BASED COMPENSATION

EXECUTIVE STOCK OPTION PLAN

Under the terms of the Executive Stock Option Plan ("ESOP"), eligible executives of the Company are entitled to receive options to acquire Limited Voting Common Shares. The following details stock options that were outstanding and exercisable at October 31, 2004:

Date granted	Exercise Price	Expiry Date	Weighted-average remaining contractual life in years	Number of Shares Outstanding	Number of Shares Exercisable
December 13, 1996	$ 10.20	2006	2.12	82,120	82,120
September 17, 1998	$ 11.50	2008	3.88	111,960	111,960
September 20, 2001	$ 10.30	2011	6.89	19,000	15,200
March 21, 2002	$ 9.70	2012	7.39	350,486	210,267
March 18, 2004	$ 9.30	2014	9.38	165,000	33,000
March 18, 2004	$ 9.70	2014	9.38	3,479	695
			6.71	732,045	453,242

At October 31, 2004, in addition to the stock options outstanding, the Company has reserved a further 303,588 shares (2003 – 432,592) for granting under the ESOP.

The Company recorded compensation expense of $402,000 (2003 – $306,000) and a related increase in Contributed Surplus regarding stock options issued under the terms of the ESOP. The exercise price of the option equals the market price of the Company's stock on the date of the grant. The fair value of each option granted since January 1, 2002, is estimated based on the date of grant using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield of 2.70% (2003 – 2.58%), expected volatility of 38% (2003 – 38%), risk-free interest rate of 4.68% (2003 – 5.8%) and expected life of 10 years (2003 – 10 years). The options vest at a rate of 20% per year commencing on the grant date.

The following summarizes the status of the ESOP and changes during the year:

For the years ended October 31	2004 Number of Shares	2004 Weighted-average exercise price	2003 Number of Shares	2003 Weighted-average exercise price
Outstanding at beginning of year	**603,041**	**$ 10.16**	614,336	$ 10.15
Granted*	**168,479**	**9.31**	—	—
Forfeited	**(39,475)**	**10.22**	(11,295)	9.70
Outstanding at end of year	**732,045**	**$ 9.96**	603,041	$ 10.16
Exercisable at end of year	**453,242**	**$ 10.23**	371,058	$ 10.43

**On November 1, 2004, the Company granted a further 165,000 stock options under the ESOP with an exercise price of $7.64 vesting 20% per year commencing on the grant date and expiring November 1, 2014.*

RESTRICTED STOCK UNIT PLAN

The Company has approved, in principle, a plan to grant Restricted Stock Units ("RSU") to certain employees, subject to obtaining a favourable income tax ruling from Canada Revenue Agency ("CRA"). Provided a favourable ruling is received, units will be granted based on the employee's base salary and the market price of the Company's shares as of November 1, 2003. On this basis, the total number of RSUs outstanding at October 31, 2004 would be 304,568 units. The Company has accrued compensation costs of $620,507 for the year related to these units. The opportunity to receive compensation under the plan is contingent upon both time vesting and performance vesting criteria. The time vesting component consists of 50% of the RSUs and vests with the employee at the end of the three-year period from the grant date. The performance vesting component makes up the remaining RSUs with an equal amount vesting with the employee at the end of each of the three consecutive one-year periods from the grant date provided certain performance criteria have been met. Compensation amounts, based on the market price of the Company's shares on the vesting date, will be paid to the employee in cash.

14. EMPLOYEE FUTURE BENEFITS

The Company maintains several defined benefit and defined contribution pension plans for substantially all of its employees and is also a member of a multi-employer defined benefit plan. Its defined benefit pension plans are based on years of service and final average salary. For one of the Company's defined benefit plans, pension benefits may increase annually based on the performance of the fund.

The Company maintains a benefit plan for its retirees, which includes life, extended health and dental coverage. In December 2002, the Company altered the plan composition for employees retiring after January 1, 2004, resulting in a curtailment gain of $1.3 million that was applied to reduce benefit expenses during 2003.

The Company applied to the Office of the Superintendent of Financial Institutions to harmonize (effective July 1, 2003) the employee pension arrangements of certain pension plans and to merge (effective September 1, 2003) two defined benefit plans that currently have surpluses of $16.5 million and two defined benefit plans that currently have deficits of $11.8 million. The pension benefits accrued to the members prior to the effective date are fully protected, will be fully preserved and are not affected by the harmonization. Management believes that there will be no adverse impact on the financial position of the Company as a result of the harmonization of the plans and merger of the funds.

SHARE CONSOLIDATION PROGRAM – Effective February 22, 2004, through a one-day share consolidation program, the Company acquired for cancellation 1,527,694 Limited Voting Common Shares from registered shareholders holding less than 100 Limited Voting Common Shares at a price of $9.63 per share for a total cost of $15.2 million, including redemption costs (net of tax). The one-day program provided for the consolidation of the Limited Voting Common Shares on a 1 for 100 basis on February 22, 2004. Following the consolidation, all registered shareholders who held less than one Limited Voting Common Share became entitled to receive a cash payment of $9.63 for each pre-consolidation share instead of a fractional share in the Company. On February 23, 2004, the remaining Limited Voting Common Shares were split on a 100 for 1 basis returning all remaining shareholders to their previous shareholdings.

PRIVATE PLACEMENT OF LIMITED VOTING COMMON SHARES – On March 1, 2004, the Company completed a private placement of 1,520,000 Limited Voting Common Shares at a price of $9.63 per share for total proceeds of $14.6 million. Pursuant to a pre-emptive rights agreement, ADM Agri-Industries Company, a wholly-owned subsidiary of Archer Daniels Midland Company, exercised its right to purchase all of the Limited Voting Common Shares offered by the Company under the private placement.

The following table summarizes the issued and outstanding Limited Voting Common Shares, along with securities convertible into Limited Voting Common Shares:

As at October 31	2004	2003
Issued and outstanding Limited Voting Common Shares	**45,315,467**	45,309,932
Securities convertible into common shares:		
9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	**14,000,000**	14,000,000
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,104,552**	1,105,151
Stock options	**732,045**	603,041
	61,152,064	61,018,124

The Company has the following share-related plans:

EMPLOYEE SHARE PURCHASE PLAN

Under the Company's Employee Share Purchase Plan ("ESPP"), qualifying employees may contribute from 1% to 7% of their basic earnings to the ESPP, with the Company contributing an amount equal to 50% of all employee contributions. Contributions are used to acquire shares, either from the open market or from the Company, based on share trading prices on the TSX.

MEMBER SHARE PURCHASE PLAN

Under the Company's Member Share Purchase Plan ("MSPP"), eligible members may contribute to the MSPP by way of a cash payment or cash ticket deduction payment. Contributions and dividends paid are used to acquire shares, either from the open market or from the Company, based on share trading prices on the TSX.

DIRECTORS' SHARE COMPENSATION PLAN

Under the Directors' Share Compensation Plan ("DSCP"), the Company pays its directors a minimum of 25% and a maximum of 50% of their annual compensation through the issuance from treasury of Limited Voting Common Shares, based on share trading prices on the TSX.

DIVIDEND REINVESTMENT PLAN

Under the Company's optional Dividend Reinvestment Plan ("DRIP"), which was implemented March 19, 2004, participating shareholders are allowed to increase their investment in the Company by choosing to automatically reinvest cash dividends received on Limited Voting Common Shares and Series A Convertible Preferred Shares for Limited Voting Common Shares issued from treasury. Under the plan, cash dividends received on Limited Voting Common Shares will be reinvested at 95% of the weighted-average of the TSX market price for the five trading days immediately preceding the applicable dividend payment date. Cash dividends received on Series A Convertible Preferred Shares will be reinvested at a price equivalent to the weighted-average of the TSX market price.

Limited Voting Common Shares on the Toronto Stock Exchange ("TSX") for at least 20 trading days in any consecutive 30-day period ending on the fifth trading day prior to the date on which notice of redemption is given exceeds 125% of the conversion price. On or after December 1, 2006, the Debentures may be redeemed by the Company at any time at a redemption price equal to the principal amount thereof plus accrued and unpaid interest. The Company may, at its option and subject to regulatory approval, elect to satisfy its obligation to repay the principal amount of the Debentures which are to be redeemed or which have matured by issuing to the holders of the Debentures, for each $1,000 principal amount of Debentures, that number of freely tradable Limited Voting Common Shares obtained by dividing such principal amount by 95% of the Current Market Price. Current Market Price means an amount equal to the volume weighted-average trading price of the Limited Voting Common Shares on the TSX for 20 consecutive trading days ending on the fifth trading day preceding the date of determination.

On October 31, 2004, the Company adopted an accounting policy change due to revisions to CICA Handbook Section 3860, *Financial Instruments* which requires that the Debentures no longer be accounted for and presented in the financial statements in their component parts. Although the terms and conditions of the Debentures remain unchanged, the Debentures are now presented entirely as debt. The change has been accounted for retroactively with a reclassification of prior year comparatives (note 25).

11. OTHER LONG-TERM LIABILITIES

As at October 31
(in thousands)

	2004	2003
Post-employment benefits other than pension (note 14)	**$ 11,796**	$ 11,366
Reclamation provision	**18,096**	19,244
Other liabilities	**5,922**	5,636
	$ 35,814	$ 36,246

Westco, a joint venture of the Company in which it holds a 57% interest, discontinued manufacturing fertilizer at its two processing plants in 1987. Subsequent to the closures, Westco retained an independent consultant who estimated the site reclamation and decommissioning costs to be between $44 million and $61.5 million. In 2000, with the help of various consultants, Westco developed conceptual reclamation plans for its former production facilities based on site assessments, environmental risk data and current technology available. As at October 31, 2004, Westco has expended $19 million (2003 – $17 million) in reclamation costs out of an original provision of $51 million. The reclamation plans are designed to meet current regulatory requirements. The Company provides no guarantee for the obligations of Westco. The reclamation provision represents the Company's *pro rata* share of the outstanding estimated costs.

Other liabilities include a provision of $5 million (2003 – $5 million) accrued by the Company as part of its revaluation of the liabilities of Agricore Ltd. on acquisition.

12. SHARE CAPITAL

The Company is governed by the United Grain Growers Act, a special act of the Parliament of Canada, under which it has both members and shareholders. Members are customers of the Company and are entitled to elect 12 directors, who must be members of the Company. The Company's Limited Voting Common Shareholders are entitled to elect three directors, who cannot be members. Members who are not shareholders are not entitled to participate in any profit or distribution of the Company.

The authorized, issued and outstanding shares of the Company are:

As at October 31
(in thousands, except shares)

	2004		2003	
	Shares	Value	Shares	Value
Authorized				
Preferred shares, issuable in series	**unlimited**		unlimited	
Limited Voting Common Shares	**unlimited**		unlimited	
Issued and outstanding				
Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24				
Opening balance	**1,105,151**	**$ 22,103**	1,105,158	$ 22,103
Converted to Limited Voting Common Shares	**(599)**	**(12)**	(7)	—
Closing balance	**1,104,552**	**$ 22,091**	1,105,151	$ 22,103
Limited Voting Common Shares				
Opening balance	**45,309,932**	**$ 438,406**	45,281,561	$ 438,249
Issued (redeemed)				
Upon conversion of preferred shares	**599**	**12**	7	—
Directors' share compensation plan	**18,047**	**155**	28,364	157
Dividend reinvestment plan	**8,049**	**65**	—	—
Assisted sales program	**(13,466)**	**(172)**	—	—
Share consolidation program, including redemption costs (net of tax)	**(1,527,694)**	**(15,238)**	—	—
Private placement	**1,520,000**	**14,638**	—	—
Closing balance	**45,315,467**	**$ 437,866**	45,309,932	$ 438,406
		$ 459,957		$ 460,509

8. BANK AND OTHER LOANS

As at October 31
(in thousands)

	2004	2003
Bank loans	$ 109,000	$ 151,000
Member and employee loans	23,121	23,748
Other	—	1,199
	$ 132,121	$ 175,947

The Company has a $375 million revolving credit facility with a syndicate of banks, at prime interest rate plus up to 2% (subject to the Company's fixed charge ratio), expiring February 28, 2005. The revolving facility, which also provides a $50 million seasonal increase in the facility between November 1 and April 30, may be drawn to the lesser of the facility limit or a margin based on qualifying receivables and inventories. This facility is secured by a first floating charge over receivables and inventory and a second fixed charge over all other assets of the Company and its material wholly-owned subsidiaries.

In addition, a wholly-owned subsidiary has an undrawn $11.5 million (2003 – $26 million) revolving credit facility at 0.85% (2003 – 0.60%) over LIBOR (London Interbank Money Market Offer Rate) that matures on January 31, 2005, secured by a guarantee from the Company (note 18).

Loans from members and employees are unsecured, repayable on demand and bear interest at rates varying from 2.5% to 5.5%.

9. LONG-TERM DEBT

As at October 31
(in thousands)

	2004	2003
Syndicated Term Loan	$ 129,000	$ 141,000
Term Notes	104,913	109,000
Series A Notes	49,769	56,879
Series B Notes	21,237	21,237
Cascadia Series B Notes	47,500	50,000
Other long-term debt	8,835	9,883
	361,254	387,999
Less: current portion	39,189	26,774
	$ 322,065	$ 361,225

The fair value of long-term debt approximates its carrying amount. The Syndicated Term Loan, Term Notes, Series A Notes and Series B Notes are secured, pari passu, by specific charges over material fixed assets and a floating charge over all other assets of the Company and its material wholly-owned subsidiaries.

SYNDICATED TERM LOAN

A term facility with a syndicate of banks at prime interest rate, plus 0.5% to 2.5% (subject to the Company's fixed charge ratio), is repayable in quarterly installments of $5.75 million between November 2004 and August 2007 with the balance due on November 30, 2007. The variable prime rate has been fixed through a swap arrangement.

An interest rate swap of $129 million at 6.65% (2003 – $141 million at 6.65%) with a Schedule One chartered bank is used to hedge the floating interest rate component of the Syndicated Term Loan. The fair value of the interest rate swap obligation is $8.6 million at October 31, 2004 (2003 – $11.5 million).

TERM NOTES

A term facility with a U.S. based life insurance company at a fixed rate of 9.67% is repayable in monthly installments of $454,000 to January 2009 and $973,000 per month from February 2009 to maturity in January 2016.

SERIES A AND B NOTES

Series A Notes with a syndicate of Canadian life insurance companies at a fixed rate of 10.25% (2003 – 10.25%) are repayable in equal annual installments of $7.1 million in December to maturity in 2010. The Series B Notes with a syndicate of Canadian life insurance companies at a fixed rate of 10.8% (2003 – 10.8%) are repayable in equal annual installments of $2.1 million in December from 2011 to 2020.

CASCADIA SERIES B NOTES

The Notes with a syndicate of Canadian life insurance companies are collateralized by a first fixed and specific mortgage on the Cascadia Terminal as well as a pledge and charge on all leasehold land and interests. The Notes carry a fixed rate of 6.98% (2003 – 6.98%) repayable in equal annual installments of $2.5 million to 2023.

OTHER LONG-TERM DEBT

Other long-term debt held by subsidiaries is repayable within 10 years.

The following summarizes the aggregate amount of scheduled repayments of long-term debt in each of the next five years:

For the years ending October 31
(in thousands)

2005	$ 39,189
2006	39,174
2007	42,958
2008	75,339
2009	19,961

10. CONVERTIBLE DEBENTURES

The Company issued $105 million of 9% convertible unsecured subordinated debentures (the "Debentures") on November 27, 2002, maturing November 30, 2007, with interest payable semi-annually on May 31 and November 30. The fair value of the Debentures approximates its carrying amount. The Debentures are convertible, at the option of the holder, at any time prior to the maturity date at a conversion price of $7.50 per share or 133.3333 Limited Voting Common Shares per $1,000 principal amount of Debentures. The Debentures may not be redeemed by the Company prior to December 1, 2005. On or after December 1, 2005, and prior to December 1, 2006, the Debentures may be redeemed by the Company in whole or in part, on not more than 60 days' and not less than 30 days' prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the volume weighted-average trading price of the asset to be the same as its carrying value and has concluded that any sensitivity analysis regarding key assumptions used in such valuation would not result in any significant change in valuation.

At October 31, 2004, amounts advanced to producers on behalf of the CWB are reported net of securitized amounts of $28.7 million (2003 – $43 million). The following table summarizes certain cash flows related to the transfer of receivables during the year:

As at October 31
(in thousands)

	2004	2003
Proceeds from new securitizations	**$ 22,400**	$ 47,000
Proceeds from collections reinvested (not reinvested)	**6,338**	(4,020)
Securitized amount	**$ 28,738**	$ 42,980

The net cost of these transactions is included in interest and securitization expenses in the Consolidated Statements of Earnings and Retained Earnings.

AGRICORE UNITED FINANCIAL
The Company has a rolling five-year agreement with a Canadian Schedule One chartered bank to provide credit for qualifying agricultural producers to purchase crop inputs. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. The Company indemnifies the bank for a portion of future losses (note 18).

UNIFEED FINANCIAL
Commencing December 23, 2003, the Company entered into a rolling five-year agreement with a Canadian Schedule One chartered bank to provide loans to customers to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. The Company indemnifies the bank for a portion of future losses (note 18).

5. INVENTORIES

As at October 31
(in thousands)

	2004	2003
Grain	**$ 137,285**	$ 206,571
Crop inputs	**230,901**	224,885
Feed and livestock	**12,148**	11,903
Other merchandise	**3,580**	4,149
	$ 383,914	$ 447,508

6. PROPERTY, PLANT AND EQUIPMENT

As at October 31
(in thousands)

	2004		2003	
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Country elevator, feed mill and warehouse properties and equipment	**$ 780,567**	**$ 322,845**	$ 790,396	$ 335,308
Terminal elevator properties and equipment	**286,655**	**173,017**	276,622	166,799
Other equipment	**358,376**	**273,382**	364,031	266,190
Construction in progress	**8,042**	**—**	26,144	—
	$ 1,433,640	**$ 769,244**	$ 1,457,193	$ 768,297
Net book value	**$ 664,396**		$ 688,896	

The Company capitalized $912,000 (2003 – $687,000) in interest related to major capital expenditures.

The Company ceased to operate one of its three port terminals in Thunder Bay, Ontario, and consolidated its operations into the two remaining wholly-owned port terminals. Additionally, with the opening of its new replacement livestock feed mill in Strathcona County, Alberta, the Company closed and demolished its existing feed mill in Edmonton. The closure of these facilities is not expected to have a material impact on the ongoing operation of the Company's Grain Handling and Livestock Services business segments.

7. OTHER ASSETS

As at October 31
(in thousands)

	2004	2003
Deferred charges:		
System development costs	**$ 3,683**	$ 4,680
Varietal development costs	**3,390**	3,990
Pension costs (note 14)	**14,247**	16,388
Financing and other costs	**10,110**	9,923
Trade investments*	**22,026**	27,158
	$ 53,456	$ 62,139

**Trade investments include the Company's $2.5 million investment in Benson-Quinn-GMS Inc. which was sold November 15, 2004.*

2. EARNINGS PER SHARE

For the years ended October 31
(in thousands, except per share amounts)

	2004			2003		
	Amount	Shares	Per share	Amount	Shares	Per share
Net loss	$ (13,717)			$ (5,546)		
Less: Preferred share dividend	(1,105)			(1,105)		
Basic & diluted loss per share	$ (14,822)	45,278	$ (0.33)	$ (6,651)	45,299	$ (0.15)
Less: Earnings from discontinued operations – net of income taxes	—		—	(12,708)		(0.28)
Basic & diluted loss from continuing operations per share	$ (14,822)	45,278	$ (0.33)	$ (19,359)	45,299	$ (0.43)

Basic loss per share is derived by deducting annual dividends on preferred shares from the net loss for the year and dividing this total by the weighted-average number of Limited Voting Common Shares outstanding for the year. The effect of potentially dilutive securities (convertible unsecured subordinated debentures and preferred shares) was not included in the calculation of diluted loss per share for the years ended October 31, 2004 and 2003 as the result would be anti-dilutive. In addition, executive stock options have been excluded from the calculation of diluted loss per share as the exercise price exceeds the average trading value of the shares in the respective years.

3. BUSINESS ACQUISITIONS

Effective February 1, 2004, the Company purchased, through its wholly-owned subsidiary Unifeed Limited, 100% of the issued and outstanding shares of Vertech Feeds Ltd., a livestock feed manufacturer in Red Deer, Alberta. Vertech Feeds Ltd. was dissolved effective November 1, 2004 and its operations were wound up into Unifeed Limited.

The Company purchased the remaining 50% of issued and outstanding shares of Prairie Mountain Agri Limited, a high throughput grain terminal and crop production centre located in Roblin, Manitoba. The transaction closed on May 31, 2004, Prairie Mountain Agri Limited was dissolved effective June 1, 2004 and its operations wound up into the Company.

On October 21, 2002, the Company entered into a binding letter agreement to acquire the remaining 30% ownership of Western Pool Terminals Ltd. and Pacific Elevators Limited.

These acquisitions were accounted for using the purchase method and the results of operations of these businesses are included in the consolidated financial statements from the respective dates of acquisition.

For the years ended October 31
(in thousands)

	2004	2003
Net assets acquired:		
Current assets	$ 3,881	$ 668
Property, plant & equipment	3,382	6,296
Goodwill*	4,801	—
Current liabilities	(1,408)	(6,964)
Long-term liabilities	(782)	—
	9,874	—
Less: cash acquired	(1,549)	—
Net cash consideration	$ 8,325	$ —

** Virtually none of the goodwill is considered deductible for income tax purposes.*

4. ACCOUNTS RECEIVABLE

The following table presents the percentage of total customer balances receivable by business segment:

As at October 31	2004	2003
Grain Handling	43%	37%
Crop Production Services	17%	29%
Livestock Services	28%	21%
Other	12%	13%

SECURITIZATION AGREEMENT

Under a securitization agreement with an independent trust, the Company can sell on an unlimited basis an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with the grain handling contract between the Company and the CWB. The Company receives proceeds equal to the fair value of the assets sold and retains rights to future cash flows arising from future performance of grain handling on behalf of the CWB after the investors in the trust have received the return for which they contracted. The trust has limited recourse to the Company's future grain handling receipts and no recourse to the Company's other assets. Either party may cancel the securitization agreement on 60 days' notice. The Company is responsible for fulfilling its obligations under the grain handling agreement entered into with the CWB and retains servicing responsibilities in respect of CWB grain.

Under the terms of the grain handling contract, the Company is guaranteed a reimbursement of amounts advanced to the producers on behalf of the CWB upon deliveries of CWB grain. The Government of Canada secures this guarantee and therefore no credit losses are expected with respect to these assets. In addition, since the weighted-average life of the receivable is only a matter of days, the discount factor is not expected to be a significant element in the computation of fair value. Consequently, the Company has determined the fair value measurement of this

TRADE INVESTMENTS – Trade investments primarily include the Company's non-controlling interests in The Puratone Corporation, Canadian Pool Agencies Limited, Pool Insurance Company and Benson-Quinn-GMS Inc., which are accounted for using the equity method. The Company's non-controlling interest in Prince Rupert Grain Terminal is recorded at nominal value. All other trade investments are recorded at cost.

GOODWILL

Goodwill represents the excess of the purchase price over the fair values assigned to identifiable net assets acquired. The Company assesses annually whether there has been a permanent impairment in the carrying value of goodwill based on the fair value of the related business operations. Should the carrying amount of the goodwill exceed its fair value, an impairment loss would be recognized at that time.

INTANGIBLE ASSETS

Intangible assets consist primarily of supply contracts with indefinite useful lives. Indefinite life intangibles are not amortized but are tested for impairment at least annually. Should the carrying amount of the intangible asset exceed its fair value, an impairment loss would be recognized at that time.

INCOME TAXES

Income taxes are provided for using the asset and liability method of accounting. Under this method, future income taxes are recognized for temporary differences between the accounting and tax bases of the Company's assets and liabilities, and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the year the change occurs. A valuation allowance would be provided to the extent that it is more likely than not that future income tax assets will not be realized.

STOCK-BASED COMPENSATION

EXECUTIVE STOCK OPTION PLAN – The fair value of the award at the time of granting is recognized as compensation expense over the vesting period with an offsetting amount recorded to contributed surplus.

RESTRICTED STOCK UNIT PLAN – The Company's obligation under the plan is recognized as compensation expense over the vesting periods based on time and performance expectations and the quoted market value of the Company's shares at the measurement dates with an offsetting amount recorded to liabilities.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Company to reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices. In the normal course, the Company does not hold or issue derivative financial instruments for derivative trading purposes. Any derivative that does not qualify for hedge accounting is reported in earnings on a mark-to-market basis.

INTEREST RATE SWAP CONTRACTS – The Company has an interest rate swap that is accounted for in accordance with hedge accounting (note 25) and as such, the swap is documented and subjected to an effectiveness test on a quarterly basis for reasonable assurance that it is and will continue to be effective. Differentials to be received or paid under these contracts are recognized in income over the life of the contracts as adjustments to interest expense. Gains and losses on contract termination are deferred and amortized to income over the life of the contract or the related debt, whichever is earlier.

FOREIGN CURRENCY TRANSLATION

Monetary assets and liabilities denominated in foreign currencies are translated at the year-end exchange rate while non-monetary assets, liabilities, revenues and expenses are translated at the rate of exchange prevailing at the transaction date. All exchange gains and losses are reflected in earnings during the year in which they occurred.

EMPLOYEE FUTURE BENEFITS

The Company maintains both defined benefit and defined contribution pension plans for employees and is also a member of a multi-employer defined benefit pension plan. Additionally, the Company provides other post-employment benefits, largely in respect of extended health and dental plans and life insurance, to eligible employees upon retirement. The cost of all future benefits is accrued in the year in which the employee services are rendered, based on actuarial valuations, with the exception of a foreign wholly-owned subsidiary which determines its obligation based on the amount that would be required to be paid under the plan if all eligible employees and directors voluntarily terminated their employment as of the balance sheet date.

The actuarial determination of the accrued benefit obligations for pensions and other retirement benefits uses the projected benefit method pro rated on service, which incorporates management's best estimate of future salary levels, other cost escalation, retirement ages of employees and other actuarial factors. For the purpose of calculating the expected return on plan assets, those assets are reflected at fair value.

Any excess net actuarial gains or losses over 10% of the greater of the accrued benefit obligation and the fair value of plan assets are being amortized over the average remaining service period ("ARSP") of active employees expected to receive benefits under the benefit plan.

The multi-employer defined benefit pension plan is accounted for as a defined contribution plan.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Agricore United ("the Company") are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

USE OF ESTIMATES

The timely preparation of financial statements in accordance with GAAP necessitates the use of management estimates, assumptions and judgement that affect reported amounts of assets, liabilities, revenues and expenses and disclosure of contingencies. Actual results may differ as confirming events occur.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, its subsidiaries and its proportionate share of the accounts of significant joint ventures. The Company's interest in its joint ventures is recognized using the proportionate consolidation method at rates that approximate either the Company's ownership interest in, or the volume of business with, the respective joint venture.

Subsidiaries	Ownership Interest
Demeter (1993) Inc.	100%
Pacific Elevators Limited	100%
Western Pool Terminals Ltd.	100%
Unifeed Limited and its wholly-owned subsidiaries	100%
XCAN Grain Ltd. and its wholly-owned subsidiaries	100%

Joint Ventures	Ownership Interest
Alberta Industrial Mustard Company Limited	50%
Cascadia Terminal	50%
CMI Terminal Joint Venture	50%
Gardiner Dam Terminal Joint Venture	50%
Lloydminster Joint Venture	50%
Western Co-operative Fertilizers Limited*	57%

** Prior to July 1, 2003, Western Co-operative Fertilizers Limited ("Westco"), was recognized using the proportionate consolidation method at a rate of 66.67%, representing the Company's ownership interest in Westco's Co-op shares and Class A and C common shares. Effective July 1, 2003, the Company agreed to realign its co-operative equity interest with Westco's other venturer based on each party's historical contributed and retained capital with Westco, which in the Company's case was 57%. Accordingly, the adjustment to the Company's proportionate share of Westco's assets and liabilities included an $8.2 million reduction in the Company's entitlement to undistributed cash of Westco as at July 1, 2003. Since the factors governing joint control by the venturers remain unchanged, the Company continues to account for its interest in Westco as a joint venture using the proportionate consolidation method.*

REVENUE RECOGNITION

Revenue from the sale of commodities is recognized upon shipment to the customer from country elevator or port terminal. Revenue from the sale of crop input products and livestock feed is recognized upon shipment to the customer. Service-related revenue, which includes tariff-based revenue for handling Canadian Wheat Board ("CWB") grain, is recognized upon performance of the service.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash and short-term investments with less than three months to maturity as well as funds on deposit within jointly held enterprises which may not be immediately available to the Company.

ACCOUNTS RECEIVABLE

Accounts receivable includes advances to producers arising from the purchase of grain for the account of the CWB, in accordance with the terms of a handling agreement between the parties, which are valued on the basis of CWB initial prices less handling costs.

INVENTORIES

Grain inventories include both hedged and non-hedged commodities. Hedgeable grain inventories are valued based on the closing market quotations less execution costs. Non-hedgeable grains are valued at the lower of cost or market. Farm supply, seed, feed and livestock inventories are valued at the lower of cost or net realizable value.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost, which includes interest incurred on major construction projects, reduced by investment tax credits claimed. The Company uses a combination of straight-line and diminishing balance methods of providing depreciation over the estimated useful lives of the assets.

Country elevator, feedmill and warehouse properties and equipment	4% to 20% diminishing balance; and 5 to 25 years straight-line
Concrete high throughput elevator properties and equipment	15 to 50 years straight-line
Terminal elevator properties and equipment	5% to 20% diminishing balance; and 5 to 50 years straight-line
Specified computer equipment	3 to 5 years straight-line
Other equipment, furniture and fixtures	6% to 30% diminishing balance; and 5 years straight-line

OTHER ASSETS

DEFERRED CHARGES – System development costs related to developing or upgrading identifiable software products are deferred and amortized on a straight-line basis over a three-year period. Varietal development costs incurred under agreements for the development of proprietary seed varieties are deferred and amortized on a straight-line basis over a four-year period. Pension costs, representing the aggregate surplus of the Company's pension plans plus unamortized transitional amounts and actuarial net losses, are accounted for as described under Employee Future Benefits. Financing costs related to securing and maintaining credit facilities are deferred and amortized over the term of the facility.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended October 31 (in thousands)	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss for the year	$ (13,717)	$ (5,546)
Adjustments for:		
Depreciation and amortization	65,211	72,600
Employee future benefits	2,572	(1,101)
Future income taxes	(7,281)	(1,308)
Equity earnings from investments, net of distributions	(833)	(127)
Stock-based compensation (note 13)	402	306
Discontinued operations, non-cash items	—	(14,872)
Loss (gain) on disposal of assets	289	(1,548)
Other long-term liabilities	294	—
Cash flow provided by operations	46,937	48,404
Changes in non-cash working capital	67,485	18,295
	114,422	66,699
CASH FLOWS FROM INVESTING ACTIVITIES		
Business acquisitions, net of cash acquired (note 3)	(8,325)	—
Realignment of ownership interest (note 1)	—	(8,229)
Proceeds from disposal of business segment (note 24)	—	12,200
Property, plant and equipment expenditures	(32,473)	(29,176)
Proceeds from disposal of property, plant and equipment	4,609	9,774
Decrease (increase) in other assets	861	(1,967)
	(35,328)	(17,398)
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in bank and other loans	(44,306)	(212,775)
Proceeds from long-term debt	53	109,000
Long-term debt repayments	(26,798)	(18,160)
Proceeds from convertible debentures	—	105,000
Deferred financing expenditures	(3,229)	(10,367)
Decrease in other long-term liabilities	(1,156)	(2,626)
Share capital issued (redeemed)	(27)	157
Share redemption costs	(795)	—
Dividends	(6,541)	(4,728)
	(82,799)	(34,499)
Net increase (decrease) in cash and cash equivalents	(3,705)	14,802
Cash and cash equivalents, beginning of year	53,919	39,117
Cash and cash equivalents, end of year	$ 50,214	$ 53,919
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION		
Cash payments of interest	$ (52,123)	$ (48,313)
Cash payments of taxes	$ (8,160)	$ (1,916)

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

For the years ended October 31
(in thousands, except per share amounts)

	2004	2003
Sales and revenue from services (note 22)	$ **3,048,135**	$ 2,726,631
Gross profit and net revenue from services (note 22)	**428,497**	410,454
Operating, general and administrative expenses (note 22)	**(329,912)**	(309,923)
Earnings before the undernoted (note 22)	**98,585**	100,531
Depreciation and amortization (note 22)	**(65,211)**	(72,600)
	33,374	27,931
Gain (loss) on disposal of assets	**(289)**	1,548
Interest and securitization expenses (note 16)	**(52,144)**	(53,660)
	(19,059)	(24,181)
Recovery of income taxes (note 17)	**5,342**	5,927
Net loss from continuing operations	**(13,717)**	(18,254)
Discontinued operations – net of income taxes (note 24)	**—**	12,708
Net loss for the year	**(13,717)**	(5,546)
Retained earnings, beginning of year, as previously reported	**38,410**	46,658
Accounting policy change (note 25)	**238**	—
Retained earnings, beginning of year, as adjusted	**38,648**	46,658
Dividends	**(6,541)**	(2,464)
Retained earnings, end of year	$ **18,390**	$ 38,648
Basic and diluted loss from continuing operations per share (note 2)	$ **(0.33)**	$ (0.43)
Basic and diluted loss per share (note 2)	$ **(0.33)**	$ (0.15)

CONSOLIDATED
BALANCE SHEETS

As at October 31 *(in thousands)*		2004		2003
ASSETS				
Current Assets				
Cash and cash equivalents	**$**	**50,214**	$	53,919
Accounts receivable (note 4)		**185,232**		218,880
Inventories (note 5)		**383,914**		447,508
Prepaid expenses		**19,888**		20,302
Future income taxes (note 17)		**6,801**		2,903
		646,049		743,512
Property, Plant and Equipment (note 6)		**664,396**		688,896
Other Assets (note 7)		**53,456**		62,139
Goodwill (note 22)		**28,903**		26,389
Intangible Assets (note 22)		**16,502**		16,502
Future Income Taxes (note 17)		**40,316**		36,063
	$	**1,449,622**	$	1,573,501
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities				
Bank and other loans (note 8)	**$**	**132,121**	$	175,947
Accounts payable and accrued expenses		**326,706**		361,272
Dividends payable		**2,464**		2,464
Current portion of long-term debt (note 9)		**39,189**		26,774
Future income taxes (note 17)		**345**		259
		500,825		566,716
Long-term Debt (note 9)		**322,065**		361,225
Convertible Debentures (note 10)		**105,000**		105,000
Other Long-term Liabilities (note 11)		**35,814**		36,246
Future Income Taxes (note 17)		**6,527**		4,515
Shareholders' Equity				
Share capital (note 12)		**459,957**		460,509
Contributed surplus (note 13)		**1,044**		642
Retained earnings		**18,390**		38,648
		479,391		499,799
	$	**1,449,622**	$	1,573,501

Approved by the Board



Wayne W. Drul,
Director



Terry Youzwa,
Director

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The management of United Grain Growers Limited, carrying on business as Agricore United, is responsible for the preparation and presentation of the accompanying financial statements and all of the information contained in this annual report. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles which recognize the necessity of relying on management's judgement and best estimates. Financial information contained throughout this annual report is consistent with these financial statements.

To fulfill its responsibility and ensure integrity of financial reporting, management maintains a system of internal accounting controls and an internal audit department to review systems and controls on a regular basis. These controls, which include a comprehensive planning system and timely reporting of periodic financial information, are designed to provide reasonable assurance that the financial records are reliable and form a proper basis for the accurate preparation of financial statements.

Final responsibility for the financial statements and their presentation to shareholders rests with the Board of Directors. The Audit Committee of the Board of Directors, consisting of non-management directors, oversees management's preparation of financial statements and financial control of operations. The Audit Committee meets separately with management, the Company's internal auditors and the Company's independent auditors, PricewaterhouseCoopers LLP, to review the financial statements and recommend approval by the Board of Directors.



Brian Hayward,
Chief Executive Officer



Peter G. M. Cox,
Chief Financial Officer

AUDITORS' REPORT

TO THE SHAREHOLDERS OF UNITED GRAIN GROWERS LIMITED, CARRYING ON BUSINESS AS AGRICORE UNITED:

We have examined the consolidated balance sheets of United Grain Growers Limited as at October 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings and consolidated statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2004 and 2003 and the results of its operations and the changes in its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



PricewaterhouseCoopers LLP
Chartered Accountants
Winnipeg, Canada
December 8, 2004

Precipitation levels across western Canada in 2004 were well distributed and average to above average – a preliminary indicator of normal growing conditions in the 2005 season. With the exception of the more arid areas of southeastern Alberta and southwestern Saskatchewan, subsoil moisture levels at October 24, 2004 were between 80% and 100% of capacity across western Canada's arable land. A normal growing season, however, remains dependent on receiving timely precipitation and normal heat units (or "growing degree days") during 2005 (commencing about April 1).

The above average crop growth that occurred during 2004 significantly reduced soil nutrient levels and, coupled with the below average fall fertilizer application season this past year, should contribute to at least normal, if not increased, demand for crop nutrients during fiscal 2005, absent other offsetting weather factors. The poor weather conditions in 2004 also limited the application of crop protection products, which should increase demand for herbicides in 2005. In the case of seed, customers have already fully subscribed for a number of the certified varieties the Company has available for 2005.

The livestock industry's outlook for 2005 also appears to be improving. Additional markets such as Hong Kong have recently opened their borders to Canadian beef, previously closed due to the discovery of a single case of BSE in Alberta in May 2003. The United States is also considering regulations which would define the terms of admission for Canadian live cattle into the U.S. market as early as the spring of 2005. Canadian livestock and poultry producers are currently benefiting from reduced feed costs due to large feed grain supplies in Canada. The feed industry and Company have not yet realized the full benefit of recent rationalization of several less efficient feed manufacturers brought about by the market pressures on the industry.

The collection of AU Financial accounts due on October 31, 2004 increased to 93% of outstanding balances compared to 88% last year. As at December 6, 2004, the Company had already pre-approved 19,500 customers for $615 million in credit for the 2005 growing season compared to 18,900 customers for $587 million last year. The Company continues to expand the credit advanced under Unifeed Financial as eligible customers previously financed directly by the Company complete the marketing of their current livestock. The Company also anticipates expanding its base of credit-worthy customers accessing trade credit through Unifeed Financial.

The Company has engaged a third party to assist in the marketing and sale of one of its Vancouver grain terminals pursuant to a consent agreement with the Commissioner of Competition. The proceeds of such a sale may be utilized for general corporate purposes, including the non-scheduled repayment of debt or sustaining capital reinvestment. The sale is not expected to have a material impact on the Company's results from continuing operations.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company's 2004 Annual Information Form, is available on SEDAR at www.sedar.com.

Certain statements in this report may constitute forward-looking statements. The results or events predicted in these statements may differ materially from actual results or events. These forward-looking statements can generally be identified by the use of statements that include phrases such as "believe", "expect", "anticipate", "intend", "plan", "likely", "will" or similar words or phrases. Similarly, statements that describe the Company's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements are based on the Company's current expectations and its projections about future events. However, whether actual results and developments will conform with the Company's expectations and projections is subject to a number of risks and uncertainties, including, among other things, the risks and uncertainties described above under "Risks" and the risk factors described in the Company's Annual Information Form for the fiscal year ended October 31, 2004 under the heading "Risk Factors". These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Company's forward-looking statements. Other known and unpredictable factors could also harm its results. Consequently, there can be no assurance that the actual results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Company. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK MANAGEMENT

The Company's Corporate Risk Management Committee (consisting of the Chief Executive Officer, Chief Financial Officer and a number of senior managers of the Company) is responsible for identifying the risks faced by the Company, determining the materiality of those risks and reporting to the Risk Review Committee of the Board of Directors on the appropriate policies implemented to reasonably contain those risks which can be managed. The Corporate Risk Management Committee also provides direction to management on risk management strategies, the use of risk management products, specific exposure limits and approved counterparties. In addition, it determines that responsibility for specific risks is clearly delegated and that there are appropriate internal controls and monitoring systems to ensure that defined policies and procedures are adhered to.

MARKET RISK

A significant source of the Company's revenue is earned by Grain Handling. Earnings in this segment of the business fluctuate in relation to the volume of grain handled and the margin earned on merchandising open market (non-CWB) grains. In the case of Board grains, the Company earns storage and handling tariffs from the CWB, which are established independently of the market price for the grain. Board grains represented 56% of total grain handled by Agricore United in fiscal 2004 (2003 – 57%).

Since a significant portion of the Company's off-shore transactions are denominated and priced in U.S. dollars, the Company is not directly exposed to volatility in export sales as a result of underlying changes in the relationship between the Canadian dollar and other foreign currencies. The Company may be indirectly affected to the extent that farmer customers are adversely impacted by changes in the underlying exchange value of the Canadian dollar that, over a sustained period, are not compensated for by a corresponding change in input costs (i.e. changes in costs of fuel, crop inputs, etc.).

The Company utilizes exchange traded futures contracts wherever possible to manage the exposure associated with fluctuations in the cash price of non-Board grains. In so doing, the Company assumes a basis risk to the extent that the two do not change by directly equivalent amounts. Where exchange traded futures for a particular commodity are not available or where the liquidity of a particular exchange traded future is volatile, Agricore United develops crosshedges using futures contracts for similar or related products. While the utilization of such hedges reduces exposure to price risk, exposure to basis risk increases, although not proportionately. The Company retains any remaining commodity risks. The Company also employs forward sales contracts to hedge prices for the sale of grain, forages and special crops, forward purchase contracts to fix the costs of supply of livestock feed inputs and prepaid purchases of crop production inputs with future delivery dates. The costs associated with these instruments are included in the cost of sales for the affected business segment.

FOREIGN EXCHANGE RISK

As a significant portion of the Company's net revenues are effectively denominated in U.S. dollars, the Company uses forward exchange contracts and options to hedge this exposure. The costs associated with these hedging activities are included in the cost of sales of the affected business segment.

INTEREST RATE RISK

To mitigate interest rate risk, the floating interest rate on the Company's $129 million term loan has been fixed through an interest rate swap with a Canadian chartered bank at an average rate of 6.65% for the term of the loan. The Company also manages the interest rate risk on its short-term borrowings by using a combination of cash instruments, futures, options and forward rate agreements. The cost of the interest rate swap as well as the other instruments is included in interest and securitization expenses.

CREDIT RISK

Its counterparties expose Agricore United to credit risk in the event of non-performance. However, in the case of over-the-counter derivative contracts, the Company only contracts with pre-authorized counterparties where agreements are in place. Agricore United monitors the credit ratings of its counterparties on an ongoing basis. No provision has been made in respect of credit losses on derivative contracts, as Agricore United does not anticipate any non-performance. The Company also requires additional collateral in the form of letters of credit or cash deposits where large grain sale contracts with a particular customer potentially involve concentration of risk.

Exchange traded futures contracts used to hedge future revenues in the Company's grain business are not subject to any significant credit risk as the changes in contract positions are settled daily.

Agricore United manages its exposure to potential credit risk in respect of trade receivable contracts through a rigorous analysis of outstanding positions, payment and loss history and ongoing credit reviews of all significant contracts. The absence of significant financial concentration of such receivables limits its exposure to credit risk. Under Agricore United Financial and Unifeed Financial, the Company has limited its exposure to credit risk by limiting the financial institution's recourse against the Company for indemnification of losses incurred on certain accounts receivable.

OUTLOOK

On December 8, 2004, Statistics Canada estimated western Canadian production of the major grains of about 51 million tonnes for the 2004 Crop Year. This represents a 6% increase over the ten-year average of 48.2 million tonnes and a 12% increase over 2003 production, although the quality of the western Canada crop is below normal with a smaller percentage of each crop falling into the top grades. The grain handling industry typically ships about 67% of the grain produced during the most recent Crop Year over the course of the subsequent 12 months.

Pension and Other Post-Employment Benefits

Certain estimates and assumptions are used in determining the Company's defined benefit pension and other post-employment benefit obligations, including the discount rate, the expected long-term rate of return on plan assets and expected growth rate of health care costs. These assumptions depend on various underlying factors such as economic conditions, investment performance, employee demographics and mortality rates. These assumptions may change in the future and may result in material changes in the pension and employee benefit plans expense recorded in OG&A. Changes in financial market returns and interest rates could also result in changes to the funding requirements of the Company's defined benefit pension plans. A substantial number of the Company's employees are members of its defined contribution plans. The Company's remaining defined benefit plans cover a closed group of members and all retirees prior to the Company's conversion to defined contribution plans.

For 2004, the discount rate used for calculation of pension benefit plans was 6.0% (2003 – 6.25%) and for other future benefits was 6.25% (2003 – 6.5%). The expected long-term rate of return on plan assets for pension benefit plans for 2004 was 6.7% (2003 – 6.72%). A one percentage-point decrease in the assumed return on plan assets would increase the pension expense by $1.1 million. A one percentage-point decrease in the assumed discount rate would increase the pension expense by $579,000 and the accrued benefit obligation by $16.8 million and increase the other future benefit expense by $4,100 and the accrued other future benefit obligation by $1.2 million. A one percentage-point increase in the assumed trend in health care cost would increase interest costs by $28,000 and increase the accrued benefit obligation by $445,000. The sensitivity of each assumption has been calculated independently. Changes to more than one assumption simultaneously may amplify or reduce the impact on the accrued benefit obligations or benefit plan expenses.

Environmental Matters

The Company's other long-term liabilities include its *pro rata* share of the estimated site reclamation and decommissioning costs associated with a joint venture's fertilizer manufacturing and processing plants which discontinued operations in 1987. The period to complete the reclamation project is estimated to be about 10 years from the current date and the joint venture's management continues to believe that the reclamation provision is adequate. The Company's share of the reclamation provision was $18.1 million at October 31, 2004 (2003 – $19.2 million). The Company's other long-term liabilities at October 31, 2004 also includes a further $5 million provision (2003 – $5 million) accrued by the Company as part of its revaluation of the liabilities of Agricore Cooperative Ltd. on acquisition at November 1, 2001.

RISKS

The Company manages risk and risk exposures through a combination of insurance, derivative financial instruments, its system of internal and disclosure controls and sound operating practices.

The effect of weather conditions on farm output represents a significant operating risk to the volume of grain handled and related revenues earned at country elevators and port terminals. Weather, market prices of grain, total volume of grain production and mix of Board and non-Board grain produced in turn affect the volumes and mix of crop production input sales. The Company's elevators and crop input distribution facilities are geographically dispersed throughout the Prairie provinces, diversifying the Company's exposure to some of these risks. Agricore United also contracted for grain volume insurance covering the crop years ending July 31, 2004 to 2006 which provides a substantial amount of protection against revenue losses due to unusually low grain handling volumes.

The Company employs a number of other insuring and retention arrangements to actively manage its property, business interruption, boiler, marine, liability, fidelity, environmental, surety, employee accident and automobile risks and balance the overall, long-term cost with long-term economic benefit.

Exposure to inventory losses is managed through a variety of quality control processes, inventory management and shipping practices, ongoing staff training, and facilities management and maintenance. The Company complies with environmental regulations and uses special storage facilities and transportation methods to manage exposures from certain environmental hazards associated with the storage and handling of fertilizers and crop protection products.

To address consumer awareness and concern over food safety and "traceability", Agricore United has established a number of processes to track and identify crops at every stage of production from seed to customer delivery to meet international standards, including HACCP – the internationally recognized system of quality control for food safety – and ISO 9000 certification for the processing and export of grains, oilseeds and special crops. ISO 9001:2000 registration and HACCP compliance are verified by third-party audits. As at October 31, 2004, five of the Company's port terminals are registered to ISO 9001:2000 and HACCP compliant. The Company's country network includes 47 HTP elevators and two specialty plants, which are registered ISO 9001:2000 and HACCP compliant, with the remaining three HTPs and joint ventures, 28 conventional elevators and two specialty plants progressing towards registration. Agricore United's eight feed mills and two pre-mix facilities are HACCP certified or compliant.

Agricore United uses derivative financial instruments to manage market risks resulting from fluctuations in underlying interest rates, foreign exchange rates and commodity prices. Fundamentally, Agricore United attempts to mitigate risk wherever possible. Where available, derivative instruments are effective in minimizing these risks by creating essentially equal and offsetting market exposures. The derivative financial instruments held by Agricore United are principally held for purposes other than derivatives trading. If Agricore United did not use financial instruments, its exposure to market risk would be greater.

to conduct activities or hold assets which are not controlled by voting interests but rather by contractual or other interests that change with that entity's underlying net asset value. The application of the rules to specific situations is complex and the interpretation of the rules is evolving. The Company continues to assess the entities in which it has contractual and other interests to determine whether they constitute VIEs, and if so, whether the Company would be required to consolidate them. The Company currently accounts for its subsidiaries in accordance with the Company's principles of consolidation. Based on its assessment, the Company believes that its subsidiaries are either not VIEs or the adoption of AcG-15 will not result in any material change to the consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP necessitates the use of management estimates, assumptions and judgement that affect reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. Although management reviews its estimates on an ongoing basis, actual results may differ from these estimates as confirming events occur. The following components of the financial statements depend most heavily on such management estimates, assumptions and judgement, any changes in which may have a material impact on the Company's financial condition or results of operations.

Valuation of Long-lived Assets and Asset Impairment

Goodwill is not amortized and is assessed for impairment at the business unit level at least annually or whenever events or changes in circumstances suggest that the carrying amount may not be recoverable. Potential goodwill impairment is identified by comparing the fair value of a business unit, estimated using discounted cash flows, to its carrying value. Should the carrying value exceed the assessed fair value of the business unit, the goodwill impairment would result in a reduction in the carrying value of goodwill on the balance sheet and the recognition of a non-cash impairment charge in the consolidated statement of earnings and retained earnings. While the Company believes that all of its estimates are reasonable, there exists inherent uncertainties that management may not be able to control. As a result, the Company is unable to reasonably quantify the changes in its overall financial performance if it had used different assumptions and it cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported.

The Company periodically assesses the recoverability of values assigned to long-lived assets after considering potential impairment indicated by such factors as business and market trends, future prospects, current market value and other economic factors. In performing its review of recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying value of the asset, an impairment loss would be recognized based on the excess of the carrying value of the asset over the fair market value calculated using discounted future cash flows.

The Company's comprehensive restructuring plan to rationalize its country operations involves the expected demolition or sale of redundant locations, either closed or expected to be closed. The remaining provision for demolition and other cash costs associated with the closure of these facilities was $3.4 million at October 31, 2004 (2003 – $4.6 million). The Company's net book value of fixed assets has been written down to reflect the value of facilities expected to be sold or dismantled. A substantial change in estimated undiscounted future cash flows for the Company's assets could materially change their estimated fair values, possibly resulting in additional impairment. Changes which may impact future cash flows include, but are not limited to, competition and general economic conditions and unrecoverable increases in operating costs.

Income Taxes

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of current and future income taxes requires management to make estimates and assumptions and to exercise a certain amount of judgement concerning the carrying values of assets and liabilities. The current and future income tax assets and liabilities are also impacted by expectations about future operating results and the timing of reversal of temporary differences as well as possible audits of tax filings by regulatory agencies. Changes or differences in these estimates or assumptions may result in changes to the current and future income tax assets and liabilities on the consolidated balance sheet and a charge to or recovery of income tax expense.

At October 31, 2004, the Company had net future income tax assets of $40.2 million (2003 – $34.2 million), comprised of net operating loss carry-forwards and other net deductible temporary differences, which can be utilized to reduce either taxable income or taxes otherwise payable in future years. At October 31, 2004, the Company had loss carry-forwards of about $315 million (2003 – $323 million) available to reduce income taxes otherwise payable in future years, with about $140 million (2003 – $187 million) expiring between October 2008 and 2010. Management regularly assesses the Company's ability to realize net future income tax assets based on all relevant information available and has concluded that it is more likely than not that these loss carry-forwards can be fully utilized prior to expiry. Accordingly, the Company has not recorded a valuation allowance related to these assets. In making its assessment, the Company considered, among other things, historical and projected future earnings. If the Company's projected future earnings do not materialize to the extent required to permit the full realization of these loss carry-forwards, the Company would record an appropriate valuation allowance in the period when such a determination is made. This would result in a decrease to reported earnings and an increase to the Company's effective tax rate in that period.

SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

($ millions – except per share amounts)	2004	2003	(unaudited) 2002
Sales and revenue from services			
Q1	$ 651.0	$ 524.7	
Q2	638.1	518.8	
Q3	1,146.6	1,030.8	
Q4	612.4	653.9	
	$ 3,048.1	$ 2,728.2	$ 2,962.6
Net income (loss) from continuing operations			
Q1	$ (13.6)	$ (20.5)	
Q2	(17.7)	(23.9)	
Q3	41.8	44.2	
Q4	(24.2)	(18.1)	
	$ (13.7)	$ (18.3)	$ (18.5)
Basic earnings (loss) from continuing operations per share			
Q1	$ (0.31)	$ (0.46)	
Q2	(0.40)	(0.53)	
Q3	0.92	0.97	
Q4	(0.54)	(0.40)	
Annual	$ (0.33)	$ (0.43)	$ (0.44)
Diluted earnings (loss) from continuing operations per share			
Q1	$ (0.31)	$ (0.46)	
Q2	(0.40)	(0.53)	
Q3	0.72	0.75	
Q4	(0.54)	(0.40)	
Annual	$ (0.33)	$ (0.43)	$ (0.44)
Net income (loss)			
Q1	$ (13.6)	$ (20.2)	
Q2	(17.7)	(22.9)	
Q3	41.8	44.0	
Q4	(24.2)	(6.4)	
	$ (13.7)	$ (5.5)	$ (17.5)
Basic earnings (loss) per share			
Q1	$ (0.31)	$ (0.45)	
Q2	(0.40)	(0.51)	
Q3	0.92	0.97	
Q4	(0.54)	(0.15)	
Annual	$ (0.33)	$ (0.15)	$ (0.42)
Diluted earnings (loss) per share			
Q1	$ (0.31)	$ (0.45)	
Q2	(0.40)	(0.51)	
Q3	0.72	0.75	
Q4	(0.54)	(0.15)	
Annual	$ (0.33)	$ (0.15)	$ (0.42)
Total assets	1,449.6	1,573.5	1,605.2
Total long-term financial liabilities	462.9	502.5	307.2
Cash dividends declared per:			
Limited Voting Common Share	$ 0.120	$ 0.030	$ 0.075
Series "A" convertible preferred share	$ 1.000	$ 1.000	$ 1.205

(2003 – $87.4 million) and total purchases from related parties over the same period were $51.8 million (2003 – $46.9 million). As at October 31, 2004, accounts receivable from and accounts payable to related parties totaled $2.8 million (2003 – $4.4 million) and $43,000 (2003 – $256,000), respectively.

HEDGING

Effective November 1, 2003, the Company adopted CICA Accounting Guideline AcG-13 – *Hedging Relationships*. At October 31, 2004 the Company had an interest rate swap with a Canadian Schedule One chartered bank of $129 million at 6.65% (2003 – $141 million at 6.65%) that is used to hedge the floating interest rate component of the syndicated term loan and that is accounted for in accordance with this policy. The swap continues to provide an effective hedge against future interest rate changes. All other derivatives (including commodity and foreign exchange futures contracts and grain-related purchase and sale contracts) are reported in earnings on a mark-to-market basis, consistent with past practice. The adoption of this guideline had no material impact on the financial statements.

FUTURE ACCOUNTING POLICY CHANGES

The Company will adopt CICA Handbook Section 3110, *Asset Retirement Obligations* ("ARO") beginning with the quarter ending January 31, 2005. The Company will account for dismantling, removal and site restoration of certain structures on leased properties, along with the removal of leasehold improvements where required, as AROs. It is the Company's intention to address any environment-related obligations during the course of the operation of its facilities and as such, believes there will be no material environment-related obligations associated with the retirement of these facilities, with the exception of the obligation described in note 11 related to Westco. It is management's opinion that the adoption of this policy will not have a material impact on the financial statements.

In June 2003, the CICA issued Accounting Guideline AcG-15, *Consolidation of Variable Interest Entities* which would require consolidation of variable interest entities ("VIE") beginning on or after November 1, 2004. A VIE is any legal structure used

SHARE CAPITAL AND RETAINED EARNINGS

Retained earnings of $18.4 million at October 31, 2004 were $20.2 million lower than at October 31, 2003 due to net losses for the fiscal year ended October 31, 2004 of $13.7 million and dividends declared of $6.5 million.

Share capital of $459.9 million at October 31, 2004 decreased by $552,000 from October 31, 2003. The Company issued 18,047 Limited Voting Common Shares from treasury, as required under its Directors' Share Compensation Plan, representing a minimum of 25% of directors' fees otherwise payable (calculated based on the Toronto Stock Exchange closing price on the last trading day at the quarter-end). The Company also issued 8,049 Limited Voting Common Shares from treasury pursuant to its Dividend Reinvestment Plan for total proceeds of $219,000. The Company cancelled 13,466 Limited Voting Common Shares with a book value of $172,000 related to shares issued pursuant to the merger with Agricore Cooperative Ltd. on November 1, 2001.

On February 22, 2004, following a one-day share consolidation program, the Company acquired for cancellation 1,527,694 Limited Voting Common Shares from registered shareholders holding less than 100 shares at a price of $9.63 per share for a total cost of $14.7 million plus transaction costs of $525,000, net of tax. The Company funded the share consolidation program by completing a private placement for 1,520,000 Limited Voting Common Shares on March 1, 2004 at a price of $9.63 per share for total proceeds of $14.6 million. Pursuant to a pre-emptive rights agreement, ADM Agri-Industries Company, a wholly-owned subsidiary of Archer Daniels Midland Company, exercised its right to purchase all of the Limited Voting Common Shares offered by the Company under the private placement.

The market capitalization of the Company's 45,327,647 issued and outstanding Limited Voting Common Shares at December 6, 2004 was $367 million or $8.10 per share compared with the Company's book value of $10.33 per share[3] ($9.68 per share fully diluted) at October 31, 2004.

The issued and outstanding Limited Voting Common Shares at December 6, 2004, together with securities convertible into Limited Voting Common Shares, are summarized in the following table.

As at December 6, 2004
(Unaudited)

Issued and outstanding Limited Voting Common Shares	**45,327,647**
Securities convertible into Limited Voting Common Shares:	
$105,000,000 – 9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 share per $1,000 principal amount	**14,000,000**
1,104,475 Series "A" convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	**1,104,475**
Stock Options	**897,045**
	61,329,167

SELECTED ANNUAL AND QUARTERLY INFORMATION

The following factors affect the comparability of the data in the three-year summary of financial data. Changes in the data from 2003 to 2004 are explained elsewhere in this MD&A.

FISCAL 2003

In November 2002, the Company issued $105 million of Debentures, the net proceeds from which were initially used to reduce short-term debt.

In December 2002, the Company obtained from a syndicate of banks a $500 million secured credit facility, consisting of $150 million term facility as well as a $109 million 13-year secured term facility from a life insurance company, the proceeds from which were used to reduce short-term debt.

OTHER MATTERS

RELATED PARTY TRANSACTIONS

The Company transacts with related parties in the normal course of business at commercial rates and terms. The Company receives a shipper's return for grain movement through its investment in the port terminal at Prince Rupert. Benson-Quinn-GMS Inc., in which the Company has an investment, provides futures clearing and brokerage services to the Company. The Company brokers some of its insurance coverage through its partially owned subsidiary, Canadian Pool Agencies Limited, which in turn may place insurance through the Company's partially owned subsidiary, Pool Insurance Company. The Company purchases crop protection products through a member-owned purchasing cooperative, Inter-provincial Cooperative Limited, which also entitles the Company to receive patronage earnings. The Company also sells commodities to its principal shareholder Archer Daniels Midland Company and its subsidiaries and associated companies.

Total sales to non-consolidated related parties were $120.5 million for the year ended October 31, 2004

[3]Book value per share is derived by dividing the shareholders' equity at the end of the year by the total number of Limited Voting Common Shares outstanding at the end of the year as if the Series A convertible preferred shares had been converted on a 1:1 basis. The fully diluted book value per share is derived by dividing the shareholders' equity (including the Debentures and the value of executive stock options) at the end of the year by the total number of Limited Voting Common Shares outstanding at the end of the year as if the Series A convertible preferred shares, executive stock options and the Debentures had been fully converted.

The Company acquired all of the shares of Vertech Feeds Ltd., located in Red Deer, Alberta effective February 1, 2004. The Company's purchase of the remaining 50% of the issued and outstanding shares of Prairie Mountain Agri Limited, a high throughput ("HTP") elevator and crop production centre located in Roblin, Manitoba closed May 31, 2004. The $8.3 million aggregate cash consideration paid for the shares of these companies was accounted for under the purchase method and the results of operations of the businesses are included in the consolidated financial statements from the respective dates of acquisition.

LONG-TERM DEBT

Following $26.8 million of scheduled principal repayments during the course of the year, total long-term debt of $361.2 million at October 31, 2004 consisted of $129 million of the bank term facility (maturing February 2007), $104.9 million of the term facility (due 2016), $118.5 million in term notes with a syndicate of Canadian life insurance companies (maturing between 2011 and 2023) and $8.8 million of long-term subsidiary debt. Of this total, $39.2 million is scheduled for repayment within the next 12 months. The borrowing facilities are secured by charges over all the assets of the Company and its material wholly-owned subsidiaries and by specific charges over material fixed assets.

CONVERTIBLE DEBENTURES

On November 22, 2002, the Company issued $105 million in Debentures, maturing November 30, 2007. The Debentures are convertible, at the option of the holder prior to the maturity date at a conversion price of $7.50 per share or 133.3333 Limited Voting Common Shares per $1,000 principal amount of Debentures (an aggregate of 14 million Limited Voting Common Shares assuming conversion of all of the Debentures). The Debentures may be redeemed by the Company under certain circumstances after November 30, 2005 for cash or by issuing freely tradeable Limited Voting Common Shares. As at October 31, 2004, none of the Debentures have been redeemed or converted into Limited Voting Common Shares.

In accordance with GAAP in effect on the date of issue, $69.4 million of the Debentures was classified initially as Shareholders' Equity and $35.6 million was classified as Long-term Debt. Effective October 31, 2004, the Company adopted an accounting policy change due to revisions to CICA Handbook Section 3860 *Financial Instruments*, which requires that the Debentures no longer be accounted for and presented in the financial statements in their component parts, split between debt and equity. Although the terms and conditions of the Debentures remain unaltered, the Debentures are now required to be presented entirely as debt. The accounting policy change was adopted retroactively with a reclassification of prior period comparative information. Since the Debentures were issued in November 2002, the impact of the accounting policy change is limited to the current and prior year. The impact on the current period financial statements is to reclassify, on the balance sheet, $79.7 million (2003 – $74.9 million) from equity to long-term debt, to increase interest expense by $4.6 million (2003 – $5.2 million) and to increase income tax recovery by $1.7 million (2003 – $2 million), resulting in a net decrease in net income of $3.1 million (2003 – $3.2 million), offset by a net increase in retained earnings of $3.1 million (2003 – $3.4 million). The presentation change has no impact on the calculation of basic or diluted earnings per share for the current or prior periods. Since the Debentures in aggregate are not considered debt for bank covenant purposes, the reclassification has no impact on the Company's covenant calculations.

LEVERAGE

The Company's total funded debt (excluding the Debentures), net of cash, decreased to $443.2 million at October 31, 2004 from $510 million a year earlier due to cash flow provided by operations and the reduction in non-cash working capital noted above.

The Company's leverage ratio (net funded debt to capitalization) fluctuates materially from month-to-month due to underlying seasonal variations in working capital requirements, reflecting increased purchases of grain beginning in the fall and crop inputs inventory through the winter and early spring, all of which cannot be financed entirely with trade credit. The Company's leverage ratio typically declines to its lowest point at July 31, reflecting the Company's core non-seasonal level of working capital. Measured on a weighted-average trailing 12-month basis, the Company's leverage ratio of 45.4% for the year ended October 31, 2004 improved compared to the ratio of 46% in the previous year.

The Company's ratio of net funded debt to net tangible assets at October 31, 2004 was 46% (2003 – 49%).


55
50
45
40
35
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Leverage (net debt:capitalization)
Weighted Average at October 31, 2004
Net Funded Debt to Capitalization (%)


60
56
52
48
44
40
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Apr-04
May-04
Jun-04
Jul-04
Aug-04
Sep-04
Oct-04
Net Funded Debt to Capitalization (%)
Weighted Average – Trailing twelve months ended

(excluding working capital of $923,000 acquired in two business acquisitions and the effect of $3.5 million in merger provisions released to goodwill) and a $3.7 million decrease in cash on deposit, offset by $35.3 million net capital expenditures and investments, $26.8 million scheduled debt repayments, $6.5 million dividends paid, $1.2 million in reclamation expenditures, $3.2 million in deferred financing and other costs, net share capital redeemed and related redemption costs of $822,000, and $480,000 in debt assumed in a business acquisition.

The Company had $99.3 million in outstanding letters of credit at October 31, 2004 (a $4.3 million increase from a year earlier) in support of the security requirements of the CGC, Winnipeg Commodity Exchange and the Company's grain volume insurance program. The Company's available uncommitted short-term revolving credit facility at October 31, 2004 increased by $64.9 million to $169.4 million compared with an uncommitted facility of $104.5 million at the same time last year. The Company's uncommitted short-term revolving credit facility was $142.4 million at November 30, 2004, compared to $28 million at November 30, 2003.

CASH FLOW PROVIDED BY OPERATIONS

Cash flow provided by operations of $46.9 million ($1.01 per share) for the year ended October 31, 2004 declined $1.5 million over cash flow provided by operations of $48.4 million ($1.04 per share) for the same period last year. Lower cash provided by operations in the year ended October 31, 2004 compared to 2003 reflected a $1.9 million decrease in EBITDA, a $3.4 million increase in current income taxes, a $706,000 increase in undistributed earnings from equity investments and the absence this year of $962,000 in after-tax earnings from discontinued operations, offset by a $1.5 million decrease in interest and securitization expenses and excluding $4 million in non-cash pension and other post-employment benefit expenses.

Cash flow provided by operations of $46.9 million for the year ended October 31, 2004 exceeded the $35.3 million invested in property, plant, equipment and other assets by $11.6 million. Principal repayments on long-term debt and shareholder dividends totaled $33.3 million over the same trailing 12-month period.

WORKING CAPITAL

The current ratio at October 31, 2004 was 1.29 to 1 compared to 1.31 to 1 on the same date last year.

Working capital of $145.2 million at October 31, 2004 was $31.6 million lower than at October 31, 2003, the result of a $3.7 million decrease in cash and cash equivalents, a $63.1 million decrease in non-cash working capital and a $12.4 million increase in the current portion of long-term debt, offset by a $43.8 million decrease in short-term debt and a $3.8 million increase in the current portion of future taxes recoverable.

The $3.7 million decrease in cash and cash equivalents compared to the same date last year reflects a $26.2 million increase in the Company's cash on deposit (due to a USD$16 million receivable settlement received on October 29, 2004) offset by a $29.9 million decrease in the Company's consolidated share of cash held by its subsidiaries pending the settlement of trade credit obligations or the distribution of cash to the subsidiaries' shareholders. Cash distributions from the Company's principal subsidiaries (those in which the Company has at least a 50% interest) occur at regular intervals and the Company maintains an active role in all decisions affecting cash distributions from these subsidiaries.

The $63.1 million decrease in non-cash working capital resulted from a $63.6 million decrease in inventories (mainly due to lower grain values and grain shipping exceeding receipts) and a $34.1 million decrease in receivables and prepaid expenses (due to improved timing of collection on grain sales), offset by a $34.6 million decrease in accounts payable (due to the timing of crop production services purchasing). Non-CWB grain inventories decreased by $69.3 million (as a result of a late harvest and a poor quality crop that contributed to lower grain stocks in store at lower values), crop protection product inventories by $4.5 million and livestock and other inventories by $324,000, offset by a $9.5 million increase in fertilizer inventories (following the poor weather-related sales season during the most recent quarter) and a $1 million increase in seed inventory.

CAPITAL EXPENDITURES, ACQUISITIONS AND DIVESTITURES

Capital expenditures were $32.5 million for the year ended October 31, 2004 compared to $29.2 million in the same period last year. Individually large capital expenditures include $9.2 million for nine strategic grain storage expansion projects, $1.2 million for port terminal sampling systems and $4.6 million related to final construction of the replacement feed mill at Edmonton, Alberta, that officially opened August 14, 2004. The Company expects to use cash flow provided by operations to fund between $35 million and $40 million in capital expenditures in fiscal 2005, including $20.5 million for the completion of projects commenced in fiscal 2004. These capital expenditure commitments at October 31, 2004 include $7.4 million for expansion of the Carman Bean Plant, $4.4 million for the replacement of air filtration systems in Thunder Bay terminals and $2.7 million for three strategic grain storage expansion projects.


1.5
1.4
1.3
1.2
1.1
1.0
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Current Ratio
2003
2004

CONTRACTUAL OBLIGATIONS

The Company's contractual obligations due for each of the next five years and thereafter are summarized below:

Contractual Obligations

(in thousands)

	Payments Due by Period				
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Balance Sheet Obligations					
Long-term Debt	**$ 361,254**	$ 39,189	$ 82,132	$ 95,301	$ 144,632
9% convertible unsecured subordinated debentures	**105,000**	—	—	105,000	—
Reclamation provision	**18,096**	1,340	8,184	5,086	3,486
Other long-term obligations	**5,922**	—	922	—	5,000
	490,272	40,529	91,238	205,387	153,118
Other Contractual Obligations					
Operating leases	**40,173**	15,020	18,185	4,627	2,341
Purchase obligations[1]	**311,770**	289,914	19,523	2,333	—
	351,943	304,934	37,708	6,960	2,341
Total Contractual Obligations	**$ 842,215**	$ 345,463	$ 128,946	$ 212,347	$ 155,459

[1]Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale.

PENSION PLANS

At October 31, 2004, the market value of aggregate plan assets of the Company's various defined benefit plans exceeded the aggregate accrued benefit obligations. The Company has applied to the Office of the Superintendent of Financial Institutions ("OSFI") to amalgamate two defined benefit plans with an aggregate surplus of $16.5 million and two defined benefit plans with an aggregate deficit of $11.8 million, which would result in the Company having two defined benefit pension plans. If OSFI were to decline the amalgamation application, the Company may be required to fund the defined benefit plan deficits over a period of 5 to 15 years. The Company reported a deferred pension asset of $14.2 million in Other Assets at October 31, 2004. The Company made $399,000 in cash contributions to the defined benefit plans and $2.6 million in cash contributions to the defined contribution and multi-employer plans for the year ended October 31, 2004 (compared to the pension expense of $5.2 million recorded in the financial statements).

AGRICORE UNITED FINANCIAL AND UNIFEED FINANCIAL

Outstanding credit of $284 million at October 31, 2004, advanced by a Canadian Schedule One chartered bank under AU Financial declined from outstanding credit of $296 million at October 31, 2003, largely due to the poor weather-related crop inputs sales season during the recent fourth quarter. Although credit over 90 days at October 31, 2004 has increased to 1.6% of total outstanding receivables from 0.9% a year earlier, over 90% of outstanding credit is related to the Company's highest credit rating categories, comparable to the prior year.

Unifeed Financial provides additional working capital financing, through a Canadian Schedule One chartered bank, to livestock producers to purchase feeder cattle, feeder hogs and related feed inputs under terms that do not require payment until the livestock is sold. The Company has indemnified the bank for aggregate credit losses of $2.3 million based on the first 20% to 33% of new credit issued on any individual account as well as for credit losses, shared on an equal basis, of up to 5% on the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding.

SECURITIZATION

On November 5, 2003, the Company transferred its securitization program to a new independent trust, which permits the Company to sell, on an unlimited basis, an undivided co-ownership interest in its right to receive reimbursements of amounts advanced to producers arising from the delivery of grains that are held in accordance with an agency contract between the Company and the CWB. Either party may cancel the securitization agreement on 60 days' notice. In the event of cancellation, the Company would either seek to establish a new securitization or similar program or finance the amounts due from the CWB through the Company's revolving credit line. As at October 31, 2004, the Company had securitized $28.7 million of amounts it is entitled to receive in respect of CWB grain compared with $43 million at October 31, 2003. About $4 million of such receivables remained unsecuritized at October 31, 2004 compared to $3.2 million at October 31, 2003.

The CWB compensates grain handlers for the cost of financing inventory purchased on its behalf and this recovery is recorded as an offset to Interest and Securitization Expenses in the Consolidated Statements of Earnings and Retained Earnings.

SHORT-TERM DEBT

The Company had approximately $23.1 million in Member and Employee Loans outstanding at October 31, 2004, a decrease of $628,000 from October 31, 2003 due to maturities and normal course redemptions. These loans are unsecured and repayable on demand bearing interest at rates between 2.5% and 5.5%.

Bank and other loans of $132.1 million at October 31, 2004 decreased by $43.8 million from October 31, 2003 as a result of $46.9 million generated from cash flow provided by operations for the year ended October 31, 2004, a $63.1 million decrease in non-cash working capital

Average long-term debt of $372.6 million in 2004 declined 1.6% from last year due to scheduled repayments. Long-term interest costs decreased by $1.6 million (4.6%) this year compared to last year due to the combination of lower average long-term debt and reduced borrowing costs attributable to a reduction in long-term, fixed interest rate debt.

The Company's average short-term indebtedness of $177 million over the year to October 31, 2004 declined by 6.1% from an average of $188.6 million in 2003. Short-term interest costs declined $1.9 million from last year due to lower average borrowing costs of 5.3% in 2004 (2003 – 6%). Capitalized interest, related to capital expenditures, increased $225,000 to $912,000 for the year ended October 31, 2004, as the number of major capital projects undertaken during the year increased.

The average value of grain inventory held on behalf of the CWB of $50.3 million during the year ended October 31, 2004 declined $34.9 million (or 41%) from 2003 and was the primary reason for the $2.1 million reduction in carrying charges recovered from the CWB in respect of grain purchased on its behalf, offset by a $796,000 reduction in related securitization expenses.

INCOME TAXES

The Company's effective tax recovery rate on the loss from continuing operations was 28% for the year ended October 31, 2004 (2003 – 24.5%). The low tax recovery rate for the current and prior years reflects the effect of the federal Large Corporation tax (which levies a flat rate on capital employed at the end of the year).

NET LOSS FROM CONTINUING OPERATIONS

The net loss from continuing operations of $13.7 million ($0.33 basic and diluted loss from continuing operations per share) for the year ended October 31, 2004 was $4.5 million better than the net loss from continuing operations of $18.3 million ($0.43 basic and diluted loss from continuing operations per share) in 2003. Per share calculations increase the net loss from continuing operations by $1.1 million (2003 – $1.1 million), being the cost of the annual preferred share dividend.

DISCONTINUED OPERATIONS

The Company sold the assets and liabilities of its Farm Business Communications division effective September 30, 2003. The purchaser acquired the division's publications from Agricore United for $14.4 million in cash and assumed approximately $1.6 million of net liabilities, primarily prepaid subscriptions. The purchaser paid $12.2 million of the cash purchase price at closing and will pay the remaining $2.2 million in equal installments over three years. The gain on the sale of the Farm Business Communications division, net of closing costs, was $15 million before tax and $11.9 million after tax (or $0.26 per share).

As a result, there are no ongoing Farm Business Communications division operations and its earnings, net of taxes, of $821,000 for the year ended October 31, 2003 have been reclassified, together with the $11.9 million net gain on the division's sale, as discontinued operations in the presentation of the Consolidated Statements of Earnings and Retained Earnings.

NET LOSS FOR THE YEAR

There were no discontinued operations for the year ended October 31, 2004. The net loss for the year ended October 31, 2003 improved to $5.6 million ($0.15 basic and diluted loss per share) after including $12.7 million from discontinued operations, net of income taxes.

LIQUIDITY AND CAPITAL RESOURCES

DEBT RATINGS

As summarized in the following table, Standard & Poor's ("S&P") last rated the Company's long-term debt and commercial paper on March 27, 2003 at which time it also issued an initial rating on the Company's Debentures. At its last review on January 22, 2004, Dominion Bond Rating Service Limited ("DBRS") maintained its rating on the Company's senior long-term debt, Series "A" and "B" Notes and the Series "A" Convertible Preferred Shares, but improved the trend rating to Stable from Negative.

	Senior Long-term Debt	Series 'A' and 'B' Notes	9% Convertible Unsecured Subordinated Notes	Series 'A' Convertible Preferred Shares
Standard & Poor's[1]	BB	BB	B+	na
Dominion Bond Rating Service Limited[2]	BB (low)	B (high)	na	Pfd-5 (high)

[1]*As at March 27, 2003*
[2]*As at January 22, 2004*

CONTINGENCIES

In late 2003, Canadian Fertilizers Limited ("CFL"), an investee of the Company's joint venture Westco, received a proposal letter from the Canada Revenue Agency ("CRA") as a result of an audit of its 1997 to 2000 taxation years. The CRA had taken the position that deductions by CFL for certain management fees paid under contract to another shareholder of CFL should not be allowed. CFL maintained that the CRA's position lacked merit and recent correspondence from CRA confirms that the tax dispute will be resolved with no impact on its shareholders. Years subsequent to 2000 have not yet been audited, however, based on discussions with CRA, CFL believes that the deductions will not be similarly challenged.


70
60
50
40
30
20
10
0
2000Q4 (pro forma)
2001Q2 (pro forma)
2001Q4 (pro forma)
2002Q2
2002Q4
2003Q2
2003Q4
2004Q2
2004Q4
Corporate OG&A Expenses
($ millions)
Trailing twelve months ended

CONSOLIDATED FINANCIAL RESULTS

For the years ended October 31
($ millions)

	2004	2003
Gross profit and net revenue from services	$ 428.5	$ 410.5
Operating, general and administrative expenses	(329.9)	(310.0)
EBITDA	98.6	100.5
Depreciation and amortization	(65.2)	(72.6)
EBIT	33.4	27.9
Gain (loss) on disposal of assets	(0.3)	1.6
Interest and securitization expenses	(52.1)	(53.7)
	(19.0)	(24.2)
Recovery of income taxes	5.3	5.9
Net loss from continuing operations	(13.7)	(18.3)
Discontinued operations, net of income taxes	—	12.7
Net loss for the year	$ (13.7)	$ (5.6)

GROSS PROFIT AND NET REVENUE FROM SERVICES, EBITDA AND EBIT

The Company's gross profit and net revenue from services increased by $18 million (or 4.4%) to $428.5 million for the year ended October 31, 2004, due to higher earnings from the significant increase in grain shipments and improved grain handling margins, offset by lower CPS sales and profits as a result of adverse weather conditions.

Total OG&A expenses increased to $329.9 million for the year ended October 31, 2004 compared to $309.9 million last year, due to increased operating activity in the port terminals, higher insurance costs in Grain Handling and Livestock Services, higher credit expenses for Livestock Services and higher Company pension and other post-employment benefit expenses. The weighted-average equivalent full-time staff[2] for the year ended October 31, 2004 was 2,788 compared with 2,728 for the prior year, with the increase largely due to increased operating activity at port terminals.

EBITDA of $98.6 million for the year ended October 31, 2004 decreased by $2 million over last year, due to lower CPS sales and earnings and higher OG&A expenses that more than offset improved Grain Handling profitability.


180
160
140
120
100
80
60
40
20
0
2000Q4 (pro forma)
2001Q2 (pro forma)
2001Q4 (pro forma)
2002Q2
2002Q4
2003Q2
2003Q4
2004Q2
2004Q4
Agricore United EBITDA
($ millions)
Trailing twelve months ended

Depreciation and amortization expenses of $65.2 million for fiscal 2004 decreased by $7.4 million over the prior year ended October 31, 2003, the result of consolidating the Company's country grain handling facilities and completing the amortization of certain deferred financing, insurance and seed development costs.

As a result, EBIT of $33.4 million for the year ended October 31, 2004 improved by $5.4 million compared to EBIT of $27.9 million in 2003.

GAIN ON DISPOSAL OF ASSETS

A $289,000 loss on disposal of assets during the year ended October 31, 2004 arose from dispositions in the normal course of business, from which the Company realized cash proceeds of $4.6 million. The gain of $1.6 million during the same period in 2003 largely reflected the excess of insurance proceeds over the net book value of a country elevator destroyed by fire.

INTEREST AND SECURITIZATION EXPENSES

The Company reduced interest and securitization expenses by $1.5 million to $52.1 million for the year ended October 31, 2004. Interest and securitization expenses for 2004 included $33.8 million of interest on long-term debt, $9.5 million of interest on the Debentures (see "Liquidity and Capital Resources – Convertible Debentures"), $9.4 million on short-term debt and $1.7 million in securitization expenses, offset by $1.9 million in carrying charges recovered from the CWB in respect of grain purchased on its behalf.

[2]*Excluding staff related to non-wholly-owned subsidiaries and operations discontinued during fiscal 2003 as a result of the sale of the Farm Business Communications division.*

Feed sales of 885,000 tonnes in 2004 improved by 69,000 tonnes (8.5%) from 816,000 tonnes last year, as the Company leveraged its new and modernized feed mill assets to gain sales under adverse market conditions. The effects of the single case of bovine spongiform encephalopathy ("BSE") discovered in Alberta over 18 months ago led to ongoing trade restrictions affecting the export of Canadian live cattle. Cattle on feed remain at historically low levels relative to feedlot capacity and seasonal utilization despite the decline in the cost of feed, due to lower ingredient costs, and the development of alternative markets. The acquisition of Vertech Feeds Ltd. on February 1, 2004 accounted for about 17,000 tonnes of the sales increase.

Gross profit of $43.9 million (2003 – $40.4 million) includes $40.1 million ($45.29 per tonne) from feed tonnes sold for the year ended October 31, 2004, an improvement of $2.6 million over gross profit of $37.5 million ($45.93 per tonne) from feed tonnes sold in 2003.

Swine sales of $61.5 million for the year increased by $16.7 million (or 37%) from $44.8 million in the same period last year, reflecting stronger demand and prices for hogs. Gross profit for swine sales increased from $45,000 to $425,000 for 2004. Other revenues of $3.4 million in 2004 improved by $531,000 over last year, entirely due to continued improvement in the financial performance of the Company's equity investment in The Puratone Corporation, one of the largest swine producers in Manitoba.

OG&A expenses increased by $3.7 million to $34.4 million for the year ended October 31, 2004, largely the result of increased provisions for bad debts and higher property insurance costs as well as increased feed manufacturing activity and the acquisition of Vertech Feeds Ltd. on February 1, 2004. Bad debt provisions and account write-offs increased by $1.8 million as a result of restructuring outstanding trade credit with customers under pressure from the effects of BSE, avian flu and, until recently, marginal profitability on hogs.

Consequently, EBITDA of $9.5 million for 2004 declined modestly from $9.7 million last year. Sustaining capital reinvestment in feed mills and the acquisition of Vertech Feeds Ltd. resulted in a $638,000 increase in depreciation and amortization expenses to $3.8 million for 2004. This in turn, contributed to an $814,000 year-over-year decline in EBIT to $5.7 million for the year ended October 31, 2004.

FINANCIAL MARKETS AND OTHER INVESTMENTS

Through its alliance with a Canadian Schedule One chartered bank, the Company's branded trade credit financing vehicle, Agricore United Financial™ ("AU Financial"), provides the farmer customer with increased flexibility on credit repayment terms at competitive rates for unsecured trade credit. During the fiscal year and consistent with 2003, approved credit exceeded $1 billion with customer usage peaking at $371 million at June 30, 2004. In conjunction with the same Canadian Schedule One chartered bank, the Company's latest branded credit financing vehicle, Unifeed Financial™, arranges secured loans to livestock producers to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. Unifeed Financial was announced December 23, 2003 and had $11.6 million of outstanding credit at October 31, 2004 advanced to customers since February 19, 2004 against approved credit of $37.1 million. The Company continues to directly manage the customer relationship and receives a fee for performing front-end credit review and management services.

Other Investments include the Company's ongoing equity interest in complementary businesses including an insurance company and insurance brokerage firm.

Revenues of $9.1 million from AU Financial and Unifeed Financial for the year ended October 31, 2004 increased $2.7 million compared to the same period last year – the result of recovering an $833,000 provision for prior years' interest rebate, introducing Unifeed Financial in the second quarter of 2004 and general growth in AU Financial. Other revenue for the year included credit recoveries of $736,000 and earnings from equity investments of $1.3 million, offset by foreign currency transaction and translation losses of $1.7 million. Other revenue for 2004 declined by $2.5 million compared to the same 12 month period last year due to the absence of a $2.5 million cumulative foreign currency translation gain on a subsidiary recorded in 2003, a $538,000 reduction in credit recoveries (as the quality of trade credit continues to improve) and a $700,000 decline in earnings from equity investments and miscellaneous revenues, offset by a reduction of $1.2 million in foreign currency translation losses from ongoing operations.

OG&A expenses of $3.4 million for the year ended October 31, 2004 increased $1.4 million over the same period in 2003. The increase primarily reflects the Company's indemnity provisions (to a Canadian Schedule One chartered bank) related to the timing of about $350 million in financing provided to crop input customers by AU Financial as well as the new credit advanced under Unifeed Financial. As a result of the reduction in other revenues which more than offset the continued growth in AU Financial and Unifeed Financial, segment EBIT of $5.9 million for the year ended October 31, 2004 declined $957,000 compared to the same period in 2003.

CORPORATE EXPENSES

Supporting the Company's other operating segments, the Corporate division provides a variety of centralized functions including human resources management, management information systems development and support, treasury, financial reporting, taxation, legal, risk management, corporate audit services, shareholder and member services and investor relations.

Corporate OG&A expenses for the year ended October 31, 2004 increased $4.8 million to $38.7 million, largely due to the absence of an employee future benefit curtailment gain of $1.7 million recorded in 2003 coupled with a $2.1 million increase in pension and other post-employment benefit expenses in the most recent year. A $1.5 million reduction in Corporate depreciation and amortization expenses, primarily resulting from lower depreciation on furniture and fixtures and reduced deferred financing expenses, limited the year increase in total expenses to $3.3 million or $46.4 million for the year ended October 31, 2004.

from the country elevator to domestic, U.S. or Mexican customers (such as a flourmill or maltster) or to a port terminal, usually for shipment to off-shore end-use customers.

The Canadian Grain Commission ("CGC") reported industry shipments of 28.9 million tonnes of the six major grains during the 12 months ended October 31, 2004, an increase of 8.3 million tonnes (or 40%) over the same period in 2003. Industry shipments in 2004 represented about 90% of the industry shipments in the same period ended October 31, 2001 (prior to the effects of either the 2001 or 2002 droughts).

Agricore United shipped 10 million tonnes in the 12 months ended October 31, 2004, a 2.6 million tonne (or 35%) increase over 2003. The Company shipped 5.6 million tonnes of Canadian Wheat Board ("CWB") grains during the 12 months ended October 31, 2004, an increase of 1.4 million tonnes (or 34%) compared to the same period in 2003. The ratio of Company to industry grain shipments decreased slightly to 34.7% (2003 – 36%) for the 12 months ended October 31, 2004.

The Company handled 5.6 million tonnes of grain (or 56% of its total grain shipments) through its port terminals in 2004, an increase of 50% over the 3.7 million tonnes (or 50% of its total grain shipments) handled through its port terminals in 2003. The lower port terminal handling in the prior year arose as a result of the 2002 drought and the closure of all grain terminals in the port of Vancouver from August 26th to December 6th, 2002 due to a labour dispute. By comparison, the Company handled 59.5% of its grain shipments through its port terminal operations in the 12 months ended July 31, 2002 (prior to the effects of the 2002 drought).

Grain Handling gross profit and net revenue from services of $213.6 million ($21.34 per tonne) for 2004 increased $56.4 million (or 36%) over last year. The average margin per tonne for the same period last year was $20.58, excluding a $4.6 million additional recovery from the Company's grain volume insurance program related to the crop year ended July 31, 2002. Commodity margins per tonne on CWB grains strengthened in the current year compared to 2003 due to increased handling services, higher handling through the Company's port terminals and the absence of the sudden escalation in vessel freight costs that occurred in late fiscal 2003.

Grain Handling OG&A expenses of $149.4 million for the year ended October 31, 2004 increased by $13 million (or 9.5%) over the same period in 2003, despite a modest decline in expenses in the fourth quarter. The increase was largely attributable to higher insurance costs ($7.3 million) and increased operating activity in the port terminals. Increased port terminal activity reflected more normal operating volumes in 2004 compared to last year when a labour dispute closed the Vancouver port grain terminals and the effects of the 2002 drought dramatically reduced grain handling opportunities. The balance of Grain Handling OG&A expenses related to merchandising, logistics and country operations did not increase significantly over last year despite the substantial increase in grain handling activity. Offsetting the underlying increase in port terminal OG&A expenses, the Company recovered $4.5 million in the first quarter from a property tax reassessment for the years 1996 to 2003, related to its terminals in Thunder Bay, Ontario, after both the Ontario Municipal Property Assessment Corporation and the Thunder Bay city council agreed to adjust the calculation methodology underlying the assessment. Net of this property tax recovery, Grain Handling OG&A expenses for the year ended October 31, 2004 increased by $8.5 million.

Grain Handling EBITDA in 2004 increased $48 million to $68.7 million attributable to the significantly higher volume of grain shipped at an improved average margin per tonne that more than offset the increase in OG&A expenses. Depreciation and amortization expenses of $32.1 million for the year ended October 31, 2004 decreased by $3.6 million (or 10%) over last year as the Company benefited from the consolidation of its country grain handling facilities. Consequently, Grain Handling EBIT of $36.6 million ($3.66 per tonne) for the year ended October 31, 2004 increased by $51.5 million over the segment's EBIT loss of $14.9 million (loss of $2.02 per tonne) in fiscal 2003.

LIVESTOCK SERVICES

The Company's Livestock Services division formulates and manufactures feed for swine, dairy and beef cattle, poultry and other specialty feeds from eight feed mills and two pre-mix manufacturing centres in British Columbia, Alberta and Manitoba. The manufacture of complete feeds and supplements provides feed formulations containing all or a significant portion of the nutritional requirements of the livestock being fed. Manufactured pre-mixes supply a base mix of vitamins and minerals to livestock producers who do their own complete feed manufacturing. Agricore United's feed mills comply with all federal regulations and are all certified or compliant with Hazard Analysis Critical Control Point ("HACCP") guidelines, the internationally recognized system of quality control management for food safety. To complement its manufacture and sale of feed, Livestock Services also engages in marketing swine and other ancillary services such as arranging financing for livestock producers.

Feed sales of $226.9 million ($256 per tonne) for the year ended October 31, 2004 remained unchanged from the $226.9 million ($277 per tonne) sold in the same period of 2003, despite higher tonnes sold in 2004. The increased availability this year of less expensive domestic feed inputs compared to the post-2002 drought conditions of last year lowered the average sales value per tonne. Feed prices tend to fluctuate in response to underlying input costs and accordingly, the profitability of feed manufacturing tends to be more closely correlated to tonnes sold rather than gross sales revenues.



Gross Profit ($ millions)
(000s tonnes)
50
40
30
20
10
0
1000
800
600
400
200
0
95
96
97
98
99
00
01
02
03
04
Gross Profit
Feed Tonnes Sold

Feed Gross Profit and Tonnes Sold
Years ended October 31

Sales of crop nutrients, crop protection products and seed decreased by $91.6 million (11%) to $735.2 million for the fiscal year ended October 31, 2004 compared with the same period in 2003. Fiscal 2004 sales of 890,000 tonnes of crop nutrients declined by about 188,000 tonnes or $77 million from 2003. The Company sold fewer tonnes of crop nutrients, particularly in Alberta and Manitoba, as the late spring and unfavourable weather conditions limited opportunities for customers to apply fertilizer prior to seeding. Compounding the problem, a late harvest and continued poor weather later in the fall severely limited fall fertilizer application. Crop protection product sales decreased by $20.3 million (or 6.7%) to $279 million for the fiscal year ended October 31, 2004, largely due to lower sales in the third quarter when excess moisture conditions precluded some customers from applying herbicide at the appropriate stages of weed growth. Seed sales increased by $5.2 million (or 6.1%) in 2004 compared to the same period in 2003. Other sales and revenue from services declined by $10.3 million to $19 million for the year ended October 31, 2004 compared to $29.3 million for the same period in 2003 – reflecting lower sales of agri-services (custom application, NH_3 application and agronomic services) related to reduced underlying product sales. The balance of supplier rebates from the preceding season's crop protection product sales, received in the first quarter of the fiscal year, were also lower this year than in 2003.

Gross profit and net revenue from services for fiscal 2004 declined by $42.3 million (21%) to $161.6 million. The average sales margin of 22% in fiscal 2004 declined 2.7% from 2003 primarily the result of a lower contribution from the Company's joint venture, Western Co-operative Fertilizers Limited ("Westco"). Westco's fertilizer manufacturing subsidiary, Canadian Fertilizers Limited, benefited from inventory value appreciation in 2003 that did not recur this year. The average retail crop nutrition margin per tonne (excluding Westco) in 2004 remained relatively unchanged from 2003. The reduction in agri-services also lowered net revenue, but was partially offset by higher margins on crop protection product sales.

CPS OG&A expenses of $108.6 million for the year ended October 31, 2004 increased a modest 1.6% compared to $106.9 million in the same period in 2003. Although CPS OG&A expenses fluctuate with the peak sales season in the spring and fall, such seasonal fluctuations are fairly consistent from year to year and consequently, CPS OG&A costs remain relatively fixed over any consecutive 12-month period. As a result, CPS EBITDA of $53.1 million for the year declined by $44 million from EBITDA of $97.1 million in 2003. However, a $3 million reduction in depreciation and amortization expenses resulted in EBIT of $31.6 million for the year ended October 31, 2004 compared to $72.6 million for 2003.

GRAIN HANDLING

The grain handling industry typically ships most of the grain produced in the 12-month period ended July 31 (the "Crop Year") over the course of the next twelve months, depending on the timing of the harvest. Excluding the effect of the unusually severe 2002 drought, western Canada (the provinces of Manitoba, Saskatchewan, Alberta and British Columbia) produced an annual average 48.2 million tonnes of the six major grains (wheat, barley, oats, canola, flax, peas) over the past 10 Crop Years, representing about 95% of Canada's productive capacity. On average, about 32.5 million tonnes (or 67%) of total production is delivered to the primary grain elevator network operated by grain handlers such as Agricore United. Grain Handling encompasses contracting, marketing and transporting grain from the farm to end-use markets utilizing the Company's 85 country grain elevator locations, 109 crop production centres and full or partial ownership of six port terminals. Grain Handling begins with moving the grain from the farmer's field to the Company's geographically-dispersed and strategically located country elevator network. The grain is weighed and the quality is assessed. Grain is then shipped


60
50
40
30
20
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1983
1984
1985
1986
1987
1988
1989
1990
1991
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1993
1994
1995
1996
1997
1998
1999
2000
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2003
2004

Western Canadian Grain Production and Primary Elevator Shipments
(million tonnes)
For the crop years ended July 31

Shipments
Prior Year Production


35
30
25
20
15
10
5
0
2000Q4 (pro forma)
2001Q2 (pro forma)
2001Q4 (pro forma)
2002Q2
2002Q4
2003Q2
2003Q4
2004Q2
2004Q4

Grain Handling Shipments
(million tonnes)
Trailing twelve months ended

Agricore United
Industry

For the years ended October 31 ($ millions)		2004		2003
Gross profit and revenue from services				
Grain Handling	$	213.6	$	157.1
Crop Production Services		161.6		204.0
Livestock Services		43.9		40.4
Financial Markets and Other Investments		9.4		9.0
	$	428.5	$	410.5
Operating general and administrative expenses				
Grain Handling	$	144.9	$	136.4
Crop Production Services		108.5		106.9
Livestock Services		34.4		30.7
Financial Markets and Other Investments		3.4		2.1
Corporate		38.7		33.9
	$	329.9	$	310.0
EBITDA				
Grain Handling	$	68.7	$	20.7
Crop Production Services		53.1		97.1
Livestock Services		9.5		9.7
Financial Markets and Other Investments		6.0		6.9
Corporate		(38.7)		(33.9)
	$	98.6	$	100.5
EBIT				
Grain Handling	$	36.6	$	(14.9)
Crop Production Services		31.6		72.6
Livestock Services		5.7		6.5
Financial Markets and Other Investments		5.9		6.8
Corporate		(46.4)		(43.1)
	$	33.4	$	27.9


Gross Profit
Sales
35
30
25
20
15
10
5
0
98
84
70
56
42
28
14
0
00 (pro forma)
01 (pro forma)
02
03
04
Gross Profit
Seed Sales

Seed Gross Profit and Sales
($ millions)
Years ended October 31


Gross Profit ($)
Tonnes Sold
125
100
75
50
25
0
1.75
1.40
1.05
0.70
0.35
0
00 (pro forma)
01 (pro forma)
02
03
04
Gross Profit
Fertilizer Tonnes Sold

Fertilizer Gross Profit and Tonnes Sold
(millions)
Years ended October 31


Gross Profit
Sales
50
40
30
20
10
0
350
280
210
140
70
0
00 (pro forma)
01 (pro forma)
02
03
04
Gross Profit
Crop Protection Sales

Crop Protection Gross Profit and Sales
($ millions)
Years ended October 31

BUSINESS SEGMENT FINANCIAL RESULTS

SEASONALITY

The Company's earnings follow the seasonal activity pattern of Prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Sales of CPS products peak during May through July, corresponding with the start of the growing season, followed by increased levels of crop nutrient sales in the late fall. Although relatively steady throughout the year, Livestock Services sales tend to peak during the winter months as feed consumption increases. Financial Markets agency fees follow the related pattern of sales of the underlying activity of Crop Production Services and Livestock Services. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.

CROP PRODUCTION SERVICES

Agricore United manufactures, distributes and provides crop production support for a variety of inputs, including crop nutrition and crop protection products, seed and agronomic services through 279 Customer Service Representatives ("CSRs") operating from the Company's network of 85 country elevators and 109 stand-alone crop production centres. Crop nutrition includes soil nutrient assessment and application services, and sales of fertilizer products. The Company offers more than 250 crop protection products including herbicides and insecticides and provides custom application services directly or through third-party contractors. Certified seed varieties, such as Proven® Seed, Agricore United's exclusive seed brand, offer improved yield potential and other value-added traits. The Company provides agricultural consulting and crop planning services to help farmers meet their production goals or address other specific needs. Agronomic Crop Enhancement (ACE) specialists, who provide technical advice on crop production issues and the most profitable crop production practices, support the Company's CSRs.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following management's discussion and analysis as at December 9, 2004 should be read in conjunction with the financial statements and notes to the financial statements on pages 35 to 51 of this report that have been prepared using Canadian generally accepted accounting principles ("GAAP"). Unless otherwise indicated, a reference to a year relates to the Company's fiscal year ended October 31. Unless specifically stated to the contrary, all amounts are reported in Canadian dollars.

In June 2002, Agricore United announced a change in its financial year-end from July 31 to October 31 commencing in 2002. Accordingly, the Company's audited annual financial statements at October 31, 2002 include the operating results for the 15-month period commencing August 1, 2001. Certain unaudited financial information for the 12 months ended October 31, 2002 has been presented below in order to facilitate comparative analysis of the results. Unless otherwise indicated, references to financial information for the 2002 year are to financial information for the Company for the twelve-month period ended October 31, 2002.

RESULTS OF OPERATIONS

HIGHLIGHTS

- IMPROVED GRAIN HANDLING VOLUMES AND MARGIN – The Company's grain handling volume for the year ended October 31, 2004 increased by 2.6 million tonnes (or 35%) to 10 million tonnes despite poor fall weather conditions which delayed the 2004 harvest. The 2004 average margin increased to $21.34 per tonne from $20.58 in 2003 (excluding the effects of the $4.6 million grain volume insurance recovery).
- IMPROVED GRAIN HANDLING EBITDA[1] – Grain Handling EBITDA increased $48 million to $68.7 million for the year ended October 31, 2004, attributable to the significantly higher volume of grain shipped at an improved average margin per tonne that more than offset the increase in operating, general and administrative ("OG&A") expenses.
- WEATHER-RELATED DECREASES IN CROP NUTRITION AND CROP PROTECTION SALES – In 2004, a late spring, wetter and cooler than normal growing conditions compounded by a wet fall and late harvest, contributed to a 17% reduction in fertilizer tonnes sold and a $20 million (or 6.7%) reduction in crop protection product sales compared to 2003.
- LOWER CROP PRODUCTION SERVICES EBITDA – Crop Production Services ("CPS") EBITDA of $53.1 million for the 2004 fiscal year declined by $44 million from 2003 due to the significant impact of poor weather conditions on crop nutrition and crop protection product sales and reduced earnings of its subsidiaries.
- CONTROLLED GRAIN HANDLING AND CROP PRODUCTION SERVICES OPERATING COSTS – Total OG&A expenses for the Grain Handling and Crop Production Services business segments increased by only 4.2% despite a 35% increase in grain handling activity. Grain Handling and Crop Production Services OG&A expenses represent 77% of the Company's total OG&A expenses.
- CONTINUED IMPROVEMENT IN LEVERAGE – The Company reduced its total funded debt (excluding the 9% convertible unsecured subordinated debentures (the "Debentures")), net of cash, from $510 million to $443 million between October 31, 2003 and October 31, 2004. Weighted-average leverage for the 12 months ended October 31, 2004 improved to 45.4% from 46% in 2003.

SALES AND OTHER KEY OPERATING METRICS

Sales and revenue from services for the year ended October 31, 2004 increased to $3 billion, compared to $2.7 billion in fiscal 2003, primarily due to the increased volume of grain handled, higher grain prices and increased livestock feed tonnes sold, offset by lower Crop Production Services sales.

For the years ended October 31		2004		2003
Grain Handling Segment				
Shipments (million tonnes)		10.0		7.4
Average margin per tonne	$	21.34	$	21.20
Crop Production Services Segment				
Seed, Fertilizer and Crop Protection sales ($ millions)	$	735.2	$	826.8
Average margin (%)		22.0%		24.7%
Livestock Services Segment				
Manufactured feed tonnes sold (million tonnes)		0.89		0.82
Manufactured feed gross profit ($ millions)	$	40.1	$	37.5
Average feed margin per tonne	$	45.29	$	45.93
Livestock sales and revenue from services ($ millions)	$	65.3	$	48.0
Livestock gross profit and other revenues ($ millions)	$	3.8		2.9

[1] Earnings before interest, taxes, depreciation and amortization, gains or losses on asset disposals and discontinued operations net of tax ("EBITDA") and earnings before interest, taxes, gains or losses on asset disposals and discontinued operations net of tax ("EBIT") are provided to assist investors in determining the ability of the Company to generate cash from operations to cover financial charges before income and expense items from investing activities, income taxes and items not considered to be in the ordinary course of business. A reconciliation of such measures to net income is provided in the Consolidated Statements of Earnings and Retained Earnings and note 22 to the Consolidated Financial Statements included on pages 35 to 51 of this report. The items are excluded in the determination of such measures as they are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. EBITDA and EBIT provide important management information concerning business segment performance since the Company does not allocate financing charges or income taxes to these individual segments. Such measures should not be considered in isolation of or as a substitute for (i) net income or loss, as an indicator of the Company's operating performance or (ii) cash flows from operating, investing and financing activities, as a measure of the Company's liquidity. Such measures do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

As the growing season comes to an end, the cycle begins again for Agricore United. Growers deliver their grain to us and we in turn deliver it to end-use markets around the world. Ultimately, a good return for the farmer customer and for Agricore United comes down to our ability to successfully move the grain to the right place at the right time. A combination of superior knowledge, sophisticated technology and processes and strong relationships is what makes it possible.

Knowledge is a critical element of Agricore United's complete offering. When it comes to grain merchandising, the exceptional world-wide market intelligence of our Merchants enables our farmer customers to receive up-to-the-minute information about emerging contracting opportunities around the globe. In addition, our CSRs use their extensive knowledge of their customers' operations to help source and move grain to fulfill the needs of the end user.

Agricore United uses leading-edge technology and processes to help do that. Sophisticated communications networks link our merchandising staff with buyers in international markets. New market opportunities can come and go at lightening speed, and these networks allow CSRs to get real-time information and pass it on to customers almost instantly. The sophistication is also evident in our ability to move the grain. The innovative Smart Haul® program takes the burden and expense of transporting grain off the farm out of growers' hands. With grain in the hands of Agricore United, state-of-the-art high throughput elevators across the Prairies and port terminals in Thunder Bay, Vancouver and Prince Rupert become the gateways to international destinations for Canadian grain.

The sophistication of the processes, networks and telecommunications would be nothing without the relationships. Relationships between the grower and CSR, the CSR and the Merchants, and the Merchants and the end-use customers around the world are what make the entire chain possible. This connectivity is ultimately what gives Agricore United the ability to offer grower customers a chance to benefit from the world of opportunity that exists in agriculture today.

- **10 MILLION** – tonnes of grain shipped in 2004 to domestic and international markets by Agricore United
- **98,400** – number of rail cars shipped through Agricore United's freight management system annually



COMPLETING THE CHAIN

A good return for the farmer customer and for Agricore United comes down to our ability to successfully move the grain to the right place at the right time. A combination of superior knowledge, sophisticated technology and processes and strong relationships is what makes it possible.



A commitment to quality and evaluation is a major area of focus for Agricore United. We understand the direct correlation between consumer and food manufacturer demands for safe, high-quality food and how our products have been produced and handled. Our insistence on food safety and traceability means each stage of our handling processes – whether for selling crop inputs, moving grain or manufacturing feed through Livestock Services – are subject to measurement and controls that meet rigorous international standards.

All of our processing and handling operations – from conventional grain elevators to high throughput elevators to distribution centres and port terminals – are ISO 9001:2000 registered and HACCP (Hazard Analysis Critical Control Point) compliant. ISO, or the International Standards Organization, is a non-governmental organization that oversees efforts to ensure the development, manufacturing and supply of products and services is safe and efficient. For Agricore United, this means that we must document the processes in place to identify and track the crops from seed distribution to delivery to end-use markets. For example, when it comes to grain handling, all weighing instruments must be standardized and employees are specially trained in the inspection of grain in accordance with the Canadian Grain Commission primary and export standards. It also means that the organization is subject to regular, independent audits to ensure compliance.

Unifeed Limited feed mills comply with all federal regulations and are certified or compliant with HACCP guidelines, the internationally recognized system of quality control management for food safety. HACCP certification for food safety means that Agricore United's products must meet stringent food safety requirements before they continue in the food production chain from grower to end user. The seven basic principles of HACCP include: identifying potential hazards and preventive measures to control them; determining critical control points and establishing limits; monitoring procedures; and corrective actions and measures to ensure systems are working correctly. Effective record keeping is the final essential step to meet the requirements for HACCP certification.

The significance of these efforts is that we have the ability to assure any potential end-use customer that we can meet their needs for traceability and safety, and give them confidence in the consistency of the product delivered. Ultimately, meeting international standards for safety and quality also means good news for our farmer customers because we can open doors to markets that might otherwise be unreachable.

- 113 – combined number of HTP elevators, distribution centres, terminals, feed manufacturing plants and beans/special crops processing facilities that are HACCP compliant
- 885,000 – tonnes of feed and ingredients sold in 2004 through Agricore United's feed mill operations in our Livestock Services Division





ENSURING QUALITY AND SAFETY

We have the ability to assure any potential end-use customer that we can meet their needs for traceability and safety, and give them confidence in the consistency of the product delivered.

Crop selection is a knowledge-intensive activity. It incorporates long-term crop rotation plans and provides the flexibility to take advantage of emerging opportunities and favourable market conditions.

As part of our commitment to delivering superior products and services, Agricore United's CSRs work closely with their farmer customers to help them make the best seed selection for their operation. The decision making process begins with a careful review of several criteria. The first step considers how the farmer will manage risk and cash flow by estimating costs of production and predicted crop values to calculate break-even levels for different crops. Suitability of soil type, weed control needs, previous crop yield and tillage practices and insect or disease issues are just some of the production factors that are taken into account. A look at the marketing plan to see how crop and variety selections might impact cash flow is also essential.

Regularly updated information from Agricore United's Grain Merchants on demands from end-use markets, as well as product profiles and past performance of the varieties, helps determine which specific hybrids and varieties will best suit the farmer's objectives. The possibilities may seem endless when one considers the various products and technology systems available to growers today. Agricore United benefits from several strategic seed partnerships with leading organizations such as Monsanto, BASF, Bayer and Pioneer Hi-Bred, as well as proprietary seed innovations under the Proven® Seed brand that offer growers the opportunity to maximize performance and yield potential.

With seed selected the work continues as CSRs remain in close contact with their customers to help develop a nutrient plan, including soil testing and sophisticated nutrient analysis, as well as in-season requirements for crop protection and nutrition. Agronomic Crop Enhancement (ACE) Specialists are an integral part of the team available to Agricore United's farmer customers throughout the growing season. Their highly-specialized training makes them a valuable resource for trouble-shooting situations and for optimizing crop performance.

At summer's end, CSRs and growers consider any end-of-season crop protection and nutrition needs. As the crops come off the fields, attention shifts to grain sampling and fulfilling contractual obligations for grain sales. And though the growing season will come to a close, the work doesn't stop. Eventually the grain from this new crop, and stored grains from previous seasons, will be delivered to end users around the world. But before it is, Agricore United ensures that the integrity of the crop remains intact as it makes its way through the delivery chain.

- **MORE THAN 150** – number of varieties of canola, wheat, oats, barley, Linola™, flax and forages available through Agricore United, many of which are exclusive to the Proven Seed line

- **190** – combined years of professional agricultural experience among Agricore United's 11 Agronomic Crop Enhancement Specialists; an average of 17 years each



OPTIMIZING CROP OPPORTUNITIES

Regularly updated information from Agricore United's Grain Merchants on demands from end-use markets, as well as product profiles and past performance of the varieties, helps determine which specific hybrids and varieties will best suit the farmer's objectives.



In planning for a new season, Agricore United CSRs help their farmer customers by first looking at how to optimize the farmer's profit potential when he chooses to market his crop. Building a grain marketing plan that achieves that goal is a multi-step process. It takes into consideration estimated production, storage and movement costs and working with Agricore United Merchants to calculate projected returns based on identification of break-even and target prices. It is an ongoing, year-round exercise because successful grain marketing means keeping an eye on ever-changing market opportunities.

At Agricore United we use three guiding principles when helping farmer customers build a marketing strategy. First, CSRs and growers make a long-term crop rotation plan. Predicting grain prices can be inexact, but working with the Merchants to outline a plan that identifies reasonable expectations for achievable profit targets is a good starting point. Second is understanding that there is a large window of opportunity in which to move grain to achieve the greatest possible return. Agricore United's merchandising team works closely with country staff to ensure that up-to-the-minute information on market opportunities is readily available to customers, as it is not unusual for prospective grain contracts to open and close within a matter of hours.

That said, a disciplined approach to marketing grain – our third guiding principle – avoids the unnecessary risks that come with speculating when prices might rise and fall. This involves looking at all contracting options and planning to move grain at different points throughout the year to help meet long-term profit forecasts, rather than all at once following harvest. Agricore United Financial helps bridge the process by providing the farmer with flexibility to sell his crop when the time is right. The options are numerous, and as opportunities for Identity Preserved contracts continue to increase, growers have yet another avenue for maximizing profit.

The relationship between Agricore United's Merchants, CSRs and the farmer customer is a key success factor throughout the entire process. By combining the agronomic and marketing expertise of our CSRs and Merchants with the knowledge the grower has of his operation, the net result is a comprehensive strategy that will allow growers to capture opportunities when they arise.

- **MORE THAN 50** – number of countries where Agricore United ships its grain
- **1 BILLION** – dollars available to growers in credit annually through Agricore United Financial





BUILDING THE GRAIN MARKETING PLAN

By combining the agronomic and marketing expertise of our CSRs and Merchants with the knowledge the grower has of his operation, the net result is a comprehensive strategy that will allow growers to capture opportunities when they arise.

The story of our business begins at the end of the growing season, when Agricore United sells western Canadian grain. The process begins at the end of the delivery chain as demands from end-use markets help determine what will be seeded, and ultimately sold, in coming seasons. It is a continuous cycle and it is the key to understanding how Agricore United competes successfully around the globe.

From wheat, barley and oats to oilseeds, forages and a full line-up of specialty crops, more than half of Canadian grain heads to export markets each year. Agricore United Grain Merchants (Merchants) sell product to major crushing, milling and brewing customers such as Archer Daniels Midland, Bunge, Warburtons and Anheuser-Busch among others. Merchants play an important role in matching sell contracts with purchase contracts and trading in global futures markets to manage price and foreign currency risk. International destinations include the United States, the European Union, the booming Asian market, South America, the Middle East and beyond. The logistics management team coordinates the complex movement from the farm gate to the elevator to port terminal and end user by truck, rail or ocean vessel.

For our Livestock Services division, the product commonly stays within Canada. Hog or cattle producers often grow barley and hay for their own herds. Unifeed Limited, which operates Agricore United's feed mill network, buys large quantities of feed grains either directly off farm, or through Agricore United's grain trading operations. The grain is then combined and processed with protein rich ingredients, minerals, vitamins and fats or oils to produce a wide range of livestock feeds. The high-quality feed produced by Unifeed in turn helps our farmer customers produce the premium meat products that are marketed around the world.

Whether at home or abroad, Agricore United's end-use customers often have specific requirements for their grain. It might be a particular output trait (e.g. gluten or protein levels in wheat or linoleic acid in canola oil), grade (e.g. premium-quality malt barley) or handling process (e.g. Identity Preserved assurance) they demand. Whatever the expectations, Agricore United's Merchants and Customer Service Representatives (CSR) work closely with farmer customers to ensure they can be met.

Knowing what crops end-use customers want has become the critical first step in crop planning. At Agricore United, our Merchants, CSRs and their farmer customers are acutely aware of the power of consumer demand and work closely together to consider the available markets for crops as they plan for coming seasons.

- **15** – average number of countries called in a typical day by Agricore United Merchants, including the US, Japan, China, Mexico, Belgium, Netherlands, Germany, France, Spain, UK, Pakistan, Korea and more

- **ENGLISH, FRENCH, SPANISH, JAPANESE and MANDARIN** – merchandising staff fluent in each of these languages are employed by Agricore United



KNOWING THE GLOBAL MARKET

The process begins at the end of the delivery chain as demands from end-use markets help determine what will be seeded, and ultimately sold, in coming seasons.



A MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

THE WEATHER ROLLER-COASTER

The year 2004 in agriculture can only be described as a roller-coaster weather ride. Concerns reported early in the spring about inadequate moisture levels and the potential for a hot dry summer were replaced by the reality of excess moisture and a cool, wet growing season. Despite an extended planting season, early industry estimates in late July were projecting an above average crop. Then, an unusually early frost in August and September 2004 raised concern through the industry of reduced yield and quality. In October, the sun came out – all across the Prairies – temperatures climbed and fields dried. The result was average to above average yields in many parts of western Canada, but below average quality for many farmers.

Agriculture is a complex industry and 2004 proved conditions that are too wet can be just as devastating as too dry. And it's not just a question of moisture – heat is a key ingredient to an abundant and high-quality crop as well. What we experienced in western Canada this past year was one of the coolest summers on record. Not even Agricore United's geographic coverage could insulate the company from the weather factor in 2004 that affected most of Canada.

WORLD OF OPPORTUNITY

However, there is a world of opportunity for Canada's agriculture industry. Agricore United's business is based on connectivity – much the same way world economics are. We rely on our ability to build relationships and meet needs globally right from the farm to end users throughout the world.

Throughout this annual report, you'll discover how we connect globally to bring nutritious, high quality grains, oilseeds and special crops from our western Canada farm customer to our end-use customers worldwide. Our strategy has remained consistent since Agricore United was formed – we are increasing the connection between product development and end-use consumption. We are taking advantage of every opportunity to build closer ties based on our ability to provide safe, traceable commodities that meet the needs and desire of consumers who want new, healthier foods.

Agricore United is a critical link in the food pipeline from production to consumption. We offer producers and corporate consumers the advantage of our knowledge-based products and services. We incorporate sophisticated research and development processes to bring viable commercial seed varieties to the marketplace that will have desirable traits ranging from tolerance of extreme weather conditions, to oil content or protein levels, colour, texture, consistency or time to maturity. We work with farmer customers throughout the crop planning and production process from providing agronomic advice to securing end-use opportunities for the commodities produced.

Our Grain Merchants do business all over the world – Europe, Asia and the Pacific rim, Africa, North and South America – with customers buying grains, oilseeds or other special crops. End-use customers rely on Agricore United and our quality control systems to supply the products that meet their specific requirements on a consistent basis. Agricore United's processes come full circle, because, by being able to identify end-use customer needs Agricore United helps farmers plan. And by staying connected with what producers are growing, the company helps its corporate end-use customers be more efficient in their purchasing.

Agricore United's network of feed mills supply western Canadian livestock producers with feed which meet all of the regulatory and HACCP requirements necessary in a world increasingly focussed on food safety and quality. We back up our feed products with advice from our nutritional experts designed to help livestock producers extract the maximum value from their feed investment. We stand behind that expertise with well-maintained and technologically advanced feed mills, including our newest replacement feed mill opened outside of Edmonton in August of this year.

Through our innovative financing vehicles like Agricore United Financial and Unifeed Financial, we access the resources and skills of a major Canadian chartered bank. We tailor financial services to the unique needs of farm business with flexible, competitive credit to finance their operations through the growing season or, in the case of livestock producers, through the marketing cycle.

Rapid global advancements in information technology and the internet mean our business operations must be supported by state-of-the-art technology and software, which we have developed and supported in-house to meet the unique needs of our business segments. Our ability to communicate relevant information to our frontline staff, farmer customers and end-use customers, accurately and on a timely basis, is critical to our business success.

LEADING THE INDUSTRY

Despite the challenging conditions of the past year, and in fact, the two prior years, Agricore United has maintained its strong market share position. We have maintained short-term liquidity and strengthened the balance sheet. We continue to control costs, deliver positive cash flow from operations, sustain our investment in capital assets, continue a reliable dividend policy and still reduce debt and improve our leverage.

Agricore United is privileged to work with the best farm producers in western Canada. Together, we will create opportunity through innovation by maintaining an entrepreneurial outlook within an increasingly sophisticated agricultural market. Our optimism remains high for 2005 – and beyond. Current good moisture conditions and continued growth in key markets like China are two building blocks for our future. However, a motivated team and strong customer relationships will be the real driving force for Agricore United as we seize this world of opportunity.



Brian Hayward
Chief Executive Officer

A MESSAGE FROM THE CHAIR

Trade is the lifeblood of Canadian agriculture and vital to the long-term success of Agricore United. With a large land base and small population we produce far more than we consume.

Canadian exports of grains and oilseeds alone are equivalent to the production from 28 million acres of cropland or about 20,000 average sized farms.

Figures compiled by the World Trade Organization (WTO) reconfirmed Canada's status as the world's third largest exporter of agricultural products in 2003 at $34 billion. Clearly, we have much to gain from a more liberalized trading environment.

Agricore United views the upcoming round of WTO talks as a window of opportunity for Canadian agriculture. That's why we welcomed the framework agreement reached by member nations in Geneva in August 2004. The framework sets the agenda for the next round, targeting the elimination of export subsidies and improved market access.

It's estimated that subsidies and trade barriers reduce the prices received by Canadian grains and oilseeds farmers by over $54 per tonne. Despite these obstacles we compete successfully in the international market, but the WTO process affords our customers an opportunity to achieve their full potential.

As Canada's leading agri-business, Agricore United has taken a leadership role on the trade issue. We have met with the federal ministers of international trade and agriculture and urged them to keep up the momentum for a new deal. We have also stressed that Canada must be prepared to address the concerns of other countries about our trading practices if we expect them to put their subsidies on the table.

Of course trade agreements are not a panacea and Canada continues to encounter market barriers on the export of wheat, cattle and hogs. We are hopeful that ongoing trade discussions will pave the way for an early resolution of these issues.

A CENTURY OF SERVICE

Agricore United and its heritage companies will mark 100 years of service to the farmers of western Canada in 2006. As we approach this milestone, the pace of change is accelerating and so too are the business needs of our customers. I believe Agricore United is well positioned to meet the challenges and opportunities of the second century of prairie agriculture.

Farming has evolved from an occupation into a sophisticated business enterprise. Today's commercial farms must have access to a comprehensive set of management tools including financing, risk management, agronomic expertise, new technology and end-use markets. These are all areas where Agricore United has established a leadership position in the industry.

A YEAR OF EXTREMES

Much of the Prairie region experienced a cool, wet and late growing season in 2004, with highly variable yields and crop quality.

For example, in southern Alberta and southwestern Saskatchewan, farmers experienced their best crops in years. Over large areas of eastern Saskatchewan and Manitoba, an early frost caused widespread devastation. On my farm in east central Manitoba I experienced both – my best crop of oats and one of my poorest crops of canola.

I believe the 2004 growing season underscores the long-term advantage of Agricore United's strong representation in all geographic regions of western Canada – from the Peace River country of northern Alberta and British Columbia to Manitoba. Local growing conditions can vary widely over such a vast area, and Agricore United is uniquely positioned to both capitalize on opportunities and to minimize risk when the forces of nature come into play in one or several areas. In 2004, the forces of nature impacted nearly the entire region, reducing our ability to minimize this risk.

LEADING THE INDUSTRY

Agricore United has deep roots in the culture of western Canada. Farmers founded the company, they are shareholders and they participate in our corporate governance system. I believe this unique collaborative business relationship with farmers gives us a competitive edge.

But Agricore United is also a young company, created three years ago by the merger of United Grain Growers Limited and Agricore Cooperative Ltd. Our challenge has been to mold the strengths of the heritage companies into a new brand, and in three short years I believe we've succeeded.

While the merger made us the largest grain handler and retailer of crop inputs in western Canada, it's our people and our customers who've established Agricore United as an industry leader. We are proud of our accomplishments to date and look forward to the future with enthusiasm.



Wayne W. Drul
Chair

"FARMING HAS EVOLVED FROM AN OCCUPATION INTO A SOPHISTICATED BUSINESS ENTERPRISE.

Today's commercial farms must have access to a comprehensive set of management tools including financing, risk management, agronomic expertise, new technology and end-use markets. These are all areas where Agricore United has established a leadership position in the industry."

WAYNE DRUL – CHAIR, AGRICORE UNITED

WORLD OF OPPORTUNITY

Agricore United reaches around the globe linking farmer customers and end-use customers together. Every day someone from Agricore United is working on behalf of both sets of customers to ensure quality grains, oilseeds and special crops are being sold and delivered. This daily work reinforces our understanding of the needs of end users which we continually communicate back to growers through Agricore United's network of seasoned market and agronomic experts. Having this perspective means we not only help sell the crop at the end of the growing cycle but also enhances our collective knowledge of market preferences to help Prairie growers compete successfully in a world of opportunity.



"Current good moisture conditions and

CONTINUED GROWTH IN KEY MARKETS

like China are two building blocks for our future."

BRIAN HAYWARD – CHIEF EXECUTIVE OFFICER, AGRICORE UNITED

"THERE IS A WORLD OF OPPORTUNITY

for Canada's agriculture industry. Agricore United's business is based on connectivity... we rely on our ability to build relationships and meet needs globally right from the farm to end users throughout the world."

BRIAN HAYWARD – CHIEF EXECUTIVE OFFICER, AGRICORE UNITED

CONTENTS

Front cover photo:

Agricore United's Merchants and Customer Service Representatives help forge the link between farmer customers and the end-use customers around the world.

Pictured are (clockwise from centre): Bob Beard, Warburtons' Purchasing Director; John Csversko, Producer; Neil Miller, Customer Service Representative, Agricore United; Trevor Letkemen, Senior Merchant, Agricore United; Venetta Csversko, Producer




Prince Rupert
Grande Prairie
Edmonton
Vancouver
Calgary
Saskatoon
Regina
Winnipeg
Thunder Bay

"**AGRICORE UNITED**
is the largest grain handler and retailer of crop inputs in western Canada."

WAYNE DRUL – CHAIR, AGRICORE UNITED

With customers in over 50 countries,
Agricore United is a company with

A WORLD OF OPPORTUNITY.



Korea
Japan
Nepal
Hong Kong
Taiwan
Philippines


Norway
Sweden
Denmark
United Kingdom
Netherlands
Belgium
Czech Republic
Slovakia
Germany
France
Switzerland
Italy
Portugal
Spain
Greece
Malta
Lebanon
Israel
Western Canada
Mexico
Cuba
Haiti
Puerto Rico
Republic
Trinidad
Netherlands
Antilles
Panama
Venezuela
Guyana
Angola
Brazil

Agricore United

INTRODUCTION

Weather challenges Agricore United's financial performance.

The net loss of $13.7 million for the year ended October 31, 2004 ($0.33 basic and diluted loss from continuing operations per share) was $4.5 million better than the net loss from continuing operations of $18.3 million ($0.43 basic and diluted loss from continuing operations per share) in 2003.

Weather challenges from a wet and cool growing season and late harvest contributed to:

- a 17% reduction in fertilizer tonnes sold;
- a $20 million reduction in crop protection product sales; and
- reduced grain shipments in the fourth quarter from timing of the harvest.

Key operating metrics were maintained or improved despite the weather challenges:

- grain handling volumes increased by 2.6 million tonnes to 10 million tonnes, a market share of 35%;
- percentage of grain shipments handled through the Company's port terminals increased to 56% from 50%;
- grain handling margins for 2004 of $21.34 per tonne improved from $20.87 per tonne last year;
- average fertilizer margin per tonne for 2004 consistent with 2003;
- average margin on seed sales and crop protection product sales improved over the prior year;
- feed tonnes sold increased 8.5% to 885,000 tonnes;
- feed margin per tonne for 2004 consistent with 2003;
- operating, general and administrative expenses for Grain Handling and Crop Production Services increased by only 4.2% despite the increase in grain handling activity; and
- weighted-average leverage improved to 45.4% from 46% and total funded debt decreased to $443 million at October 31, 2004 from $510 million last year.

Outlook for 2005:

- handling an above average crop yield from 2004, but of below average quality;
- moisture levels at the end of October 2004 are 80% to 100% of capacity across most of western Canada;
- soil nutrient levels are significantly reduced at October 2004 and will require recharging in 2005;
- reduced application of crop protection products in 2004 will lead to increased weed growth in 2005;
- increased relaxation of remaining trade barriers to Canadian beef; and
- credit approval for spring 2005 growing season well advanced.


$14
$12
$10
$8
$6
$4
$2
$0
93
94
95
96
97
98
99
00
01
02
03
04

Book Value and Closing Price (per share)
As at October 31

Book Value
Closing Price


300
250
200
150
100
50
0
93
94
95
96
97
98
99
00
01
02
03
04

Relative Index Levels – Total Returns
As at October 31

Notes: Agricore United Stock Price includes dividends which are reinvested in the month of the ex-dividend date. The Nesbitt Burns Small Cap Index also incorporates dividend reinvestment.

Nesbitt Burns Small Cap
S&P/TSX Composite
Agricore United Stock Price


60,000
50,000
40,000
30,000
20,000
10,000
0
92
93
94
95
96
97
98
99
00
01
02
03
04

Grain Production (1992–2004)
(Wheat, Barley, Oats, Rye, Peas, Canola, Flax)
(000s tonnes)

Production
Average 1992 to 2001


60,000
50,000
40,000
30,000
20,000
10,000
0
1908
1916
1924
1932
1940
1948
1956
1964
1972
1980
1988
1996
2004

Grain Production (1908–2004)
(Wheat, Barley, Oats, Rye, Peas, Canola, Flax)
(000s tonnes)

Production

BUSINESS SEGMENT OPERATING HIGHLIGHTS

For the twelve months ended October 31 (unaudited)

	2004	2003	2002	Pro forma 2001	Pro forma 2000
Grain Handling Segment					
Industry grain shipments (000s tonnes)	**28,869**	20,584	24,885	32,315	na
Company grain shipments (000s tonnes)	**10,007**	7,411	8,797	12,493	na
Average margin per tonne	**$ 21.34**	$ 20.58	$ 23.72	$ 22.53	na
Terminal handling (000s tonnes)	**5,606**	3,742	4,930	7,932	na
Crop Production Services Segment					
Sales ($000s)	**$ 735,229**	$ 826,826	$ 676,446	$ 778,561	na
Average margin (%)	**22.0%**	24.7%	22.0%	26.8%	na
Livestock Services Segment					
Feed					
Manufactured feed tonnes sold (000s tonnes)	**885**	816	915	845	694
Average feed margin per tonne	**$ 45.29**	$ 45.93	$ 44.37	$ 46.68	$ 43.09
Livestock and other sales					
Sales and revenue from services	**$ 65,323**	$ 48,028	$ 36,995	$ 36,032	$ 27,662
Gross profit and net revenue from services	**$ 3,824**	$ 2,913	$ 955	$ 5,954	$ 5,064

STATISTICAL SUMMARY

For the twelve months ended October 31
(in thousands, except ratios and per share amounts)

	2004	2003	(unaudited) 2002	Pro forma 2001	Pro forma 2000
Operating					
Gross profit and net revenue from services	**$ 428,497**	$ 410,454	$ 411,384	$ 551,458	$ 547,727
EBITDA	**98,585**	100,531	74,725	147,622	125,272
EBIT	**33,374**	27,931	(377)	55,802	38,631
Earnings (loss) before income taxes, discontinued operations and unusual items	**(19,059)**	(24,181)	(27,813)	4,933	(6,620)
Net earnings (loss) for the year	**(13,717)**	(5,546)	(17,516)	(14,687)	2,126
Cash flow provided by operations	**46,937**	48,404	22,070	na	na
Property, plant and equipment expenditures	**32,473**	29,176	30,425	na	na
Financial					
Working capital	**$ 145,224**	$ 176,796	$ (36,998)	$ (29,178)	na
Net investment in capital assets	**664,396**	688,896	728,982	790,734	na
Total assets	**1,449,622**	1,573,501	1,605,189	1,788,721	na
Funded debt (short-term financing and long-term debt)	**493,375**	563,946	686,703	805,990	na
Cash and cash equivalents (included in working capital)	**50,214**	53,919	39,117	34,275	na
Convertible debenture	**105,000**	105,000	—	—	—
Shareholders' equity	**479,391**	499,799	507,346	469,361	na
Ratios					
Current ratio	**1.29**	1.31	0.95	0.97	na
Leverage ratio (net funded debt to capitalization)	**45.4%**	46.0%	54.6%	62.2%	na
Shareholder Information					
Monthly weighted average Limited Voting Common Shares outstanding	**45,278**	45,299	44,172	na	na
Per share:					
Net loss	**$ (0.33)**	$ (0.15)	$ (0.42)	na	na
Net loss from continuing operations	**$ (0.33)**	$ (0.43)	$ (0.44)	na	na
Cash flow provided by operations	**$ 1.01**	$ 1.04	$ 0.47	na	na
Book value[1]	**$ 10.33**	$ 10.77	$ 10.94	na	na
Trading activity (TSX):					
High	**$ 9.99**	$ 8.25	$ 12.05	$ 12.50	$ 12.00
Low	**$ 7.00**	$ 3.60	$ 5.50	$ 8.52	$ 7.80
Year-end	**$ 7.64**	$ 8.18	$ 5.91	$ 12.05	$ 9.35
Volume (thousands of shares)	**14,921**	13,434	12,030	1,690	547

ADDITIONAL INFORMATION

(unaudited)

	2004	2003	2002	Pro forma 2001	Pro forma 2000
Employees (full-time equivalents)	**2,788**	2,728	2,997	3,607	na
Number of country elevators	**85**	88	98	154	na
Licenced grain storage capacity (year-end, thousands of tonnes)					
Country elevators	**1,206**	1,214	1,416	2,018	2,300
Terminal elevators – wholly or beneficially owned	**699**	699	591	591	591
Terminal elevators – partially-owned	**492**	492	692	692	692

[1]Book value per share is derived by dividing the shareholders' equity at the end of the period by the total number of Limited Voting Common Shares outstanding at year-end as if the preferred shares had been converted on a 1:1 basis.

SEC File No. 82-34725

2004 *annual report*

ARIS
10-31-04

A WORLD *of* OPPORTUNITY




Agricore
United

SEC File No. 82-34725


Agricore
United™

NOTICE OF
2004 ANNUAL AND SPECIAL MEETING
AND
MANAGEMENT PROXY CIRCULAR


Agricore
United

December 24, 2004

Dear Shareholder:

We are pleased to invite you to join our Board of Directors and senior management team at our 2004 Annual and Special Meeting of Shareholders. The meeting will be held on February 9, 2005 at 9:00 a.m. (Regina time) at the Delta Regina Hotel, 1919 Saskatchewan Drive, Regina, Saskatchewan, Canada.

The meeting provides you, as a shareholder, with an opportunity to meet, listen to and ask questions of the people who are responsible for the performance of the Corporation. The Notice of Annual and Special Meeting and Management Proxy Circular describing the formal business of the meeting and related proxy are enclosed.

Your vote is very important. Whether or not you plan to attend the meeting, you can make your voice heard by completing and sending us your proxy (full details are provided inside).

If you are unable to attend in person, you will be able to view and listen to a webcast of the meeting at www.agricoreunited.com. Prior to the meeting you may also wish to visit our website to view our most recently filed documents.

We look forward to seeing you on February 9, 2005.

Sincerely yours,

Wayne Drul, Chair of the Board	Jon Grant, Vice Chair of the Board	Brian Hayward, Chief Executive Officer

TABLE OF CONTENTS

SCHEDULE A
Directors' Biographies

SCHEDULE B
TSX Corporate Governance Guidelines Table

SCHEDULE C
Resolution to Amend Executive Stock Option Plan

SCHEDULE D
Resolution to Amend Directors' Share Compensation Plan

SCHEDULE E
Resolution to Amend By-law No. 41

UNITED GRAIN GROWERS LIMITED
operating as AGRICORE UNITED
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that the annual and special meeting (the "Meeting") of the holders of Limited Voting Common Shares (the "Limited Voting Common Shares") of UNITED GRAIN GROWERS LIMITED, operating as **AGRICORE UNITED** (the "Company") will be held at the Delta Regina Hotel at 1919 Saskatchewan Drive, Regina, Saskatchewan, Canada on Wednesday, February 9, 2005 at 9:00 a.m. (Regina time) for the following purposes:

1. *to elect one Non-Member Director for a three-year term;*
2. *to appoint auditors to hold office until the close of the next annual Shareholders' meeting and authorize the Directors to fix the remuneration of the auditors;*
3. *to consider and, if deemed advisable, to pass an ordinary resolution (in the form annexed as Schedule C to the Management Proxy Circular accompanying this Notice of Annual and Special Meeting) amending the Company's Executive Stock Option Plan to increase the number of Limited Common Voting Shares which may be issued thereunder by 200,000;*
4. *to consider and, if deemed advisable, to pass an ordinary resolution (in the form annexed as Schedule D to the Management Proxy Circular accompanying this Notice of Annual and Special Meeting) amending the Company's Directors' Share Compensation Plan to increase the number of Limited Voting Common Shares which may be issued thereunder by 100,000;*
5. *to consider and, if deemed advisable, to pass an ordinary resolution (in the form annexed as Schedule E to the Management Proxy Circular accompanying this Notice of Annual and Special Meeting) approving, ratifying and confirming amendments to By-law No. 41 (the General By-law) of the Company (as set out as Exhibit A to Schedule D to the Management Proxy Circular accompanying this Notice of Annual and Special Meeting); and*
6. *to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.*

The 2004 Annual Report, the Management Proxy Circular and a form of Proxy accompany this Notice of Annual and Special Meeting.

DATED at Winnipeg, Manitoba, this 24th day of December, 2004.

By order of the Board
TOM KIRK, Corporate Secretary
P.O. Box 6600
201 Portage Avenue
Winnipeg, Manitoba
R3C 3A7

UNITED GRAIN GROWERS LIMITED
operating as AGRICORE UNITED
MANAGEMENT PROXY CIRCULAR

Dated December 24, 2004

Solicitation of Proxies

Who is soliciting the proxies?

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of United Grain Growers Limited, operating as Agricore United (the "Company" or "Agricore United").

Why are the proxies being solicited?

The proxies being solicited will be used at the annual and a special meeting (the "Meeting") of holders ("Shareholders") of Limited Voting Common Shares (the "Limited Voting Common Shares") of the Company to be held at the Delta Regina Hotel at 1919 Saskatchewan Drive, Regina, Saskatchewan, Canada on Wednesday, February 9, 2005 at 9:00 a.m. (Regina time) and at any and all adjournments and postponements thereof.

The Meeting is being held for the purposes set out in the accompanying Notice of Annual and Special Meeting of Shareholders (the "Notice of Meeting"). As a Shareholder you are being asked to vote on **five items:**

(1) the election of one Non-Member director for a three year term;
(2) the appointment of auditors and the authorization of the Directors to fix their remuneration;
(3) an increase in the number of Limited Voting Common Shares which may be issued under the Company's Executive Stock Option Plan;
(4) an increase in the number of Limited Voting Common Shares which may be issued under the Company's Directors' Share Compensation Plan; and
(5) certain amendments to the Company's General By-law.

The Company's Board and management recommend that you vote FOR all of the foregoing items.

How will the proxies be solicited?

While it is expected that the solicitation will be primarily by mail, proxies may also be solicited by directors, officers or regular employees of the Company personally or by telephone. The cost of solicitation will be borne by the Company.

Date of information in the Circular

The information contained herein is given as at December 24, 2004 except where otherwise noted.

Appointment of Proxy Holders and Revocation of Proxies

Attending the Meeting in Person

If you are a registered Shareholder, your name will appear on your certificate for your Limited Voting Common Shares. Registered Shareholders wishing to attend the Meeting and vote in person should refer to "Voting by Registered Shareholders" on page 5. If you are a non-registered Shareholder, your Limited Voting Common Shares will be held by an intermediary such as a bank, trust company, securities broker or other nominee (an "Intermediary") on your behalf. Non-registered Shareholders wishing to attend the Meeting and vote in person should refer to "Voting by Non-Registered Shareholders" on page 6.

Representation at the Meeting by Proxy

Shareholders who wish to be represented by proxy at the Meeting must deposit properly executed proxies with Computershare Trust Company of Canada ("Computershare"), 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (delivery or mail using the enclosed self-addressed envelope) or by fax at 1-866-249-7775, or by telephone at 1-877-277-5492 or internet at www.computershare.com/ca/proxy prior to 4:30 p.m. (Toronto time) on Monday, February 7, 2005 or such later date as the Chair may determine. All Limited Voting Common Shares represented by properly executed proxies will be voted for or against or withheld from voting on matters identified in the Notice of Meeting in accordance with the instructions of the Shareholders as specified thereon except as set out below (see "Exercise of Discretion by Proxy Holders").

Completion of the Proxy

A PROXY MUST BE IN WRITING AND MUST BE EXECUTED BY YOU OR BY YOUR ATTORNEY AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A CORPORATION OR OTHER LEGAL ENTITY, BY AN OFFICER OR ATTORNEY THEREOF DULY AUTHORIZED. A PROXY MAY ALSO BE COMPLETED OVER THE TELEPHONE OR OVER THE INTERNET.

Alternate Appointment

Signing the proxy form gives authority to Wayne W. Drul or Jon K. Grant, both of whom are directors and officers of the Company, to vote your Limited Voting Common Shares at the Meeting in accordance with your voting instructions. You have the right to appoint some other person or company of your choice, who need not be a Shareholder, to attend and act on your behalf at the Meeting. IF YOU ARE INTENDING TO VOTE BY TELEPHONE OR INTERNET, YOU CANNOT APPOINT A PERSON TO VOTE YOUR SHARES OTHER THAN OUR DIRECTORS OR OFFICERS WHOSE PRINTED NAMES APPEAR ON THE PROXY FORM. If you are intending to vote by telephone or by internet but wish to appoint a person other than a director or officer whose printed name appears on the proxy form to vote your Limited Voting Common Shares, you should not vote by telephone or internet; rather you should submit your proxy by mail or fax in accordance with the instructions below.

As indicated on the form of proxy, a Shareholder desiring to appoint some other person to represent the Shareholder at the Meeting may do so by inserting such person's name in the blank space provided on that form and delivering or mailing the completed proxy using the enclosed self-addressed envelope to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by fax at 1-866-249-7775 for receipt prior to 4:30 p.m. (Toronto time) on Monday, February 7, 2005 or such later date as the Chair may determine.

IT IS IMPORTANT TO ENSURE THAT ANY OTHER PERSON YOU APPOINT IS ATTENDING THE MEETING AND IS AWARE THAT HIS OR HER APPOINTMENT HAS BEEN MADE TO VOTE YOUR SHARES. PROXYHOLDERS SHOULD, AT THE MEETING, PRESENT THEMSELVES TO A REPRESENTATIVE OF COMPUTERSHARE AT THE TABLE IDENTIFIED AS "REGISTERED SHAREHOLDERS".

Instructions to Non-Registered Shareholders

Non-registered shareholders will receive these materials either from an Intermediary or from the Company's agent, Computershare.

Materials Sent by Computershare

If you are a non-registered Shareholder and the Company's agent, Computershare, has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding Limited Voting Common Shares on your behalf.

By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please complete and return the materials in accordance with the instructions provided by Computershare.

Materials Sent by an Intermediary

All non-registered holders of Limited Voting Common Shares who receive these materials through an Intermediary should complete and return the materials in accordance with the instructions provided to them by such Intermediary.

Revocation of a Proxy

A Shareholder giving a proxy may revoke the proxy by instrument in writing executed by the Shareholder or such Shareholder's attorney authorized in writing or, if the Shareholder is a company, by a duly authorized officer or attorney thereof. The instrument revoking the Proxy must be deposited with Computershare at the above address, at any time up to and including 4:30 p.m. (Toronto time) on Monday, February 7, 2005, the last business day preceding the day of the Meeting or, in any case, with the Chair or the scrutineers of the Meeting prior to commencement of the Meeting on the day of the Meeting, or any adjournments or postponements thereof, or in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

Record Date for Notice of Meeting and Provisions Related to Voting

The Board of Directors of the Company has fixed December 21, 2004 as the record date for the purpose of determining Shareholders entitled to receive the Notice of Meeting. Each Shareholder is entitled to one vote for each Limited Voting Common Share shown as registered in such holder's name on the list of Shareholders prepared as of the close of business on the record date. A person who has acquired Limited Voting Common Shares after the record date who obtains from the vendor of such shares an executed proxy relating to the transferred shares and deposits such proxy with Computershare at the above address, prior to 4:30 p.m. (Toronto time) on Monday, February 7, 2005 or such later time as the Chair may determine will be entitled to vote such shares at the Meeting.

Voting

Voting By Registered Shareholders

You are a registered shareholder if your name appears on your share certificate.

You can vote your Limited Voting Common Shares by proxy or in person at the Meeting if you are a registered shareholder:

(1) BY PROXY

There are four ways that you can vote by proxy:

(a) By Telephone

Telephone voting is only available to registered Shareholders resident in Canada or the United States. Call 1-877-277-5492 from your touch-tone phone and follow the instructions. You will need your holder account number located on the lower left side of the enclosed proxy form and your proxy access number located on the lower middle of the enclosed proxy form. You do not need to return your proxy form.

(b) On the Internet

Go to www. computershare.com/ca/proxy and follow the instructions on the screen. You will need your holder account number located on the lower left side of the enclosed proxy form and your proxy access number located on the lower middle of the enclosed proxy form. You do not need to return your proxy form.

At any time, Computershare may cease to provide telephone and internet proxy voting, in which case shareholders can elect to vote by mail, by fax or by attending the Meeting in person, as described below.

(c) By Mail

By completing, dating, signing and returning the enclosed proxy form in the self- addressed envelope provided.

(d) By Fax

By completing, dating and signing the enclosed proxy form and forwarding same by fax to 1-866-249-7775. IF YOUR SHARES ARE NOT REGISTERED IN YOUR NAME (E.G. IF THEY ARE HELD THROUGH AN INTERMEDIARY) DO NOT USE THE ABOVE FAX NUMBER AS IT IS RESERVED FOR REGISTERED SHAREHOLDERS. INSTEAD, USE THE FAX NUMBER, IF ANY, PROVIDED BY YOUR INTERMEDIARY OR, IF THE PROXY IS SENT BY COMPUTERSHARE, THE FAX NUMBER PROVIDED BY COMPUTERSHARE.

(2) BY ATTENDING THE MEETING IN PERSON

If you wish to vote in person at the Meeting, do not complete or return the proxy form. You may vote in person at the Meeting.

Voting By Non-Registered Shareholders

You are a non-registered (or beneficial) Shareholder if your Limited Voting Common Shares are held through an Intermediary.

There are two ways that you can vote your Limited Voting Common Shares if you are a non-registered (or beneficial) Shareholder:

(1) BY PROVIDING VOTING INSTRUCTIONS TO YOUR INTERMEDIARY OR THE COMPANY'S AGENT, COMPUTERSHARE.

Your Intermediary or Computershare (if the proxy is sent by the Company's agent, Computershare), is required to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received either a request for voting instructions or a proxy form for the number of Limited Voting Common Shares you hold.

Request from Intermediary

If you receive the request for voting instructions or a proxy form from your Intermediary, the procedures stipulated by the Intermediary should be carefully followed by non-registered Shareholders to ensure that their Limited Voting Common Shares are voted at the Meeting. These procedures generally allow voting by telephone, on the internet, by mail or by fax. If you have any questions about these procedures, please contact your Intermediary directly.

Request from Computershare

If you receive the request for voting instructions or a proxy from the Company's agent, Computershare, you should follow the procedures stipulated by Computershare to ensure that your Limited Voting Common Shares are voted at the Meeting. You can vote by telephone, on the internet, by mail or by fax. If you have any questions about these procedures please contact Computershare directly at 1-877-564-6253.

NON-REGISTERED SHAREHOLDERS SHOULD NOT USE THE FAX NUMBER PROVIDED IN SUBSECTION (d) ON PAGE 6 AS THIS NUMBER IS RESERVED FOR REGISTERED SHAREHOLDERS.

(2) BY ATTENDING THE MEETING IN PERSON

If you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or proxy form to appoint yourself as proxy holder and follow the instructions of your Intermediary or Computershare (if the proxy is sent by Computershare on behalf of the Company). Do not otherwise complete the form sent to you as your vote will be taken and counted at the Meeting.

Non-registered Shareholders who appoint themselves as proxy holders should, at the Meeting, present themselves to a representative of Computershare at the table identified as "Beneficial Shareholders".

Exercise of Discretion by Proxy Holders

The Limited Voting Common Shares in respect of which the persons named in the enclosed form of proxy are appointed proxy holder will be voted or withheld from voting in accordance with the instructions of the Shareholder appointing them on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Limited Voting Common Shares will be voted accordingly.

In the absence of such direction, such Limited Voting Common Shares will be voted for:

(1) the election of G. Allen Andreas to the Company's Board,

(2) the appointment of PricewaterhouseCoopers LLP as auditors until the close of the next annual meeting and the authorization of the Directors to fix their remuneration,

(3) the respective increases in the number of Limited Voting Common Shares issuable under the Executive Stock Option Plan and Directors' Share Compensation Plan,

(4) the amendments to the Company's General By-law, and

(5) management proposals generally.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other matters which may properly come before such Meeting. At the date hereof, management of the Company knows of no such amendment, variation, or other matters.

Limited Voting Common Shares and Principal Holders Thereof

The issued and outstanding capital of the Company as at December 21, 2004, consisted of 45,327,734 Limited Voting Common Shares and 1,104,387 Series A Convertible Preferred Shares. The Limited Voting Common Shares are the only class of the Company's shares entitled to be voted at the Meeting.

Unless otherwise indicated, every question coming before the Meeting shall be determined by the majority of votes duly cast on the question.

As at December 21, 2004, to the knowledge of the management of the Company, the only person owning beneficially or exercising control or direction over 10% or more of the outstanding Limited Voting Common Shares was Archer Daniels Midland Company ("ADM") which, through its wholly-owned subsidiary, ADM Agri-Industries Company, beneficially owns 10,615,042 Limited Voting Common Shares, or approximately 23.42% of the issued and outstanding Limited Voting Common Shares. The Company completed an offering of $105 million aggregate principal amount of 9% Convertible Unsecured Subordinated Debentures (the "Debentures") on November 27, 2002. ADM Agri-Industries Company purchased $45 million aggregate principal amount of the Debentures under the offering pursuant to its existing pre-emptive rights described under "Corporate Governance Practices – Composition of the Board". Assuming conversion of all of the Debentures into Limited Voting Common Shares, ADM would beneficially own approximately 28.00% of the outstanding Limited Voting Common Shares of the Company.

BUSINESS OF THE MEETING

ELECTION OF DIRECTOR

The first item of business at the Meeting is the election of one director for a three - year term. Under its governing legislation, the Company has both Members and Shareholders. Members are farming customers of Agricore United who, through a system of delegate voting based upon geographic representation, are entitled to elect 12 of the 15 Directors of the Company (the "Member Directors"). These 12 Member Directors must also be Members and Shareholders of Agricore United and are elected by delegates representing the Members at an Annual Meeting of Members. The remaining three Directors (the "Non-Member Directors"), who cannot be Members of Agricore United, are elected by Shareholders. Directors are elected for staggered three year terms. On February 5, 2003, Mr. Jon Grant, and on February 11, 2004, Mr. Paul Mulhollem, were elected as Non-Member Directors for terms of office scheduled to expire at the Annual Meetings for 2005 and 2006, respectively. One Non-Member Director is proposed for election at the 2004 Meeting for a three-year term.

Set forth below is the name of the Non-Member Director nominee proposed for election this year, his municipality, province or state and country of residence, principal occupation or employment during the past five years, all positions and offices held with the Company, the number of Limited Voting Common Shares and Series A Convertible Preferred Shares of the Company owned by the nominee or over which control or direction is exercised and, if elected, the length of his proposed term of office.

Name and Municipality, Province or State and Country of Residence	Principal Occupation or Employment during past 5 years	Positions and Offices Held with Company	Director Since	Number of Limited Voting Common Shares owned or beneficially owned(1)	Number of Series A Convertible Preferred Shares owned or beneficially owned(1)	Term of Office would Expire (2)
G. Allen Andreas (3) Decatur, IL., USA.	Chairman and Chief Executive, ADM	Director	Feb. 6/02	1	---	2007

(1) Based upon information provided by the nominee.
(2) The year listed is the financial year of the Company. The proposed director's term of office will expire at the Annual Meeting of the Company following the end of such financial year.
(3) Nominated pursuant to the Strategic Alliance Agreement with ADM described under "Corporate Governance Practices – Composition of the Board – Agreements with ADM".

G. Allen Andreas is the Chairman and Chief Executive of ADM, a U.S. agribusiness with operations around the globe.

Mr. Andreas holds a Bachelor of Arts Degree from Valparaiso University and a Juris Doctorate from the Valparaiso University School of Law. He was an attorney for the United States Treasury Department from 1969 until joining the legal staff of ADM in 1973. Appointed Treasurer in 1986, Mr. Andreas relocated to Europe in 1989 as Chief Financial Officer of European Operations, and returned to the United States in 1994 as Vice President and Counsel to the Executive Committee. He was appointed as a Member of the Office of the Chief Executive in 1996, President and Chief Executive Officer in 1997, and assumed his current position as Chairman and Chief Executive in January of 1999.

Mr. Andreas is Chairman of ADM's Board of Directors and Chairman of ADM's Executive Committee. He is a member of the Supervisory Board of the A.C. Toepfer International Group with headquarters in Germany, and on the Board of Directors of Gruma, S.A. in Mexico. He is also a member of The Trilateral Commission, The Bretton Woods Committee, the International Policy Council on Agriculture, Food and Trade, the Emergency Committee for American Trade, the World Economic Forum and The Business Roundtable. Mr. Andreas serves as a member of the European Advisory Board of the Carlyle Group, and is a member of advisory boards of various other business operations in Latin America, Europe, and the Asia-Pacific Region. He is also a member of the State of Colorado Bar and the American Bar Association.

Mr. Andreas sits on the Agricultural Policy and Audit Committees of Agricore United. Mr. Andreas has established his eligibility and willingness to serve as a Director if elected, having previously served as a Director of the Company since February 2002. Mr. Andreas must be elected by a majority of the votes cast by Shareholders represented in person or by proxy at the Meeting. If, prior to the Meeting, such nominee becomes unable or unwilling to serve and unless authority to vote in favour of the election of such nominee has been withheld, the persons named in the enclosed form of proxy will have the right to vote for a properly qualified substitute in their discretion.

Composition of the Board

The Governing Act

The Company has a unique governance structure created by its incorporating legislation, the *United Grain Growers Act*, Chapter C-59 of the Statutes of Canada, 1992 (the "Governing Act"). The Company's Members, through a system of delegate voting at an Annual Members' Meeting, elect the Member Directors, being 12 of the 15 Directors from the Membership of the Company. The Non-Member Directors, being the remaining three Directors, are elected by the Shareholders. The Limited Voting Common Shares are the only class of securities eligible to vote in respect of the election of Non-Member Directors and accordingly represent 100% of the aggregate voting rights in respect of the election of Non-Member Directors. All members of the Board are unrelated (as defined in the Guidelines as defined under – "Corporate Governance Practices" – "Existing Corporate Governance Guidelines") and do not have interests in or relationships with the Company or any significant shareholder (as defined in the Guidelines).

Agreements with ADM

Although ADM is not a "significant shareholder" for the purposes of the Guidelines as it does not have the ability to elect a majority of the Directors, ADM currently beneficially owns approximately 23.42% of the outstanding Limited Voting Common Shares and, assuming conversion of all of the Debentures into Limited Voting Common Shares, would beneficially own approximately 28.00% of the outstanding Limited Voting Common Shares of the Company. The Strategic Alliance Agreement entered into by the Company and ADM on May 29, 1997 was amended in 2001 in connection with the Merger. ADM and the Company entered into an agreement on the effective date of the Merger that prohibited ADM from increasing its shareholdings above 25 percent for three years. This prohibition expired on November 1, 2004. However, ADM retains a pre-emptive right to maintain its proportionate shareholding if the Board decides to issue additional Limited Voting Common Shares to raise capital. In that case, ADM has a first right to buy the shares until it reaches a 45% shareholding level. ADM is precluded from owning more than 45% of the Company's Limited Voting Common Shares, unless it makes a take-over bid to acquire all the Company's Limited Voting Common Shares.

ADM has also agreed that if a third party makes a proposal to acquire the Company or all or substantially all of its assets that has been accepted or recommended by the Board of Directors of the Company, ADM will be required to vote or tender its Limited Voting Common Shares in favour of or into that proposal, unless ADM makes a proposal to the Company that the Board of Directors of the Company has determined is more favourable than the proposal made by the third party. The agreement also provides that ADM will continue to be entitled to nominate two representatives to the Company's Board of Directors, as long as it owns at least 15 percent of the Company, and one nominee if it owns less than 15 percent of the Company but is still the largest single shareholder.

Private Placement with ADM

On February 23, 2004 the Company completed a one-day share consolidation and subsequent share split of the Company's Limited Voting Common Shares which was approved by the Company's Shareholders at its Annual and Special Meeting held on February 11, 2004.

The one-day program provided for the consolidation of the Limited Voting Common Shares on a 1 for 100 basis as of 12:01 a.m. on February 22, 2004. Following the consolidation, all registered Shareholders who held less than one Limited Voting Common Share became entitled to receive a cash payment of $9.63 for each pre-consolidation Limited Voting Common Share instead of fractional Limited Voting Common Shares in the Company. As a result, the Company acquired for cancellation 1,527,694 Limited Voting Common Shares held by 57,591 registered Shareholders as at February 22, 2004 at a price of $9.63 per pre-consolidation Limited Voting Common Share for a total cost of $14,711,693. As of 12:01 a.m. on February 23, 2004, the Limited Voting Common Shares were split on a 100 for 1 basis returning all remaining Shareholders to their previous shareholdings.

The Company financed the purchase of Limited Voting Common Shares through a private placement issue of 1,520,000 Limited Voting Common Shares at a price of $9.63 per share which closed on March 1, 2004.

ADM Agri-Industries Company, a wholly-owned subsidiary of ADM, purchased the Limited Voting Common Shares offered under the private placement pursuant to the exercise of its existing rights under the pre-emptive rights described above. Following the purchase of Limited Voting Common Shares pursuant to the private placement, ADM Agri-Industries Company held 10,612,547 Limited Voting Common Shares or 23.42% of the Company's outstanding Limited Voting Common Shares.

Information Respecting the Board of Directors

Set forth below are the names of the current Member and Non-Member Directors on the Board, their municipalities, province or state and country of residence, their position with the Company, their principal occupations or employment during the past five years, their shareholdings, the year since each Director has continually served as a Director of the Company and the length of his or her remaining term of office.

Name and Municipality, Province or State and Country of Residence	Position and Offices held with the Company	Principal Occupation or Employment during the past 5 years	Limited Voting Common Shares Owned or Beneficially Owned (8)	Series "A" Convertible Preferred Shares Owned or Beneficially Owned (8)	Principal Amount of Debentures Owned or Beneficially Owned (8)	Period(s) as a Director (10)	Term of Office Expires (11)
Theodore M. Allen (3)(7) Calgary, AB, CAN	Director	President of Allen Farms Ltd., Corporate Director and former Chair of the Company	73,347	779	$300,000.00	since 1973	2004
G. Allen Andreas (2)(7)(9) Decatur, IL, USA	Director	Chairman and Chief Executive, ADM (Agribusiness Company)	1	---	---	since 2002	2004
Hugh F. Drake (5)(6)(7) Elkhorn, MB, CAN	Director	Farmer	8,273	5	$70,000.00	since 2001	2005
Wayne W. Drul (1)(7) Oakburn, MB, CAN	Chair & Director	Farmer	7,797	193	$2,000.00	since 1994	2004
Jon K. Grant (1)(2)(4)(7)(9) Peterborough, ON, CAN	First Vice Chair & Director	Executive	3,476	---	---	since 2002	2005
Brett R. Halstead (5)(6)(7) Nokomis, SK, CAN	Director	Farmer	4,758	7	---	since 2002	2005
Alanna L. Koch (2)(4)(7) Edenwold, SK, CAN	Director	Association Executive and Agricultural Consultant	2,898	---	---	since 2002	2005
Maurice A. Lemay (1)(3)(6)(7) Tangent, AB, CAN	Vice Chair AB & Director	Farmer	6,828	637	---	since 1994	2006
Donald W. Lunty (3)(5)(7) Forestburg, AB, CAN	Director	Farmer	9,584	---	$10,000.00	since 2001	2004
Paul B. Mulhollem (3)(7)(9) Decatur, IL, USA	Director	Executive ADM (Agribusiness Company)	1	---	---	since 2002	2006

Paul Orsak (5)(6)(7) Binscarth, MB, CAN	Director	Farmer	1,046	7	---	Since 2003	2006
Robert D. Pettinger (1)(3)(4)(7) Elgin, MB, CAN	Vice Chair MB & Director	Farmer	6,567	---	---	since 2001	2004
Ernest J. Sirski (2)(6)(7) Dauphin, MB, CAN	Director	Farmer	6,443	1	$20,000.00	since 1993	2006
James M. Wilson (2)(5)(7) Darlingford, MB, CAN	Director	Farmer	6,934	---	---	since 2001	2006
Terry V. Youzwa (1)(2)(4)(7) Nipawin, SK, CAN	Vice Chair SK & Director	Farmer	6,782	72	$37,000.00	since 1990	2005

Notes:

(1) Member of the Executive Committee

(2) Member of the Audit Committee

(3) Member of the Compensation/Pension Committee

(4) Member of the Nominating and Governance Committee

(5) Member of the Risk Management Committee

(6) Member of the Member and Community Relations Committee

(7) All Directors are Members of the Agricultural Policy Committee

(8) Based upon information provided by each Director. Mr. Andreas and Mr. Mulhollem are representatives of ADM and as such hold only one qualifying Limited Voting Common Share each in the Company. Limited Voting Common Shares for their respective fees under the Directors' Share Compensation Plan are issued to ADM Agri- Industries Company, a wholly-owned subsidiary of ADM, the Shareholder they represent.

(9) Non-Member Director. All other Directors are Member Directors.

(10) The year shown refers to the year of original election as a Director of the Company. The year listed is the financial year of the Company. The Director was elected at the Annual Members' Meeting or Annual Shareholders' Meetings of the Company following such financial year, as applicable. Messrs. Drake, Lunty, Pettinger and Wilson became Directors in 2001 as a result of the combination of the business of the Company and Agricore Cooperative Ltd. which was effective November 1, 2001 (the "Merger") but had served various terms as Directors of Agricore Cooperative Ltd. prior to the Merger.

(11) The year listed is the financial year of the Company. The Director's term will expire at the Annual Members' Meeting or Annual Shareholders' Meeting of the Company following such financial year, as applicable.

Directorships in other Public Companies and Biographies of Directors

Certain of the Directors serve as directors on boards of other public companies. Mr. Grant serves on the board of Atlas Cold Storage Income Trust and CCL Industries Inc. Mr. Andreas serves on the board of ADM and GRUMA S.A. de C.V.

Biographies of the Directors may be found in Schedule A.

Meeting Attendance

The following tables present information on meetings of the Board and Committees of the Board and Director attendance at such meetings for the financial year ended October 31, 2004. The overall 2004 financial year attendance record by Directors at Board meetings was 98% and at committee meetings was 90%.

Summary of Board and Committee Meetings Held For the financial year ended October 31, 2004	
Board of Directors	7
Agricultural Policy Committee	7
Audit Committee	4
Compensation & Pension Committee	9
Risk Management Committee	4
Executive Committee	2
Nominating & Governance Committee	3
Member & Community Relations Committee	4

Summary of Attendance of Directors
For the financial year ended October 31, 2004

Director	**Board meetings attended**	**Committee meetings attended** (2)
Theodore M. Allen	7 of 7	15 of 16
G. Allen Andreas	7 of 7	4 of 4
Hugh F. Drake	7 of 7	15 of 15
Wayne W. Drul	7 of 7	13 of 13
Jon K. Grant	7 of 7	9 of 9
Brett R. Halstead	7 of 7	15 of 15
Alanna L. Koch	7 of 7	14 of 14
Maurice A. Lemay	7 of 7	20 of 20
Donald W. Lunty	7 of 7	18 of 18
Paul B. Mulhollem	5 of 7	5 of 9
Paul Orsak	(1)5 of 5	12 of 12
Robert D. Pettinger	7 of 7	20 of 20
Ernest J. Sirski	7 of 7	14 of 15
James M. Wilson	7 of 7	15 of 15
Terry V. Youzwa	7 of 7	16 of 16

Notes:
(1) Mr. Orsak was elected to the Board in February 2004 and attended all five Board meetings after his election.
(2) Messrs. Andreas, Grant and Mulhollem are Non-Member Directors and although they are members of the Agricultural Policy Committee, the Board has determined that attendance at meetings of that committee by Non-Member Directors is optional. Agricultural Policy Committee meetings are not included in the record of meeting attendance for the Non-Member Directors.

Compensation of Directors

Directors of the Company are compensated through the payment of an annual retainer plus other fees payable in cash and through the issuance of Limited Voting Common Shares under the Directors' Share Compensation Plan.

During the 2004 financial year, Directors of the Company were entitled to an annual fee of $15,000 each plus an annual allowance of $300. Directors who also serve as First Vice Chair or Provincial Vice Chairs were entitled to an additional annual fee of $1,500.

All Directors also receive a fee of $1,000 for each meeting of the Board of Directors attended in person and $500 for each meeting attended by conference call. Directors (other than Committee Chairs) receive $500 for each committee meeting attended. The Chair of each Board Committee receives $1,000 for each meeting attended. The

Directors are also paid a per diem fee of $500 for attending Company-related business functions and $500 for each travel day for any committee meeting attended that is not held in conjunction with a Board meeting. Members of any special committee of the Board are paid $1,000 for each meeting attended.

The Directors are required to receive a portion of their compensation through the Directors' Share Compensation Plan (the "DSCP") pursuant to which the Company pays its Directors a minimum of 25% and (at the option of the Director) up to a maximum of 50% of their annual compensation through the issuance from treasury of Limited Voting Common Shares. Directors may opt out of participation in the DSCP once they own (directly or indirectly) at least 7,500 Limited Voting Common Shares.

The Chair does not provide full-time services and does not receive Directors' fees on the above basis. The Chair is paid an annual retainer of $139,725 and is reimbursed for certain office and other expenses. Mr. Wilson was the Chair of the Company and was paid the Chair's annual retainer until February, 2004 and was then paid Director's fees on the basis set out in the preceding paragraphs. Mr. Drul was paid Directors fees on the basis set out in the preceding paragraphs until he assumed the position of Chair in February, 2004.

Excluding the annual compensation of $139,725 paid to the Chair, the directors were paid an aggregate of $597,350 in fees and an aggregate of $158,882 in reimbursement of expenses in the 2004 financial year.

Individual Director Compensation

The following table sets out all compensation paid to Directors (excluding the Chair's annual retainer paid to Messrs. Wilson and Drul during their respective terms of office) for the financial year ended October 31, 2004.

Director	Fees
Theodore M. Allen	45,875
G. Allen Andreas	26,000(1)
Hugh F. Drake	43,375
Wayne W. Drul	19,350
Jon K. Grant	31,500
Brett R. Halstead	42,375
Alanna L. Koch	47,500
Maurice A. Lemay	56,875
Donald W. Lunty	50,250
Paul B. Mulhollem	25,000(1)
Paul Orsak	24,250
Robert D. Pettinger	63,500
Ernest J. Sirski	39,000
James M. Wilson	32,000
Terry V. Youzwa	50,500

Notes:

(1) Under their employment arrangements with ADM, fees for Messrs. Andreas and Mulhollem are paid to the shareholder they represent and not to them personally.

The Compensation/Pension Committee of the Board reviews, on an annual basis, the compensation of Directors and the Board believes that its compensation policy is consistent with the responsibilities and risks involved in participating as effective Directors.

Directors' Insurance

Directors and officers of the Company are indemnified by the Company under the Company's By-laws to the extent permitted by law. The Company has purchased insurance for its Directors and officers. The policy limit of the insurance during the financial year was $50,000,000 subject to a deductible of $500,000. The aggregate premium for the insurance which is paid by the Company was $301,000.

Corporate Governance Practices

Proposed Corporate Governance Guidelines

Good corporate governance is important to the Company, its Shareholders, Directors, senior management and employees. The Board of Directors and senior management have been closely following the developments in corporate governance requirements and best practices in Canada. As these requirements and practices have evolved, the Company has responded, and intends to continue to respond, in a positive and proactive way.

On October 29, 2004, the Canadian Securities Administrators (the "CSA") published proposed National Policy 58-201 *Corporate Governance Guidelines* (the "Proposed Policy") and proposed National Instrument 58-101 *Corporate Governance Disclosure* (the "Proposed Instrument"). The Proposed Policy sets out corporate governance guidelines (the "New Guidelines") in a number of areas of best practice and the Proposed Instrument will require public companies to describe certain aspects of their corporate governance practices in relation to the New Guidelines in their information circulars. The Proposed Policy and the Proposed Instrument are not currently in effect. The Company is reviewing the Proposed Policy and the New Guidelines and determining what refinements, if any, it should undertake to align its corporate governance practices with the practices suggested in the New Guidelines.

Existing Corporate Governance Guidelines

The Toronto Stock Exchange (the "TSX") requires that each listed company disclose, on an annual basis, its approach to corporate governance with reference to the Guidelines specified in the TSX Committee on Corporate Governance in Canada Report dated December, 1994. Except as limited by its governing act and its strategic alliance with ADM (see "Composition of the Board"), the Company conforms to all of the guidelines (the "Guidelines") published by the TSX Committee on Corporate Governance described in Schedule B.

A summary of the Company's approach to corporate governance is stated below.

Chair Independence

The Chief Executive Officer is not a member of the Board. The Chair of the Board (the "Chair"), serves as an officer of the Company in a part-time capacity although not as a member of management. The holders of these two offices have a close working relationship, with the Chair's primary responsibility being external constituencies with day to day awareness of internal management and the Chief Executive Officer having primary responsibility for the internal constituencies and overall management of the Company. The Board of Directors has therefore concluded that the Chair is an unrelated Director for the purposes of the Guidelines.

Board Independence

Due to the Board's structure and the fact that all of the Directors are unrelated, the Board is independent of management.

Board Mandate

In carrying out its duties, the Board has adopted a written mandate. The full mandate of the Board can be found on the Company's website at www.agricoreunited.com under the heading "Director Information". A summary of the mandate in effect during the 2004 financial year is stated below.

Fundamental Objectives and Duties

The Board's fundamental objective is to create value for the Shareholders of the Company. The Board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective.

The Board represents, and acts with a view to the best interests of the Company and of the Shareholders and Membership generally. The Board and its individual Directors do not represent any specific constituency or interest group within the Shareholders or Members of the Company or the communities in which it operates.

The principal duty and responsibility of the Board is its stewardship responsibilities including overseeing the management of the Company. The day-to-day management of the business and affairs is delegated by the Board to the Chief Executive Officer and other executive officers.

Stewardship Responsibilities

The Board's stewardship responsibility is to oversee the conduct of business, to provide leadership and direction to its management, and to set policies. Through the Chief Executive Officer, the Board sets standards of conduct, including the general moral and ethical standards for the conduct of its business as a leading agricultural business.

Except as limited by the Governing Act and its unique governance model, in carrying out its stewardship responsibility, the Company intends to conform, to the extent possible, to the governance requirements and guidelines established by the TSX and other regulatory bodies having jurisdiction over the Company from time to time.

The Board determines the powers and responsibilities of each Committee of the Board, and reviews the authority and mandate of each Committee as it deems appropriate.

Scope and Responsibilities

In discharging its duties and stewardship responsibility, the Board:

1. *Sets strategic direction, adopts and supervises the strategic planning process and approves the plans and goals.*

2. *Ensures that management has identified the principal risks of business and has implemented appropriate systems to manage these risks.*

3. *Appoints, monitors the performance of, and determines the compensation for the Chief Executive Officer and Chief Financial Officer (on recommendation of the Chief Executive Officer).*

4. *Adopts procedures to ensure independent functioning of the Board.*

5. *Ensures integrity of the Company's internal control and management information systems.*

6. *Adopts and implements a communications policy.*

7. *Ensures succession planning is in place.*

8. *Adopts policies that govern the conduct of Directors, officers and employees.*

9. *Declares dividends.*

Code of Conduct

The Board adopted a written code of conduct which guides the overall behaviour of the Board and directs each member to:

- act in the best interests of the Company at all times;
- demonstrate strong ethics and integrity;
- avoid conflicts of interest or the perception of a conflict of interest in the Director's interaction with the Company;
- maintain confidentiality of all Company and Board matters; and
- comply with all laws, regulations and Company policies.

Committees of the Board

The standing committees of the Board during the 2004 financial year were the Executive Committee; Nominating and Governance Committee; Agricultural Policy Committee; Audit Committee; Compensation/Pension Committee; Risk Management Committee; and Member and Community Relations Committee.

No standing committee of the Board has autonomous authority and all must seek Board approval prior to the implementation of any proposed action or recommendation.

All standing committees of the Board are comprised of unrelated, non-management Directors. The Chair is an *ex officio* member of all committees of which he or she is not otherwise a member by the General By-law or appointment of the Board. Each of the committees has adopted a written mandate. The full mandates of the Board committees can be found on the Company's website at www.agricoreunited.com under the heading "Director Information". The roles and responsibilities of the standing committees in effect during the 2004 financial year are summarized as follows:

Executive Committee

The Executive Committee is comprised of the Chair of the Board as well as the First Vice Chair and three Provincial Vice Chairs.

The Committee meets and acts on an as required basis respecting urgent matters on behalf of the Board of Directors between Directors' meetings.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of three Member Directors and one Non-Member Director. The Nominating and Governance Committee develops the Company's approach to governance issues in general and is responsible for establishing the processes for assessing the effectiveness of the Board as a whole, the Committees of the Board, and each individual director.

The Nominating and Governance Committee identifies, recruits, nominates, endorses and recommends appointment of new Non-Member Directors, other than the ADM nominees, is responsible for identifying and communicating to its Members, delegates and other stakeholders the roles and responsibilities, skill sets and attributes of potential Member Directors of the Company to assist Members in determining whether they wish to seek nomination as Member Directors and ensures orientation programs are in place for all new Directors and education programs are available to all Directors.

Agricultural Policy Committee

The Agricultural Policy Committee is comprised of all Directors of the Board. The purpose of the Agricultural Policy Committee is to advance and promote the interests of Agricore United's customers in agricultural policy areas that are in alignment with and in the best interests of the Company and its Shareholders and advise management on related issues. The Agricultural Policy Committee is guided by the advice of the Company's Members expressed in resolutions passed at the Annual Members' Meetings.

Audit Committee

The Audit Committee consists of four Member Directors and two Non-Member Directors. All are independent from Agricore United's management. The Audit Committee's terms of reference are defined in a written mandate established by the Board of Directors. The mandate was established in 1994 and is revised periodically as required, most recently in December, 2004. The Audit Committee meets at least quarterly to discharge its responsibilities.

The Audit Committee has direct responsibility for and communication with the internal and external auditors and meets *in camera* at least quarterly with the auditors and management to discuss and review appropriate matters. The Audit Committee's responsibilities include reviewing interim and annual financial statements, Management Discussion and Analysis, press releases and financial information within any other published document and recommending to the Board their approval of public disclosure. During its review, the Audit Committee discusses the financial information and accounting principles with management and the auditors.

Other Audit Committee responsibilities include overseeing and monitoring of: the quality of internal controls and management information systems; changes in accounting policy; the Company's Code of Business Conduct and Conflict of Interest policies and programs. The Audit Committee also receives reports from management regarding internal disclosure procedures and controls and the certification by the Chief Executive Officer and Chief Financial Officer of interim and annual financial statements.

Effective February, 2005 the Committee will be responsible for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and the confidential anonymous submission by employees of the Company of concerns, if any, regarding questionable accounting or auditing matters.

Compensation/Pension Committee

The Compensation/Pension Committee is comprised of four Member Directors and one Non-Member Director.

The Compensation/Pension Committee's purpose is to act in an advisory capacity to the Board of Directors with regard to all employee compensation, benefits and pension matters. In fulfilling this purpose, the Compensation/Pension Committee is mindful of the Company's need to recruit, retain and motivate employees and to compensate employees on a pay-for-performance basis. This purpose is fulfilled by ensuring the integrity of compensation, benefits and pension strategies, consistent with other Company objectives and compliance with regulatory requirements.

Risk Management Committee

The Risk Management Committee is comprised of five Member Directors. The Risk Management Committee is responsible for ensuring that management has identified the principal risks of the Company's business and that appropriate systems are implemented to manage those risks.

In carrying out its responsibilities, the Risk Management Committee annually reviews the "principal" risks to the Company and verifies that management has implemented appropriate techniques to manage these risks, ensures that the risk identification and management process is consistent with the Company's strategic and business plans, and confirms that applied risk management processes are consistent with regulation/legislation and with documented "best practices" for similar organizations.

In December 2004, the Committee was renamed the Risk Review Committee.

Member and Community Relations Committee

The Member and Community Relations Committee is comprised of five Member Directors.

The Member and Community Relations Committee's purpose is:

(a) to oversee the Company's policies related to corporate giving, donations to industry and trade organizations and Member scholarships; and

(b) to seek ways and means to enhance the vital advisory role of Members and Delegates in the Company's activities.

The Board reviews its mandate and the mandates of the Board Committees on a regular basis to determine what refinements, if any, are required to align the mandates with appropriate corporate governance practices.

Board Approval of Management Action

Management of the Company has limited authority. Management requires prior Board approval in respect of capital expenditures in excess of $1,500,000 and annual operating budgets.

The Board develops with management the corporate objectives which the Chief Executive Officer and management are responsible for meeting and reviews such objectives on an ongoing basis. In addition, the Directors participate with management in strategic planning meetings to review and consider performance targets and objectives.

Board Effectiveness and Evaluation

The size of the Board is determined by the Agricore United Act and cannot be changed without prior approval by the holders of at least 75% of the issued and outstanding

Limited Voting Common Shares and, after such approval, a petition to the Parliament of Canada for the amendment of the Governing Act by Parliament.

The Nominating and Governance Committee of the Board is responsible for assessment of Board, Committee and Director performance.

During the 2004 financial year, the Board engaged a professional consultant to facilitate a formal Board, Chair and Committee evaluation. The process included completion of a detailed questionnaire, one or more interviews by each Director with the facilitator, and an initial written report by the facilitator to the Nominating and Governance Committee and the Board in December 2003.

The Board is committed to continuing the evaluation process and implementing training and development programs for the Directors to enhance its overall effectiveness. The orientation program for new Directors and the education program for all Directors are described below.

Director Orientation and Education

In the 2004 financial year, the Board implemented a formal comprehensive new Director orientation program. The program includes meetings with the Chair and Vice Chair of the Board and the Chair of each Committee of the Board to receive an overview of Board functions, roles, responsibilities and expectations. Each new Director also meets with the Corporate Secretary and the Vice President Corporate Affairs and General Counsel who provide an overview of the duties and responsibilities of a Director of a public company including a description of the duties of Directors, corporate governance and potential statutory liabilities. New Directors also meet with the Chief Executive Officer and Chief Financial Officer and the Vice Presidents of the operating divisions to receive an overview of the Company's operations and finances as well as each division and its operations, staff and facilities. Meetings are held as well with the Vice President Corporate Finance and Investor Relations and the Director Corporate Audit Services who provide an overview of the Company's financial reporting structure and internal control systems.

During the 2004 financial year, the Company also implemented a formal comprehensive Director education program. The purpose of the program is to provide education, training and development and experience for Company Directors, both individually and collectively, with the goal of enabling Directors to better and more effectively fulfill their responsibilities as Directors of the Company. The program includes both external education through directors' colleges, seminars and conferences and membership in the Institute of Corporate Directors and internal education by Company employees through special seminars developed for the entire Board on specific areas of education.

External Advice for the Board

In certain circumstances it may be appropriate for an individual Director to engage an outside professional advisor at the expense of the Company. The engagement of the outside advisor would be subject to the approval of the Board acting in discharge of its duties to manage corporate governance matters.

Indebtedness of Directors, Executive Officers and Employees

During the 2004 financial year and as of the date of this Circular, there was no indebtedness owing to the Company or any of its subsidiaries by any executive officer, Director, employee or former executive officer, Director or employee of the Company or any of its subsidiaries, by the proposed nominee for Non-Member Director of the Company, or by any associate of any such person nor was any indebtedness of any such person the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding by the Company or any of its subsidiaries, other than routine indebtedness.

Interest of Directors, Officers, Principal Shareholders and Others in Material Transactions

The management of the Company is not aware of any material interest, direct or indirect, of any Director or executive officer of the Company, any Shareholder owning more than 10% of the issued and outstanding Limited Voting Common Shares, any Director or executive officer of such Shareholder or any subsidiary of the Company, the proposed nominee for election as a Non-Member Director of the Company, or any associate or affiliate of any such person in any transaction since November 1, 2003 or in any proposed transaction which in either case has materially affected or will materially affect the Company or its subsidiaries, except for the agreements with ADM described under "Corporate Governance Practices – Composition of the Board – Agreements with ADM" above and except for the purchase by ADM, through its wholly-owned subsidiary, ADM Agri-Industries Company, 5550 Maplewood Road, P.O. Box 7128, Windsor, Ontario, N9C 4G9, of 1,520,000 Limited Voting Common Shares under a private placement, pursuant to the exercise of its existing pre-emptive rights described above under "Corporate Governance Practices – Composition of the Board – Agreements with ADM".

APPOINTMENT AND REMUNERATION OF AUDITORS

The second item of business at the Meeting is the appointment and remuneration of the Company auditors. The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants. Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as auditors of the Company to hold office until the close of the next Annual Meeting of Shareholders and for the authorization of the Directors to fix the remuneration of such auditors. PricewaterhouseCoopers LLP or its predecessors were first appointed as auditors of the Company on September 1, 1928. A resolution appointing the auditors and authorizing the Directors to fix such remuneration must be passed by a majority of the votes cast by the Shareholders represented in person or by proxy at the Meeting.

For the financial years ended October 31, 2004 and October 31, 2003, PricewaterhouseCoopers LLP received the following fees:

	Financial year ended October 31,	
	2004 $	2003 $
Audit Fees	444,000	407,000
Audit Related Fees	92,000	163,000
Tax Fees	8,000	27,000
All Other Fees	15,000	22,000

PricewaterhouseCoopers LLP provided the following audit services in the 2004 and 2003 financial years: (i) audit of the annual consolidated financial statements of the Company for the financial years ended October 31, 2004 and 2003; and (ii) review of the interim financial statements of the Company included in the quarterly reports for the periods ended January 31, April 30 and July 31, 2004 and 2003.

PricewaterhouseCoopers LLP provided the following audit related services in the 2004 and 2003 financial years: (i) opinions issued for prospectus documents; (ii) reviews of securities filings; (iii) expert opinions in support of audit procedures such as evaluation of management's assessment of impairment of goodwill and other intangible assets; and (iv) special reports to third parties.

PricewaterhouseCoopers LLP provided the following tax related services in the 2004 and 2003 financial years: (i) tax compliance reviews (ii) tax planning; and (iii) tax advice, including minimizing tax exposure or liability with respect to specific transactions.

PricewaterhouseCoopers LLP also provided services respecting certain aspects of the Company's business and operations that were not subject to audit procedures in the 2004 and 2003 financial years, including: (i) internal audit services; (ii) operational audits (ISO/HACCP); (iii) valuation services; and (iv) actuarial services.

Approval Policy For External Auditor Services

The Audit Committee reviews and recommends to the Board the external auditors to be nominated for appointment at the Annual Meeting of Shareholders. In addition, the Audit Committee recommends to the Board the basis and amount of the external auditors' fees to conduct the external audit and associated services.

The Audit Committee ensures the independence of its auditors on an on-going basis including pre-approval of engagements for services of its external auditors. The Audit Committee meets with the external auditors and financial management to review and approve the scope and audit plan prior to commencement of the audit for each current financial year.

The Audit Committee has adopted a formal policy regarding the pre-approval of all non-audit services to be provided by the external auditor prior to commencement of the engagement, subject to the following:

- between regularly scheduled Audit Committee meetings or in the absence of a special meeting convened by the Chair of the Audit Committee, the Audit Committee has delegated to the Chair of the Audit Committee the authority to pre-approve individual non-audit service engagements with an expected cost of up to $50,000 subject to reporting to the Audit Committee, at its next scheduled meeting, all engagements where such pre-approval was granted; and

- the Audit Committee has delegated to management the authority to engage tax services with an expected cost of up to $50,000 in aggregate without pre-approval of the Audit Committee or Chair of the Audit Committee.

Management and the external auditors are required to report quarterly to the Audit Committee on all services provided by the auditors and fees paid or accrued for in the financial year to date. All fees paid to the external auditors for 2004 and 2003 were approved in accordance with these policies.

AMENDMENT TO THE EXECUTIVE STOCK OPTION PLAN OF THE COMPANY

The third item of business at the Meeting is a proposal to increase the current reserve of Limited Voting Common Shares issuable under the Company's Executive Stock Option Plan (the "ESOP"). At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve an amendment to the ESOP which authorizes the Board to issue stock options to certain executive officers and employees of the Company. The ESOP was previously approved by both the Board and the Shareholders. It was updated and amended, with the approval of the Board and the Shareholders in 1997.

The maximum number of Limited Voting Common Shares issuable pursuant to the ESOP is 1,362,060, of which 326,427 Limited Voting Common Shares have been issued upon the exercise of options granted under the ESOP. This leaves 1,035,633 Limited Voting Common Shares reserved for issuance under the ESOP. As at the date of the Circular, stock options in respect of an aggregate of 897,045 Limited Voting Common Shares have been previously granted and are outstanding pursuant to the ESOP. Therefore, there are only 138,588 Limited Voting Common Shares reserved and available for issuance under any future share option grants. No financial assistance is provided by the Company to optionees to exercise stock options granted pursuant to the ESOP.

The purpose of the ESOP is to provide incentives to certain executives and employees of the Company and to reward such persons in relation to the performance and growth of the Company, thereby aligning the interest of these executives and employees with those of the Shareholders. In order for there to be sufficient Limited Voting Common Shares available for issuance under any future stock options granted during the ensuing year, the Board wishes to increase the current reserve of Limited Voting Common

Shares under the ESOP by 200,000. At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the resolution to amend the ESOP. The text of the resolution approving the amendment is contained in Schedule C to this Circular.

In order for the foregoing proposed resolution to be passed, it must be approved by a majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. It is also subject to the approval of the TSX. If this amendment is approved, the maximum number of Limited Voting Common Shares issuable pursuant to the ESOP will be 1,562,060 or approximately 3.45% of the currently issued and outstanding Limited Voting Common Shares.

AMENDMENT TO THE DIRECTORS' SHARE COMPENSATION PLAN OF THE COMPANY

The fourth item of business at the Meeting is a proposal to increase the current reserve of Limited Voting Common Shares issuable under the Company's Directors' Share Compensation Plan (the "DSCP"). At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve an amendment to the DSCP pursuant to which the Company pays to its Directors a minimum of 25% and a maximum of 50% of their annual compensation through the issuance from treasury of Limited Voting Common Shares. The DSCP was previously approved by both the Board and the Shareholders in 1999.

The maximum number of Limited Voting Shares issuable pursuant to the DSCP is 100,000, of which, as of the date of this Circular, 82,532 Limited Voting Common Shares have been issued in payment of fees to the Directors. Therefore, there are only 17,468 Limited Voting Common Shares reserved and available for issuance under the DSCP.

The DSCP was designed to recognize the valuable service provided to the Company by its Directors and allow the Directors to be compensated for such services, in part, through the issuance of Limited Voting Common Shares, to increase the economic interest of the Directors in the Company and thereby to further align the interests of the Company's Directors with those of its Shareholders. The DSCP does not provide for an increase in the aggregate compensation payable to Directors and only provides that a portion of such compensation be paid by the issuance of Limited Voting Common Shares. The Board wishes to increase the current reserve of Limited Voting Common Shares under the DSCP by 100,000. At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the resolution to amend the DSCP. The text of the resolution approving the amendment is contained in Schedule D to this Circular.

In order for the foregoing proposed resolution to be passed, it must be approved by a majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. It is also subject to the approval of the TSX. If this amendment is approved, the maximum number of Limited Voting Common Shares issuable pursuant to the DSCP will be 200,000 or approximately 0.44% of the currently issued and outstanding Limited Voting Common Shares.

Interest of Certain Persons in Matters to be Acted Upon

Each of the executive officers of the Company participates in the Executive Stock Option Plan and each of the Directors, including the proposed nominee, participates in the Directors' Share Compensation Plan. See "Material Features of Equity Compensation Plans" – "Directors' Share Compensation Plan" and "Executive Stock Option Plan". Accordingly, each of such officers and Directors has a material interest in the proposed amendments to increase the number of Limited Voting Common Shares issuable under such plans.

AMENDMENTS TO BY-LAW NO. 41

The last item of business at the Meeting is the consideration of certain amendments to By-law No. 41 (the "General By-law") of the Company. It is proposed that certain amendments be made to the General By-law.

In December, 2004, the Board determined that:

1. The provisions of the General By-law respecting Membership should be revised to provide greater flexibility in the manner in which a qualified person may become a Member so that the admission of new Members would be determined by procedures established by the Board from time to time;

2. The provisions of the General By-law respecting the location of Member Advisory Groups should be clarified and revised to provide that the Member Advisory Groups would be associated with or attached to facility locations of the Company or of a joint venture or partnership in which the Company or any direct or indirect subsidiary of the Company has an interest; and

3. The provisions of the General By-law for qualification for Membership should be revised to provide greater flexibility so as to permit customers doing business with joint venture operations or partnerships in which the Company or any direct or indirect subsidiary of the Company has an interest to become Members.

As a result, certain amendments to the General By-law are required. These changes are set out in detail in Exhibit A to Schedule E. At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, pass an ordinary resolution in the form of Schedule E approving, ratifying and confirming these amendments to the General By-law of the Company. To be effective, the majority of the votes cast by the Shareholders represented in person or by proxy at the Meeting must be cast in favour of such resolution.

EXECUTIVE COMPENSATION

The following tables set forth information concerning the annual and long-term compensation earned for services rendered during each of the last three financial years by the Chief Executive Officer and Chief Financial Officer of the Company and each of the other four (4) most highly compensated executive officers of the Company during the 2004 financial year (the "named executive officers"), including grants of stock options to and restricted stock units set aside for the named executive officers under the Company's Executive Stock Option Plan and proposed Restricted Stock Unit ("RSU") Plan relating to the 2004 financial year, details of all exercises of options by named executive officers of the Company during such financial year and the financial year-end number and value of unexercised options on an aggregate basis. The amounts in the column under Restricted Stock Units in the following table represent the notional value of the number of RSUs set aside for the named executive officers and which, subject to obtaining a favourable tax ruling from Canada Revenue Agency, will be granted to the named executive officers effective November 1, 2003. None of those RSUs vested in the 2004 financial year and amounts in that column do not represent cash compensation to the named executive officers in the 2004 financial year.

Summary Compensation Table

Name and Principal Position (1)	Financial Year (2)	Annual Compensation			Long-Term Compensation			All Other Compensation ($)(8)
		Salary ($)(3)	Bonus ($)	Other Annual Compensation ($) (4)	Securities under Options (#)(5)(6)	Restricted Stock Units ($)(7)		
Brian Hayward, Chief Executive Officer	2004	737,779	---	---	50,000	603,062		73,779
	2003	625,000	125,000	---	---	---		30,228
	2002	716,058	---	---	64,433	---		34,013
Peter G. M. Cox, Chief Financial Officer	2004	400,538	---	---	20,000	246,520		40,054
	2003	275,000	55,000	---	---	---		13,300
	2002	323,769	---	---	21,263	---		15,379
Bill McGill, Vice President Livestock Services	2004	340,520	---		10,000	208,827		34,052
	2003	265,000	53,000	---	---	---		12,816
	2002	312,480	---	---	20,490	---		14,853
Ron Enns, Vice President Country Operations	2004	340,520	---	---	10,000	208,827		34,052
	2003	265,000	53,000	---	---	---		12,816
	2002	312,480	---	---	20,490	---		14,853
Brad Vannan, Vice President Merchandising & Transportation Logistics	2004	340,520	---	---	10,000	208,827		34,052
	2003	265,000	53,000	---	---	---		12,816
	2002	311,076	---	---	11,000 20,490	---		14,525
Harold Schmaltz, Vice President Crop Production Services	2004	340,520	---	---	10,000	208,827		34,052
	2003	265,000	53,000	---	---	---		12,816
	2002	265,000	---	---	20,490	---		10,408

Notes:

(1) While disclosure in this table under applicable securities legislation is required for the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") and each of the other three most highly compensated executive officers, disclosure is provided for the CEO and CFO and four other most highly compensated executive officers because those other executive officers received the same amounts of salary, options and proposed entitlement to RSUs in the most recently completed financial year.

(2) In June 2002, the Company changed its financial year-end from July 31st to October 31st commencing in 2002. The information in this table for the 2002 financial year (other than for Mr. Schmaltz who became an executive of the Company on November 1, 2001) is for the 15-month period ended October 31, 2002 (see also Note 3).

(3) Mr. Schmaltz's salary shown in this column for the 2002 financial year was for a twelve month period. Salary for the other named executive officers for the 2002 financial year is for a 15 month period. For comparison purposes, the salary of the other named executive officers for the twelve month period from August 1, 2001 to July 31, 2002 was as follows:

Name	Annual Salary ($) August 1, 2001 to July 31, 2002
Brian Hayward	547,789
Peter Cox	249,730
Bill McGill	241,133
Ron Enns	241,133
Brad Vannan	239,729

(4) Other annual compensation to each of the named executive officers in each of the financial years shown did not exceed $50,000 and 10% of such named executive officer's aggregate salary and bonus for such financial year.

(5) Options were granted on March 18, 2004. These options vest as to 1/5th per year on each of March 18, 2004, March 18, 2005, March 18, 2006, March 18, 2007 and March 18, 2008.

(6) There were no options granted relating to the financial year ended October 31, 2003.

The 11,000 options granted to Mr. Vannan were granted on September 20, 2001. These options vest as to 1/5th per year on each of September 20, 2001, September 20, 2002, September 20, 2003, September 20, 2004 and September 20, 2005.

The other options granted in the 2002 financial year were granted on March 21, 2002. These options vest as to 1/5th per year on each of March 21, 2002, March 21, 2003, March 21, 2004, March 21, 2005 and March 21, 2006.

The fair market value of the stock option award is recognized and reported by the Company as compensation expense over the vesting period with an offsetting amount to contributed surplus.

(7) Under the proposed RSU plan, the RSUs will be granted to the named executive officers based on the named executive officer's base salary and the market price of the Limited Voting Common Shares as of November 1, 2003. The aggregate number of RSUs set aside was 205,977 allocated as follows: Mr. Hayward – 73,724, Mr. Cox – 30,137, Mr. McGill – 25,529, Mr. Enns – 25,529, Mr. Vannan – 25,529, and Mr. Schmaltz – 25,529 and the aggregate value of those RSUs was $1,684,890. The values set out in this column were determined by multiplying the number of RSUs set aside by the closing price of the Limited Voting Common Shares on the TSX on the last trading day before November 1, 2003. The proposed RSU plan provides that subject to the respective named executive officers being employed by the Company on November 1, 2006, 50% of the RSUs will vest in favour of the named executive officer on that date, and subject to the respective named executive officer achieving certain annual individual goals and annual corporate goals, up to 16 2/3% of the RSUs will vest in favour of the named executive officer on each of November 1, 2004, November 1, 2005, and November 1, 2006. The named executive officers are not entitled to dividends or dividend equivalents for those RSUs. As none of those RSUs vested in the 2004 financial year, there were no payouts respecting RSUs to include in the "All Other Compensation" column of the table for the 2004 financial year. The terms and conditions of the proposed Restricted Stock Unit Plan are described under "Material Features of Non-Equity Compensation Plan – Proposed Restricted Stock Unit Plan" on page 35.

(8) The amounts in this column are the annual contributions by the Company to certain of the named executive officer's defined contribution plan and/or supplementary retirement plan (see "Company Pension Plans – Defined Contribution Pension Plan and Supplemental Retirement Plan"). Mr. Schmaltz did not participate in the Company's plans until January 1, 2002.

Options Grants During The Financial Year Ended October 31, 2004

Name	Securities, Under Options (#)(1) (2)	Percent of Total Options Granted to Employees in Financial Year	Exercise Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Brian Hayward, Chief Executive Officer	50,000	30	9.30	9.30	March 18, 2014
Peter G. M. Cox, Chief Financial Officer	20,000	18	9.30	9.30	March 18, 2014
Bill McGill, Vice President Livestock Services	10,000	6	9.30	9.30	March 18, 2014
Ron Enns, Vice President Country Operations	10,000	6	9.30	9.30	March 18, 2014
Brad Vannan, Vice President Merchandising & Transportation Logistics	10,000	6	9.30	9.30	March 18, 2014
Harold Schmaltz, Vice President Crop Production Services	10,000	6	9.30	9.30	March 18, 2014

Notes:

(1) The securities underlying the options are Limited Voting Common Shares of the Company.

(2) The options granted vest as to 1/5th per year on each of March 18, 2004, March 18, 2005, March 18, 2006, March 18, 2007 and March 18, 2008. Other material terms of the options are described under "Material Features of Equity Compensation Plans - Executive Stock Option Plan" on page 35.

Aggregated Option Exercises During the Year and Year End Option Values for the Financial Year Ended October 31, 2004

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year-End (#) (Exercisable/ Unexercisable)	Value of In-the-Money Options at Financial Year-End (1) ($) (Exercisable/ Unexercisable)
Brian Hayward, Chief Executive Officer	---	----	103,065/65,772	----
Peter G. M. Cox, Chief Financial Officer	---	----	42,589/24,504	----
Bill McGill, Vice President Livestock Services	---	----	28,989/16,196	----
Ron Enns, Vice President Country Operations	---	----	33,066/16,196	----
Brad Vannan, Vice President Merchandising & Transportation Logistics	---	----	23,094/18,396	----
Harold Schmaltz, Vice President Crop Production Services	---	----	14,294/16196	----

Notes:

(1) Market value of underlying securities at financial year end minus the exercise price. Market value is based on the closing price of the Limited Voting Common Shares on the TSX on October 31, 2004 of $7.64.

Named Executive Officers Employment Arrangements

Employment Agreements

Each of the named executive officers has a written employment contract. The employment contract outlines the general terms of the named executive officers' employment with the Company including:

- position with the Company;
- base salary;
- entitlement to participate in the Executive Stock Option Plan and proposed Restricted Stock Unit Plan;
- stock ownership guidelines; and
- benefit entitlements

The base salary of options granted to and RSUs set aside for the named executive officers are set out in the Summary Compensation Table on page 28. Details of the Executive Stock Option Plan and proposed Restricted Stock Unit Plan are set out under "Material Features of Equity Compensation Plans" on page 34 and "Material Features of Non- Equity Compensation Plan" on page 35, respectively.

Subject to the named executive officers being eligible to participate in the Executive Stock Option Plan and proposed Restricted Stock Unit Plan, they are generally subject to the same employment policies that affect all employees of the Company.

Required Share Ownership Level

Each of the named executive officers is required to own a minimum number of Limited Voting Common Shares. In the case of the Chief Executive Officer, the level is set at 185,000 Limited Voting Common Shares, in the case of the Chief Financial Officer, at 60,450 Limited Voting Common Shares, and in the case of all other named executive officers at 51,300 Limited Voting Common Shares. Named executive officers are expected to achieve their respective share ownership levels by the end of the financial year in 2011.

As a term of employment, Participants who are paid any amount under the proposed RSU Plan at a time when the Participant's share ownership level is not met, are required, within a period of six months from the date of receiving an amount under the RSU Plan, to use such after tax amount to acquire Limited Voting Common Shares on the TSX. The Company reimburses the Participant for any brokerage fees or commissions incurred by the Participant to acquire Limited Voting Common Shares utilizing amounts paid under the RSU Plan.

In addition, as a term of employment, named executive officers who exercise options under the Executive Stock Option Plan at a time when their respective share ownership level is not met and sell any Limited Voting Common Shares issued as a result of exercising such options are required to use the after tax gain from the sale of any such Limited Voting Common Shares to acquire Limited Voting Common Shares on the TSX.

Company Pension Plans

Defined Contribution Pension Plan and Supplemental Retirement Plan

The Company's Defined Benefit Pension Plan was converted to a Defined Contribution Pension Plan effective January 1, 1999. The Defined Contribution Pension Plan provides pension arrangements under which the contribution rates of the employer and employee are specified in advance and the benefits to be received by the plan member are calculated based on the total of the accumulated contributions and the investment returns on the accumulated contributions at the date of retirement or termination.

The pension benefit that employees had earned up to and including December 31, 1998 under the Defined Benefit Pension Plan was automatically vested and locked-in for employees who were still actively employed by the Company on January 1, 1999. Each employee was given the option to either retain the benefit earned to the end of 1998 as a monthly pension payable at retirement or to convert it to a lump sum amount. If he or she chose to convert to a lump sum amount, this amount, plus interest to the date of transfer, was transferred to his or her account under the Defined Contribution Pension Plan, to be invested as he or she directs along with all other funds contributed to the employee's account.

A defined benefit component of the Plan remains in place for retirees and a finite group of members who did not elect to convert to the defined contribution plan. None of the named executive officers participate in the defined benefit plan.

All of the named executive officers participate in the defined contribution plan.

The named executive officers also participated in a Supplemental Retirement Plan ("SRP") during the most recently completed financial year. The SRP provided that the named executive officer and the Company contribute equally to a total of 10% of the named executive officer's earnings less the amount contributed by the Company and the executive under the Defined Contribution Pension Plan to the maximum allowable limits for registered pension plans provided by Canada Customs and Revenue Agency for 2004 ($15,500). During the 2004 financial year the SRP was terminated and the accrued benefit paid out to the named executive officers. After the termination of the SRP, any amounts that would have been contributed to the SRP are paid directly to the named executive officers.

Defined Benefit Pension Plan

The Company's Defined Benefit Pension Plan was converted to a Defined contribution Plan in 1999 and none of the named executive officers participates in or is a member of the Company's Defined Benefit Plan. However, one of the named executive officers is a member of a defined benefit plan (the "Agricore DB Plan") of Agricore Cooperative Ltd. ("Agricore") which was a subsidiary of the Company until Agricore was wound up on November 1, 2003. The Agricore DB Plan provides for pensions at normal retirement date based upon final average earnings to a maximum, for 2004, of $101,775. This maximum amount is subject to change every calendar year in accordance with the Yearly Maximum Pensionable Earnings determined under the terms of such retirement plan and Revenue Canada maximum pension benefit rules. Normal retirement date is age 65 and final average is based upon 1/60th of total earnings in the 60 month period in which such member's earnings were highest in the 120 months of employment preceding retirement date or date of employment termination.

Remuneration	YEARS OF SERVICES				
	15	20	25	30	35
$101,775	$27,495	$36,660	$45,825	$54,990	$64,155

The table above reflects the annual benefits payable under the Agricore DB Plan to employees of the Company who remain members of that plan for the various earnings/service combinations shown. This table applies to employees 60 years of age and over. The benefits do not include payments from the Canada Pension Plan or Old Age Security and such payments are not deducted from the pension benefit payments.

The Agricore DB Plan is based on a maximum pensionable salary of $101,775 per year for 2004. No further contributions are being made by the Company or named executive officer who is a member of the Agricore DB Plan to the Agricore DB Plan. Such named executive officer has reached the maximum pensionable salary level set out above and upon retirement will be entitled to the maximum annual benefit under the Agricore DB Plan as set out in the table above based on years of service.

Equity Compensation Plan Information

The following table provides information on the Company's equity compensation plans. Information is provided as of the date of this Circular.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a) (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)
Equity compensation plans approved by security holders (Directors' Share Compensation Plan and Executive Stock Option Plan)	897,045 (2)	9.96 (2)	156,056 (3)
Equity compensation plans not approved by security holders (Employee Share Purchase Plan) (1)	N.A. (4)	N.A. (4)	505,939
Total			

Notes:

(1) The Employee Share Purchase Plan text was not approved by Shareholders but the number of Limited Voting Shares reserved for issuance under that plan was approved by Shareholders in November, 1997.

(2) The numbers refer to securities to be issued and the weighted average exercise price of outstanding options under the Executive Stock Option Plan only. There is no specified number of shares to be issued or weighted average exercise price under the Directors' Share Compensation Plan. See "Material Features of Equity Compensation Plans – Directors' Share Compensation Plan" on page 34.

(3) The number refers to the aggregate of the securities remaining available for issuance under the Executive Stock Option Plan (138,588) and the Directors' Share Compensation Plan (17,468).

(4) There is no specified number of securities to be issued or weighted average exercise price under the Employee Share Purchase Plan. See "Material Features of Equity Compensation Plans – Employee Share Purchase Plan" on page 34.

Material Features of Equity Compensation Plans

Directors' Share Compensation Plan

The Company has established a Directors' Share Compensation Plan (the "DSCP") pursuant to which the Company pays to its Directors a minimum of 25% and a maximum of 50% of their annual compensation through the issuance from treasury of Limited Voting Common Shares.

The DSCP is not an options, warrants or rights plan. The Plan provides that each financial quarter, the aggregate fees to which the Director is entitled in respect of the immediately preceding financial quarter will be determined and the Director will be issued a number of Limited Voting Common Shares based on the percentage that the Director has specified divided by the closing price of the Limited Voting Common Shares on the TSX on the trading day at the end of the immediately preceding financial quarter.

The Plan was designed to recognize the valuable service provided to the Company by its Directors, to increase the economic interest of the Directors in the Company and thereby to further align the interests of the Company's Directors with those of its Shareholders. The Plan does not increase the aggregate amount of the compensation payable to Directors of the Company but only provides that a portion of such compensation be paid by the issuance of Limited Voting Common Shares. The maximum number of Limited Voting Common Shares which may be reserved for issue to any one person under the DSCP must not exceed 5% of the outstanding Limited Voting Common Shares (on a non-diluted basis). Directors may opt out of the DSCP once he or she owns (directly or indirectly) at least 7,500 Limited Voting Common Shares. Currently, 17,468 Limited Voting Common Shares are reserved and available for issuance under the DSCP.

Employee Share Purchase Plan

The Company has established an Employee Share Purchase Plan (the "ESPP") pursuant to which permanent full-time employees and certain unionized hourly employees with at least 12 months of continuous service with the Company are eligible to participate in a voluntary group benefit plan established to encourage savings through equity ownership in the Company. Qualifying employees may contribute from one percent to seven percent of their basic earnings to the ESPP (on either an after-tax basis or through a group registered retirement savings plan) and the Company will contribute an additional amount equal to 50% of all employee contributions. Although Limited Voting Common Shares may be issued from treasury, the Company has adopted the practice of purchasing Limited Voting Common Shares on the TSX on a monthly basis, at the prevailing market price for the Limited Voting Common Shares. Company contributions in respect of an employee, including related dividends on the Limited Voting Common Shares purchased with Company contributions, vest after such employee has been a member of the ESPP for 12 months, or upon death if earlier. The maximum number of Limited Voting Common Shares issuable from treasury under the ESPP is currently 505,939. No Limited Voting Common Shares have been issued from treasury under the ESPP since November 15, 1997.

Executive Stock Option Plan

The Company has an Executive Stock Option Plan (the "ESOP") under which eligible executive officers and employees of the Company are entitled to receive options to acquire Limited Voting Common Shares. The purpose of the ESOP is to advance the interests of the Company by providing eligible executives and employees with a financial incentive for the continued improvement in the performance of the Company and encouragement to stay with the Company. The Board grants the options at an exercise price equal to the closing market price of the Limited Voting Common Shares on the TSX on the last trading day preceding the day of the grant with no discount. The options vest 1/5 per year over 5 years and have a 10 year term to expiry. The maximum number of Limited Voting Common Shares which may be reserved for issue to any one person under the ESOP must not exceed 3% of the outstanding Limited Voting Common Shares (on a non-diluted basis). Currently, 1,035,633 Limited Voting Common Shares are reserved for issuance under the ESOP. There are currently 897,045 options outstanding under the ESOP to senior executives and employees, leaving 138,588 Limited Voting Common Shares available for issuance under any future option grants.

Material Features of Non-Equity Compensation Plan

Proposed Restricted Stock Unit Plan

The Company has approved, in principle, a Restricted Stock Unit Plan (the "RSU Plan") subject to obtaining a favorable income tax ruling from Canada Revenue Agency. The proposed RSU Plan is not an equity compensation plan as it will not permit Limited Voting Common Shares to be issued from treasury. Provided a favorable tax ruling is received, under the RSU Plan, the Company will grant RSUs to certain senior executives ("Participants") in order to: (i) align the interests of Participants with those of Agricore United's public shareholders; (ii) encourage Participants to further the development of Agricore United and its subsidiaries and affiliates; and (iii) furnish Participants with the ability to receive a form of incentive compensation in addition to their base salary for contributing to the success of Agricore United.

Pursuant to the proposed RSU Plan, RSUs, each being equivalent in value at the time of the grant to one Limited Voting Common Share, will be granted to Participants.

The opportunity for a Participant to receive an amount under the Plan is contingent upon certain criteria being met. RSUs granted to a Participant under the Plan will vest in favour of a Participant as follows:

(a) if a Participant is employed by Agricore United on the third anniversary of the grant date, 50% of the total number of RSUs granted will vest in favour of the Participant (the "Time Vesting RSUs"); and

(b) if a Participant is employed by Agricore United on the first, second and third anniversary of the grant date and the Participant fully attains the annual individual goals and the Company attains annual corporate goals for those respective years, 16 2/3% of the total number of RSUs ("Performance Vesting RSUs") granted to a Participant will vest in favour of the Participant in each such year. If annual individual goals and annual corporate goals are only partially attained, the Participant may be entitled to receive a *pro rata* portion of the Performance Vesting RSUs.

The annual individual goals and annual corporate goals are set by the CEO for his direct reports and by the Compensation/ Pension Committee for Participants who report directly to the Board, in each case, in relation to a balanced scorecard for the Company. See "Compensation/Pension Committee – Report on Executive Compensation – Balanced Scorecard" on page 39.

Upon the vesting of RSUs under the RSU Plan, the Company will pay the Participant an amount which is the product of the number of vested RSUs multiplied by the weighted average trading prices for board lots of Limited Voting Common Shares on the TSX for the five days before the vesting date less any required tax withholding.

The contribution of funds by Agricore United to a Participant will be made each year in which a Participant's RSUs vest. In the event of death, total disability, termination without cause or retirement of a Participant prior to the entitlement date, the Participant or his or her estate are entitled to received a *pro rata* portion of the Limited Voting Common Shares that would have been purchased on behalf of the Participant if he or she had continued in the employment of the Company until the entitlement date. No payment will be made if the Participant voluntarily resigns or is terminated for cause prior to the entitlement date.

REPORT OF THE COMPENSATION/PENSION COMMITTEE

Composition of the Compensation/Pension Committee

The following individuals served as members of the Compensation/Pension Committee ("Committee") during the financial year which ended on October 31, 2004:

Rob Pettinger (Chair)
Ted Allen
Wayne Drul
Maurice Lemay
Don Lunty
Paul Mulhollem
Neil Silver (former Director)

The Committee is composed of five independent directors (Messrs. Pettinger, Allen, Lemay, Lunty and Mulhollem). Mr. Drul was a member of the Committee until February 2004 when he became Chair of the Board and now sits as an *ex officio* (non-voting) member of the Committee. Mr. Silver was a member of the Committee until he retired from the Board in February 2004. The Committee held 9 meetings in the last financial year.

Compensation/Pension Committee Report on Executive Compensation

The Committee is charged with formulating and making recommendations to the Board in respect of compensation issues relating to Directors and the senior executive of the Company. The Committee also has oversight responsibility for the Company's Executive Stock Option and proposed Restricted Stock Unit Plans. The Committee reviews and has general oversight of employee benefit programs and pension plans. In addition, the Committee, in consultation with the Chief Executive Officer, considers and reports to the Board regarding corporate succession matters.

Executive compensation policies, as described more fully below, are designed with the objective of attracting and retaining qualified executives by providing compensation packages which are competitive within the marketplace and by compensating them in a manner which encourages individual performance consistent with Shareholder expectations.

Compensation Philosophy

The Company's executive compensation program is based on a pay for performance philosophy and is designed to attract, retain and reward qualified and experienced executive officers who will contribute to the success of the Company. Executive officers are motivated through various elements of this program to meet annual performance goals and enhance long - term Shareholder value.

In designing and administering the individual elements of the executive compensation programs, the Committee strives to balance short and long-term incentive objectives and uses prudent judgment in establishing performance criteria, evaluating performance and determining actual incentive awards.

During the 2004 financial year, the Board authorized the Committee to undertake a review of the Company's executive compensation program, including its individual components to ensure that the executive compensation program is competitive with the compensation levels of other senior executives within similar Canadian organizations and/or Canadian organizations with whom the Company competes for staff. As a result, an independent compensation consultant was retained by the Committee to assist it in reviewing and designing the executive compensation program. The current compensation program for the executives is a result of the review and recommendations of the independent compensation consultant.

The Company has discontinued its previous program of awarding bonus compensation to the senior executives and executive officers' current compensation program is based on two principal components: (1) base salary and (2) long-term incentive compensation (provided by pre-established annual grants under the Company's Executive Stock Option Plan and annual grants determined by the provisions of the proposed Restricted Stock Unit Plan). The Company also pays the full amount of health benefits premiums and pension plan contributions on behalf of the senior executives. Compensation is weighted on the basis of 53 % to base salary, 30% to grants of RSUs, 8% to grants of options and 9% to health benefit premium, pension contribution and other payments for the senior executives.

Base Salary

The Company has established a system of tiered salary levels for senior executives of the Company. Currently, each senior executive position is assigned to the appropriate salary tier, considering the position's internal value as well as external competitive comparisons. The external competitive comparisons (the "Executive Comparator Group") were prepared by the independent compensation consultants and consisted of a group of 30 companies selected on the basis of a number of factors, including having revenues approximately the same as the Company. The Committee generally established salary guidelines at levels that approximate 110% of the median (the 50th percentile) of salaries paid by the Executive Comparator Group. In assessing base salaries, the Committee also took into account the individual's duties, performance and experience.

Current base salaries for the senior executives of the Company were set in the 2004 financial year on the basis set out above after review and recommendations of the independent compensation consultant and approval by the Compensation/Pension Committee and all other members of the Board on the recommendation of the Compensation/Pension Committee.

The base salary ranges will be reviewed annually for market competitiveness and reflection of each executive officer's responsibilities, experience and proven or expected individual performance. Performance will be measured on the basis of a number of categories set out in a balanced scorecard, as described below.

Individual executive salaries are subject to approval by the Chief Executive Officer and the Compensation/Pension Committee, except for the salaries of the Chief Executive Officer, Vice President Corporate Affairs and General Counsel, the Corporate Secretary and the Director Corporate Audit Services, whose salaries are subject to approval by the Compensation/Pension Committee and the Board.

Long-Term Incentive Compensation

Certain options were granted to and RSUs were set aside for the senior executives in the 2004 financial year under the Executive Stock Option Plan and proposed Restricted Stock Unit Plan after review and recommendations of the independent compensation consultant and approval of the Compensation/Pension Committee and all other members of the Board on recommendation of the Compensation/Pension Committee. The material features of the Executive Stock Option Plan and proposed Restricted Stock Unit Plan are described under "Material Features of Equity Compensation Plans" beginning on page 34 and "Material Features of Non-Equity Compensation Plan" on page 35, respectively.

Balanced Scorecard

In ensuing financial years the Company intends to assess performance in respect of base salary and the proposed Restricted Stock Unit Plan through the application of a "Balanced Scorecard" methodology. The Balanced Scorecard process involves establishing specific measurable objectives within four categories of business activity. For Agricore United, the four categories are (1) financial performance; (2) customer satisfaction; (3) internal processes; and (4) organizational learning and development. The Company believes that successful business activities respecting categories (2), (3) and (4) will lead to achievement of financial goals in category (1). Short and long term targets are established annually for objectives within each of the categories. These targets are both quantitative and qualitative in nature. No specific weighting is given to any category although significant emphasis is placed on the achievement of financial goals. The financial goal of the Company is to achieve a cash return on equity of 11% under normal operating conditions. This financial goal is translated into specific return on asset targets for each of Agricore United's business segments. In addition, the Company has a long run target to reduce leverage (total net debt to net tangible assets) to 35% at July 31 in each financial year and maintain average leverage at no more than 45% throughout the financial year.

Chief Executive Officer's Compensation and Shareholding

The Committee annually reviews the Chief Executive Officer's (the "CEO") salary and any awards under the Long-Term Incentive Plans. The CEO's base salary and awards under the Long-Term Incentive Plans were set in March, 2004 on the same basis as other senior executives described above and as a result of the review and recommendations of the independent compensation consultant. Mr. Hayward's compensation for 2004 as set forth in the Summary Compensation Table was determined in accordance with the foregoing and approved by the Compensation/Pension Committee and all other members of the Board on the recommendation of the Compensation/Pension Committee. Annual reviews of the CEO will be conducted on the same basis as other senior executives in relation to the Balanced Scorecard described above.

As at October 31, 2004, the Chief Executive Officer held 53,006 Limited Voting Common Shares and no Series A Preferred Shares of the Company.

The foregoing report is submitted on behalf of the Compensation/Pension Committee:

Rob Pettinger (Chair)
Ted Allen
Maurice Lemay
Don Lunty
Paul Mulhollem

Performance Graph

The following graph shows changes in the value of $100 invested on October 31, 1999 in (1) the Limited Voting Common Shares of the Company; (2) the Toronto Stock Exchange's Composite Total Return Index; and (3) the Nesbitt Burns' Small Capitalization Total Return Index, for a five year period ending October 31, 2004. Each include the reinvestment of dividends. The average market capitalization of companies in the Nesbitt Burns Small Capitalization Total Return Index ranges from about $28.8 million to about $1261.8 million with an average market capitalization of approximately $259.0 million at October 31, 2004. At the same date, the Company's market capitalization was $346.2 million.

The S&P/TSX Composite Index includes companies with a market capitalization ranging from approximately $168.1 million to $46.2 billion with an average market capitalization of $4.6 billion.


Relative Performance Index
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Oct-99
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Nesbitt Burns Small Cap Index
Limited Voting Common Shares
(1)

(1) In June, 2002 the Company changed its financial year end from July 31 to October 31. For comparison purposes, the measurement point for each of the financial years 2002 and earlier in the table is October 31.

Investor Relations

The Company has a Shareholders' Relations department. The Company also maintains a toll free number to provide Shareholders, Members and other interested parties with convenient, direct and affordable access to the Company.

Shareholder comments and concerns fielded by the Shareholders' Relations department are overseen by the Vice – President Corporate Finance and Investor Relations and the Manager, Member and Shareholder Services Administration. In addition, management liases with the investing community after dissemination of significant operational or financial information, including quarterly and annual reports, so as to maintain an effective dialogue with investors and the investing community.

The Company has a written Disclosure Policy designed to ensure that communications about the Company to the investing public are timely, factual and accurate and are broadly disseminated in accordance with regulatory requirements. The Company also has an Insider Information and Trading Policy intended to establish standards that insiders of the Company are expected to comply with in trading securities of the Company including prescribed blackout periods when no trading by certain insiders is to take place in any security of the Company.

Agricore United has a website (www.agricoreunited.com) for customers, investors and brokers that includes data and information of interest to the investing community. The site also includes a link to Agricore United's customer website. The website provides access to the latest events affecting Agricore United's performance, including press releases and financial reports, and the ability to obtain financial statements and reports in a number of formats and archives of past financial reports for comparison.

Additional information respecting the Company can be reviewed on SEDAR at www.sedar.com.

OTHER INFORMATION

Proposals

A Shareholder who is entitled to vote at the 2005 Annual Meeting of Shareholders (to be held in February 2006) who intends to raise a proposal at such meeting must deliver the proposal to the Corporate Secretary of the Company no later than November 1, 2005.

Availability of Disclosure Documents

Financial information respecting the Company is provided in the Company's comparative financial statements and MD&A for the most recently completed financial year and are included in the 2004 Annual Report of the Company which accompanies this Management Proxy Circular.

The Company will provide to any Shareholder, upon request to its Corporate Secretary, a copy of:

1. its most recent Annual Information Form together with any document or pertinent pages of any document incorporated therein by reference;

2. its audited comparative financial statements for its last financial year together with the auditor's report therein and any interim financial statements of the Company that have been filed for any period subsequent thereto; and

3. its management proxy circular for its last Annual Meeting of Shareholders.

Directors' Approval

The contents of the Management Proxy Circular and the sending thereof have been approved by the Directors of the Company.



TOM KIRK
Corporate Secretary
December 24, 2004
Winnipeg, Manitoba

SCHEDULE A
Directors' Biographies

<table>
<tr><td></td><td>

T. M. (Ted) Allen
(Member Director)

Mr. Allen was elected as a director of the Company in 1973.

Mr. Allen holds a degree in Economics from the University of Alberta in 1964.

Mr. Allen was Vice-President of United Grain Growers Limited from 1979 to 1989 and Senior Vice-President and Chief Executive Officer of United Grain Growers Limited from November, 1989 to November, 1990. Mr. Allen was President and Chairman of the Board of United Grain Growers Limited from November, 1990 to November, 2001. He was elected President and Chairman of the Board of Agricore United, November, 2001 and stepped down in February 2003. Mr. Allen has served as a director of various agriculture related business and numerous agriculture related boards, commissions, councils and committees.

Mr. Allen was a Director of Royal Bank of Canada from October, 1992 to February, 2000. In May 2003 he was elected to the Board of Directors of Enmax Corporation and in June 2003 he was appointed to the Board of Directors of the Canadian Agri-Food Trade Alliance (CAFTA).

Mr. Allen currently sits on the Agricultural Policy and Compensation/Pension Committees of Agricore United.

</td></tr>
</table>

<table>
<tr><td></td><td>

G. Allen Andreas
(Non-Member Director)

Mr. Andreas was elected as a director of the Company in 2002.

Mr. Andreas is the Chairman and Chief Executive of the Archer Daniels Midland Company, a U.S. agribusiness with operations around the globe.

Mr. Andreas holds a Bachelor of Arts Degree from Valparaiso University and a Juris Doctorate from the Valparaiso University School of Law. He was an attorney for the United States Treasury Department from 1969 until joining the legal staff of the Archer Daniels Midland Company in 1973. Appointed Treasurer in 1986, Mr. Andreas relocated to Europe in 1989 as Chief Financial Officer of European Operations, and returned to the United States in 1994 as Vice President and Counsel to the Executive Committee. He was appointed as a Member of the Office of the Chief Executive in 1996, President and Chief Executive Officer in 1997, and assumed his current position as Chairman and Chief Executive in January of 1999.

</td></tr>
</table>

	Mr. Andreas is Chairman of ADM's Board of Directors and Chairman of ADM's Executive Committee. He is a member of the Supervisory Board of the A.C. Toepfer International Group with headquarters in Germany, and on the Board of Directors of Gruma, S.A. in Mexico. He is also a member of The Trilateral Commission, The Bretton Woods Committee, the International Policy Council on Agriculture, Food and Trade, the Emergency Committee for American Trade, the World Economic Forum and The Business Roundtable. Mr. Andreas serves as a member of the European Advisory Board of the Carlyle Group, and is a member of advisory boards of various other business operations in Latin America, Europe, and the Asia-Pacific Region. He is also a member of the State of Colorado Bar and the American Bar Association. Mr. Andreas currently sits on the Agricultural Policy and Audit Committees of Agricore United.

	**Hugh F. Drake** **(Member Director)** Mr. Drake was elected as a director of Manitoba Pool Elevators, one of the predecessors of Agricore Cooperative Ltd. in 1993 and served as a director until the merger of Agricore and United Grain Growers in 2001, at which time he became a director of Agricore United. Mr. Drake is currently a director of the Flax Council of Canada and serves on the board of the Wasagaming Foundation Inc., an organization which provides facilities and support for the advancement and the betterment of the rural community. Mr. Drake is currently enrolled in the Institute of Corporate Directors (ICD) Corporate Governance College, a program of the University of Calgary's Haskayne School of Business in partnership with the ICD and the University of Toronto's Rotman School of Management to provide education and development for directors of corporate boards. Mr. Drake and his family operate a mixed grain farm at Elkhorn, Manitoba. Mr. Drake currently sits on the Agricultural Policy, Risk Management and Member and Community Relations Committees of Agricore United.



Wayne Drul
Chair
(Member Director)

Mr. Drul was elected as a director of the Company in 1994. He served as Manitoba Vice-President in 1998 and 1999 and was elected as First Vice-President in 2000 and 2001. He continued to serve as Manitoba Vice-President in 2002 and 2003 after the merger of United Grain Growers and Agricore to form Agricore United.

Mr. Drul was elected Chair of the Board of Agricore United in February, 2004.

He has served on the Boards of the Flax Council of Canada and the Soil Conservation Council of Canada.

Mr. Drul and his family operate a mixed grain farm at Oakburn, Manitoba.

Mr. Drul currently sits on the Agricultural Policy and the Executive Committees and is an ex officio member on all other committees of Agricore United.



Jon K. Grant, O.C., LL.D.
First Vice-Chair
(Non-Member Director)

Mr. Grant was elected as a director of the Company in 2002 and currently serves as Vice Chair of the Board.

Mr. Grant is currently the Chairman of CCL Industries Inc. and of Atlas Cold Storage and has served on the boards of many other Canadian companies. He was a United Grain Growers board member from 1993 to 1997. Mr. Grant is the retired Chairman and CEO of Quaker Oats Company Limited, former Chairman of the Board of Laurentian Bank of Canada, former Chairman of the Board of Scott Paper Limited, and former Chairman of the Board of Canada Lands Company Limited, a commercial Federal Crown Corporation. Mr. Grant is an officer of the Order of Canada. He is also the Chair of the Nature Conservancy of Canada and former Chair of The Ontario Round Table on the Environment and Economy.

Mr. Grant is Honorary Governor and past Chair of the Board of Governors of Trent University, he was Vice Chair, Board of Governors of the International Development Research Centre (IDRC) and was a Trustee of the World Wildlife Fund (Canada) and as well has served on the Agricultural Council of Ontario. Mr. Grant is a past Chair of the Food and Consumer Products Manufacturers of Canada.

In 1990, he was honoured with the Corporate Humanist Award by the Canadian Federation of the Humanities for his speech titled "The Business of Protecting the Environment" and in the same year was

	awarded the "Knight of the Golden Pencil Award", the Food Industry's highest award for outstanding service. In 1991, Mr. Grant received an Honorary Doctor of Laws Degree (LL.D.) from Trent University in recognition of his contribution to the environment. He has a working knowledge of French. Mr. Grant is Chair of the Nominating and Governance Committee and currently sits on the Agricultural Policy, Audit, and Executive Committees and of Agricore United.

	**Brett R. Halstead** **(Member Director)** Mr. Halstead was elected as a director of United Grain Growers Board of Directors in 1997. He continued in this capacity until the merger with Agricore in November of 2001 and was subsequently elected as a director of Agricore United in February, 2003. Mr. Halstead is currently a director of the Saskatchewan Canola Growers Association and the Canadian Canola Growers Association. Mr. Halstead is currently enrolled in the Institute of Corporate Directors (ICD) Corporate Governance College, a program of the University of Calgary's Haskayne School of Business in partnership with the ICD and the University of Toronto's Rotman School of Management to provide education and development for directors of corporate boards. Mr. Halstead and his family operate a mixed grain and beef cattle farm at Nokomis, Saskatchewan. Mr. Halstead currently sits on the Agricultural Policy, Risk Management, and Member and Community Relations Committees of Agricore United.

	**Alanna Koch** **(Member Director)** Ms. Koch was elected as a director of Agricore United in February 2003. Ms. Koch served as Executive Director of the Western Canadian Wheat Growers Association from 1992 to 2000. From 2000 to 2002 and she was a Director of AVAC Ltd., a "virtual" corporation focused on investment in science and innovation to assist Alberta's agrivalue industry. In 2002, she served as Chairperson of CARE, a group of farmers from across the prairies promoting the election of farmer-directors who believe in voluntary marketing to the Canadian Wheat Board. Ms. Koch is a graduate of the first Canadian Agriculture Lifetime

	Leadership (CALL) program and a past director of the George Morris Centre at the University of Guelph. Ms. Koch served nine years with the Government of Saskatchewan in a number of senior civil service positions and, throughout her career, has served on numerous agriculture related councils and committees including involvement in provincial, national and international policy development initiatives, with particular focus on marketing and transportation reform. In recognition of achievement in and service to the agricultural industry, the Saskatchewan Institute of Agrologists awarded her an Honorary Life Membership in 1999. Ms. Koch and her husband own a grain farm and operate an agribusiness at Edenwold, Saskatchewan. Ms. Koch currently sits on the Agricultural Policy, Audit and Nominating and Governance Committees of Agricore United.

	**Maurice A. Lemay** **Alberta Vice-Chair** **(Member Director)** Mr. Lemay was elected as a director of the Company in November 1994 and currently serves as Alberta Vice Chair. Mr. Lemay attended Grande Prairie Regional College and the University of Alberta School of Civil engineering from 1983 to 1985. Mr. Lemay has served on the Canadian Grain Commission - Western Grain Standards Committee and currently serves on the Board of the Soil Conservation Council of Canada. Mr. Lemay and family operate a mix grain farm at Tangent, Alberta. In 1999 they diversified their operation to include a bison cow/calf and bison bull feedlot operation. Mr. Lemay is Chair of the Member and Community Relations Committee and currently sits as a member of the Agricultural Policy, Compensation/Pension and Executive Committees of Agricore United.

	**Don Lunty** **(Member Director)** Mr. Lunty was elected to the Board of Agricore Cooperative Ltd. in 1999 and served as a director of Agricore until the merger of Agricore and United Grain Growers in 2001 at which time he became a director of Agricore United. Mr. Lunty has a Bachelor of Science degree in Agriculture (Economics Major) from the University of Alberta. He serves on the board of the Rural Education and Development Association, an organization which provides human resource training and program development in Alberta and the Goldeye Foundation Society, an organization that provides programs, facilities and support for education in Alberta. Mr. Lunty is currently enrolled in the Directors College, a program of the Conference Board of Canada and McMaster University's Michael G. DeGroote School of Business to provide comprehensive professional director development leading to an accredited designation for corporate directors, Chartered Director (C. Dir.). Mr. Lunty and his family operate a mixed grain farm near Forestburg, Alberta. Mr. Lunty currently sits as a member of the Agricultural Policy, Risk Management and Compensation/Pension Committees of Agricore United.

	**Paul B. Mulhollem** **(Non-Member Director)** Mr. Mulhollem was elected as a director of the Company in 2002. Mr. Mulhollem is a 1971 graduate of the University of Minnesota. He began his career with ADM in January 1992. Prior to joining ADM, Mr. Mulhollem held various managerial positions with Cargill and Continental Grain in Europe, South America and the U.S. In total he has 30 years of experience in global agribusiness. In August 1992, he was named Managing Director of ADM International, Ltd. based in London, England and was responsible for ADM's European operations. In January 1996, Mr. Mulhollem was named Corporate Vice President, and in July 1997, he was promoted to Group Vice President. In October 1999, he was named Senior Vice President with responsibility for Global Oilseeds and Cocoa and relocated to Decatur, Illinois. In July 2001, Mr. Mulhollem also assumed responsibility for ADM's Global Grain Operations. In December 2001, he was named President and Chief Operating Officer of Archer Daniels Midland Company.

	Mr. Mulhollem also serves on the Alfred C. Toepfer International Board, the GRUMA, S.A. DE C.V. Board, the National FFA Board and is a former NOPA Board Member. He is also a member of the Carle Foundation in Champaign, Illinois. Mr. Mulhollem currently sits on the Agricultural Policy and Compensation/Pension Committees of Agricore United.

	**Paul Orsak** **(Member Director)** Mr. Orsak was elected as a director of the Company in February, 2004. Mr. Orsak has a Bachelor of Science in Agriculture degree from the University of Manitoba. From 1987 to 1999 he owned and managed Marquette Grain, a grain marketing service and handling facility. Mr. Orsak taught Ag Marketing and Management at the University of Manitoba and Assiniboine Community College, prior to working in the grain industry in Winnipeg and Vancouver from 1979 to 1981. From 1981 until 1992 he held various positions with the Western Canadian Wheat Growers Association (WCWGA), including four years as 1st Vice President. He was also Chairman of the Prairie Farm Commodity Coalition from 1983 to 1990. Mr. Orsak was elected as a Public Governor of the Winnipeg Commodity Exchange in 1985, a position he held for 8 years. He was Chairman of the Western Producer Car Group from 1990 to 2000. In 2000 and 2002 he was an executive member of CARE, a farmer driven organization committed to electing quality Directors to the Canadian Wheat Board. Mr. Orsak and his family currently operate a mixed grain farm at Binscarth, Manitoba. Mr. Orsak currently sits as a member of the Agricultural Policy, Risk Management and Member and Community Relations Committees of Agricore United.



Robert Pettinger
Manitoba Vice – Chair
(Member Director)

Mr. Pettinger was elected as a director of Manitoba Pool Elevator, one of the predecessors to Agricore Cooperative Ltd., in 2000 and served as a director until the merger of Agricore and United Grain Growers in 2001, at which time he became a director of Agricore United. He currently serves as Manitoba Vice - Chair.

Mr. Pettinger currently serves on the Board of the Western Grain Research Foundation, an organization that provides funding and support for crop research in Western Canada.

Mr. Pettinger and his family operate a mixed grain farm at Elgin, Manitoba.

Mr. Pettinger is Chair of the Compensation/Pension Committee and currently sits as a member of the Agricultural Policy, Executive and Nominating and Governance Committees of Agricore United.



Ernie Sirski
(Member Director)

Mr. Sirski was elected as a director of the Company in 1993.

Mr. Sirski graduated from the Agricultural Diploma Program at the University of Manitoba in 1980.

He is past president and presently serves as public relations officer of the Manitoba Canola Growers Association and is a past Vice-President of the Canadian Canola Growers Association. He represents the Manitoba Canola Growers Association on the Canola Council of Canada, serves as Finance Chairman and is on the executive of the Canola Council of Canada.

Mr. Sirski is currently enrolled in the Directors College, a program of the Conference Board of Canada and McMaster University's Michael G. DeGroote School of Business to provide comprehensive professional director development leading to an accredited designation for corporate directors, Chartered Director (C. Dir.).

Mr. Sirski and his family operate a mixed grain farm at Dauphin, Manitoba.

Mr. Sirski currently sits as a member of the Agricultural Policy, Audit and Member and Community Relations Committees of Agricore United.

	**Jim Wilson** **(Member Director)** Mr. Wilson was elected as a director of Manitoba Pool Elevators, one of the predecessors to Agricore Cooperative Ltd. in 1995. He was elected as First Vice-President of Agricore in 1999, and served in that capacity until the merger of Agricore and United Grain Growers in 2001, at which time he became a director of Agricore United. He was elected Chair of Agricore United in March, 2003 and served in that capacity until February, 2004. Mr. Wilson obtained his Chartered Accountant designation and was admitted to the Institute of Chartered Accountants of Manitoba in 1974. He worked in public practice until 1993. Mr. Wilson has served on the Boards of XCAN Grain Pool Ltd., Western Co-op Fertilizers Ltd., Canadian Pool Agencies, Pool Insurance Company, Demeter (1993) Ltd., Alberta Wheat Pool Financial Corporation and the Canadian Agri-Food Trade Alliance. He currently serves as Chairman of the Canada Grains Council. Mr. Wilson and his family farm at Darlingford, Manitoba, operating a mixed grain farm and a seed processing and marketing plant. Mr. Wilson is Chair of the Risk Management Committee and currently sits as a member of the Agricultural Policy and Audit Committees and of Agricore United.

	**Terry Youzwa** **Saskatchewan Vice-Chair** **(Member Director)** Mr. Youzwa was elected as a director of the Company in 1990. He served as Saskatchewan Vice President for 2001 and 2002 and is currently the Saskatchewan Vice Chair. Mr. Youzwa graduated with a Bachelor of Science in Agricultural Engineering degree from the University of Saskatchewan in 1982. Mr. Youzwa is currently enrolled in the Directors College, a program of the Conference Board of Canada and McMaster University's Michael G. DeGroote School of Business to provide comprehensive professional director development leading to an accredited designation for corporate directors, Chartered Director (C. Dir.). Mr. Youzwa is President and CEO of Youzwa Farms, a family farm specializing in the production and marketing of quality grains, oilseeds and pulses at Nipawin, Saskatchewan. Mr. Youzwa is the Chair of the Audit Committee and currently sits as a member of the Agricultural Policy, Executive and Nominating and Governance Committees of Agricore United.

SCHEDULE B
TSX Corporate Governance Guidelines Table

TSX GUIDELINES	COMPLIANCE	COMMENTS
1. The Board should explicitly assume responsibility for the stewardship of the Company, including:	Yes	The Board stewardship responsibility is set out in the Board's formal written mandate.
(a) adoption of a strategic planning process;	Yes	(a) The strategic planning process of the Company has been developed by the Board with input from management. This is an ongoing process carried out at Board/ Management strategic planning sessions, most recently in February, 2004.
(b) identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;	Yes	(b) The Risk Management Committee and the Board review on an ongoing basis the principal risks of the Company's business and management's processes for managing such risks. Systems put in place to manage risks are monitored by the Board or the Risk Management Committee.
(c) succession planning, including appointing, training and monitoring senior management;	Yes	(c) The Executive Committee and Compensation /Pension Committee reviews with the Chief Executive Officer existing management resources and plans, including recruitment and training programs, to ensure that qualified personnel will be available for succession to executive positions. These matters are reviewed with the Board on an as required basis. The Company undertook a formal comprehensive succession planning process in 2004.
(d) communications policy for the Company; and	Yes	(d) The Board has assumed responsibility for ensuring the Company communicates effectively with its shareholders, other stakeholders and the public in a timely, accurate and balanced manner. Continuous disclosure material sent to shareholders is reviewed and approved by the Board or the appropriate Board Committee. The Company has a written Disclosure Policy which governs these matters.
(e) integrity of the Company's internal control and management information systems.		(e) The responsibility for reviewing internal control and management information systems is delegated to the Audit Committee with the assistance of internal and external auditors. Internal control and information systems are reviewed at least annually by the Audit Committee with management.

TSX GUIDELINES	COMPLIANCE	COMMENTS
8. Adequacy and form of the compensation of directors should realistically reflect the responsibilities and risks involved in being an effective director.	Yes	The Compensation/Pension Committee reviews directors' compensation on an ongoing basis. The Company also conducts surveys to ensure that directors' compensation is consistent with industry standards.
9. Committees of the Board should generally be composed of:		
(a) outside directors; and	Yes	Each Board Committee is comprised solely of outside directors.
(b) a majority of whom are unrelated directors.	Yes	Each Board Committee is comprised solely of unrelated directors.
10. The Board should assume responsibility for (or a Committee of the Board should be assigned general responsibility for) developing the Company's approach to governance issues.	Yes	The Nominating and Governance Committee has been charged by the Board to develop and review the Company's approach to corporate governance issues, and to review the same and recommend changes from time to time to the Board.
11. The Board, together with the Chief Executive Officer, should develop position descriptions for the Board and the Chief Executive Officer, involving the definition of the limits to management's responsibilities. In addition, the Board should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting and assess the Chief Executive Officer against these objectives.	Yes	Management requires prior Board approval in respect of capital expenditures in excess of $1,500,000 and annual operating budgets. The Board develops with management the corporate objectives which the Chief Executive Officer and management are responsible for meeting and reviews such objectives on an ongoing basis. In addition, the directors participate with management in strategic planning meetings which review and consider performance targets and objectives.
12. The Board should have structures and procedures for ensuring that the Board can function independently of management.	Yes	All directors are independent of management. The Board meets independently of management on a regular basis.

SCHEDULE C
Resolution to Amend Executive Stock Option Plan

BE IT RESOLVED as an ordinary resolution of the shareholders of United Grain Growers Limited, carrying on business as Agricore United (the "Company"), that the maximum number of Limited Voting Common Shares issuable under the Executive Stock Option Plan of the Company be increased by 200,000 so that the maximum number of Limited Voting Common Shares issuable under the Executive Stock Option Plan is 1,562,060 and Section 4.2 of the Executive Stock Option Plan be amended accordingly, be and the same is hereby approved and authorized.

SCHEDULE E
Resolution to Amend By-law No. 41

BE IT RESOLVED THAT:

The amendments to By-law No. 41 of the Company annexed hereto as Exhibit A be approved, ratified and confirmed.

Correction:

Please note the following correction to the second paragraph under the "Amendment to the Directors' Share Compensation Plan of the Company" on page 26 of the accompanying Management Proxy Circular (the "Circular"):

The number of Limited Voting Common Shares issued under the DSCP as of the date of the Circular should be 86,714 (instead of 82,532) and the number of Limited Voting Common Shares reserved and available for issuance as of the date of the Circular should be 13,286 (instead of 17,468).

SEC File No. 82-34725



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Security Class

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Proxy Form - Annual and Special Meeting to be held on February 9, 2005

Notes to Proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated in the space provided on the reverse side, it will be deemed to bear the date on which it is mailed by Management to the holder.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail is the only method by which holders may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.
Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don't vote online, you can still enrol for this service. Follow the instructions below.

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To Vote Using the Telephone (Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is **NO CHARGE** for this call.



To Vote Using the Internet

- Go to the following web site:

www.computershare.com/ca/proxy



To Receive Documents Electronically

- You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you **don't** vote online, you can still enrol by visiting www.computershare.com - click "Investors" and then "Electronic Shareholder Communications".

You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

If you vote by telephone or the Internet, DO NOT mail back this proxy.
Proxies submitted must be received by 4:30 p.m., Toronto Time, on February 7, 2005 or such later time as the Chair may determine.

THANK YOU

005UWH



This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of Limited Voting Common Shares of United Grain Growers Limited operating as Agricore United hereby appoint(s):
Wayne W. Drul, Chair of the Board of Directors, or failing him, Jon K. Grant, 1st Vice-Chair of the Board of Directors

OR

Print the name of the person you are *appointing if this person is someone* other than the Chair of the Board of Directors or the 1st Vice-Chair of the Board of Directors.

as my/our proxyholder with full power of substitution to attend, vote and otherwise act for and on my/our behalf as directed herein and in respect of any amendments or variations to the matters identified below and all other matters that may properly come before the Annual and Special Meeting (the "Meeting") of United Grain Growers Limited operating as Agricore United (the "Company") to be held at the Delta Regina Hotel, 1919 Saskatchewan Drive, Regina, Saskatchewan, Canada on February 9, 2005 at 9:00 am (Regina Time) and at any adjournment(s) or postponement(s) thereof. If directions have been given, the shares represented by this proxy will be voted in accordance with such directions on any ballot that may be called for and if you have specified a choice with respect to any matter to be acted on, the shares represented by this proxy will be voted accordingly. **If no direction is made in respect of any of the matters specified below, the shares represented by this proxy will be voted FOR such matter.** If any amendments or variations to matters identified in the notice of meeting are proposed at the Meeting or any adjournment(s) or postponement(s) thereof or if any other matters properly come before the Meeting or any adjournment(s) or postponement(s) thereof, this proxy confers discretionary authority on the proxyholder to vote on such amendments or variations or such other matters as the proxyholder sees fit.

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1. Election of Director

Election of G. Allen Andreas as a Non-Member Director for a three-year term.

For ▷ ☐ Withhold ▷ ☐

2. Appointment of Auditors

Appointment of PricewaterhouseCoopers LLP as auditors and the authorization of the Directors to fix the auditors' remuneration.

For ▷ ☐ Withhold ▷ ☐

3. Amendment to Executive Stock Option Plan

Management recommends a vote FOR this ordinary resolution. Please read the ordinary resolution in full in the accompanying Management Proxy Circular or at www.agricoreunited.com

For ▷ ☐ Against ▷ ☐

4. Amendment to Directors' Share Compensation Plan

Management recommends a vote FOR this ordinary resolution. Please read the ordinary resolution in full in the accompanying Management Proxy Circular or at www.agricoreunited.com

For ▷ ☐ Against ▷ ☐

5. Amendments to By-Law No. 41

Management recommends a vote FOR this ordinary resolution. Please read the ordinary resolution in full in the accompanying Management Proxy Circular or at www.agricoreunited.com.

For ▷ ☐ Against ▷ ☐

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

Interim Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

☐ Mark this box if you would like to receive Quarterly Financial Statements by mail.

You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery.


UGGQ



005UXH



LETTER OF CONFIRMATION

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January 17, 2005

To: Alberta Securities Commission
British Columbia Securities Commission
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Manitoba Securities Commission
Ontario Securities Commission
L'Autorite des marches financiers
Office of the Administrator, New Brunswick
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TSX

Dear Sirs:

Subject: Agricore United (the "Corporation")

We confirm that the following materials were sent by pre-paid mail on January 12, 2005, to the registered holders and non-objecting beneficial owners of Common Shares of the Corporation:

1. Annual Report
2. Correction Notice
3. Notice of 2004 Annual and Special Meeting / Management Proxy Circular
4. Proxy (to registered holders only)
5. Voting Information Form (to NOBO holders only)
6. Proxy Return Envelope

We further confirm that copies of the above-mentioned materials, as applicable, together with the Supplemental Mailing List Card, were sent by courier on January 12, 2005 to those intermediaries holding Common Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We also confirm that the holders of Preferred Shares of the Corporation, both registered and beneficial received:

1. Annual Reports
2. Supplemental Mail List Cards

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)

Robyn Hall
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ClientServicesMailings@Computershare.com
(403) 260-6430

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: United Grain Growers Limited o/a Agricore United

Participation Fee for the Financial Year Ending: October 31, 2004

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:		
(a) Limited Voting Common Shares as at October 31, 2004	45,315,467	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year	x $8.49	
Market value of class or series		= $384,728,315
(b) Series A Preferred Shares as at October 31, 2004	1,104,552	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year	x $15.1558	
Market value of class or series		= $16,740,369
Market Value of Corporate Debt (a) 9% Unsecured Convertible Subordinated Debentures	1,050,000	
Aggregate Market Value based on closing price at end of Company's financial year	$117.01	122,860,500
Total Capitalization (add market value of all classes and series of equity securities and market value of corporate debt)		$524,329,184
Total fee payable in accordance with Appendix A of the Rule		$35,000

Form 52-109F2 – Certification of Annual Filings

I, Brian Hayward, Chief Executive Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Annual Filings)* of United Grain Growers Limited, carrying on business as Agricore United (the issuer) for the period ending October 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

Date: January 28, 2005

"Brian Hayward"
Brian Hayward
Chief Executive Officer

Form 52-109F2 – Certification of Annual Filings

I, Peter G. M. Cox, Chief Financial Officer, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Annual Filings)* of United Grain Growers Limited, carrying on business as Agricore United (the issuer) for the period ending October 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: January 28, 2005

"Peter G. M. Cox"
Peter G. M. Cox
Chief Financial Officer

SEC File No. 82-34725


Agricore
United

UNITED GRAIN GROWERS LIMITED

ANNUAL INFORMATION FORM

For the Year Ended October 31, 2004

January 28, 2005

TABLE OF CONTENTS

In this annual information form, "Agricore United" and the "Company" refer to United Grain Growers Limited, carrying on business as Agricore United, and its subsidiaries, unless otherwise indicated or the context otherwise requires. "UGG" refers to United Grain Growers Limited and its subsidiaries as they existed prior to the merger of the businesses of United Grain Growers Limited and Agricore Cooperative Ltd. completed on November 1, 2001 (the "Merger"). "Agricore" refers to Agricore Cooperative Ltd.'s successor corporation, Agricore Ltd., created pursuant to the Merger.

FORWARD-LOOKING STATEMENTS

This annual information form includes or incorporates by reference certain statements that are "forward-looking statements". All statements, other than statements of historical fact, included or incorporated by reference in this annual information form that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amounts and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of its business and operations, plans and references to the future success of the Company, and other such matters, are forward-looking statements. These forward-looking statements are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including those risk factors discussed under "Risk Factors" and elsewhere in this annual information form and the documents incorporated by reference. These risk factors include: poor weather conditions; agricultural commodity prices; the Company's financial leverage; the Company's additional funding requirements; international trade and political uncertainty; competition; domestic regulation; environmental risks; diseases and other livestock industry risks; acceptance of genetically modified products; labour disruptions; the Company's dependence on key personnel; technological advances; credit risk; foreign exchange risk; competition matters related to the merger; and the provisions of the *Governing Act*. Certain of these risk factors are beyond the control of the Company. Consequently, all of the forward-looking statements made in this annual information form and the documents incorporated herein by reference are qualified by these cautionary statements and other cautionary statements or factors contained herein or in documents incorporated by reference herein, and there can be no assurance that the actual results or developments anticipated by the Company and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Company.

CORPORATE STRUCTURE

Overview

Agricore United™ is one of Canada's leading agri-businesses. The registered and head office of the Company is 28th Floor, 201 Portage Avenue, CanWest Global Place, Winnipeg, Manitoba R3C 3A7. The Company's limited voting common shares ("Limited Voting Common Shares"), series A convertible preferred shares ("Series A Shares") and 9% convertible unsecured subordinated debentures ("Debentures") are listed on the Toronto Stock Exchange (the "TSX") (see "Market for Securities").

The Company was originally incorporated in 1906 under *The Manitoba Joint Stock Companies Act* as The Grain Growers' Grain Company Limited. In 1911, the Company received a Dominion charter under a Special Act of the Parliament of Canada. In 1917, The Grain Growers' Grain Company Limited and The Alberta Farmers' Co-operative Elevator Company Limited amalgamated to form United Grain Growers Limited. In December 1992, the Company was continued under the *United Grain Growers Act* (the "Governing Act"), a Special Act of the Parliament of Canada (see "Governing Act" below). The Company's corporate structure was reorganized in 1993 prior to the Company's initial public offering. On November 1, 2001, UGG combined its business operations with Agricore Cooperative Ltd. and Agricore, a wholly-owned subsidiary of Agricore Cooperative Ltd., pursuant to a court-approved plan of arrangement. As a result, Agricore became a wholly-owned subsidiary of the Company existing under the *Canada Business Corporation Act* ("CBCA"). Agricore was wound up into UGG on November 1, 2003 pursuant to a court-approved plan of arrangement under Section 192 of the CBCA.

Governing Act

The following summary of certain provisions of the Governing Act is not complete and is qualified in its entirety by the detailed provisions of the Governing Act. The Governing Act incorporates by reference certain provisions of the CBCA, which, with certain exceptions described below, relate to matters not covered by the Governing Act and that are not in conflict with the Governing Act.

The Governing Act mandates a fifteen person board of directors, twelve of whom are "member-directors" to be elected at the annual meeting of members and three of whom are "non-member directors" to be elected at the annual meeting of holders of Limited Voting Common Shares. A non-member director must not be a member of the Company and must be a holder of at least one Limited Voting Common Share. Unless the Company's by-laws otherwise provide, a member-director must be a member and a holder of at least one Limited Voting Common Share. The Company's by-laws provide that of the twelve member-directors, following each annual members' meeting, two must reside in each of Manitoba, Saskatchewan and Alberta (other than the Peace River District), and one must reside in the Peace River District of Alberta or British Columbia. The general by-law of the Company provides that at each annual members' meeting, an election of member-directors will first occur, if required, to satisfy vacancies in respect of these residency requirements. Following such election, a subsequent election will occur, if required, to satisfy any remaining vacancies resulting from the expiration of any other terms of office. Any vacancy not filled at such elections may be filled by a quorum of the board of directors in accordance with the terms of the general by-law of the Company. The directors are entitled to fill any vacancy arising by virtue of death or disability of a director or a director ceasing to be qualified to so act, which would include a change of residence of a director if such change results in the residency requirements of member-directors not being met. Directors are elected for staggered terms of three years. Shareholders are entitled to remove any non-member director by resolution approved by the affirmative vote of the holders of not less than 75% of the outstanding Limited Voting Common Shares at a special meeting called for such purpose (a "75% Resolution").

The provisions of the Governing Act dealing with the qualifications, residency or numbers of directors, the procedure for director nomination and election, term of office for directors and the structure of membership in the Company, may only be altered if approved by a 75% Resolution. In addition, if approved by a 75% Resolution, the Company can be continued under the CBCA (following which all of the directors of the Company would be elected by shareholders, there would be no qualifications for directors other than those required by the CBCA and the Company would be subject to all of the provisions of the CBCA). Any other change to the Governing Act requires the affirmative vote of holders of not less than two-thirds of the outstanding Limited Voting Common Shares present and voting in person or by proxy at a special meeting of shareholders. Any amendment to the Governing Act would require a petition to Parliament for a special act to effect such amendment.

The provisions of the CBCA relating to fundamental changes, including amendments to authorized share capital and the rights and restrictions attaching to each class and series of shares, amalgamations, arrangements, reorganizations, the sale of all or substantially all of the property of a corporation, and class votes and dissent and appraisal remedies normally applicable to such fundamental changes, do not apply to the Company. In addition, the provisions of the CBCA relating to take-over bids, including compulsory rights of acquisition available following substantial acceptance of a take-over bid, do not apply to the Company. However, any take-over bid for the Limited Voting Common Shares would be subject to the procedural and substantive provisions of applicable securities legislation in the jurisdictions in which the holders of Limited Voting Common Shares reside.

Members of the Company

Members are farming customers of the Company. The Company had over 48,000 members as at December 1, 2004. The Board of Directors has established, by by-law, qualifications for members, conditions of membership and provisions for the governance of members. An individual becomes a member of the Company if the individual is a farmer, owner or lessee of a farm, either directly or through a corporation, partnership, firm, colony or joint farming operation, and has done at least $10,000 of business with the Company during the past twenty-four months. Members are grouped into member advisory groups on the basis of territorial districts.

A member is entitled to attend general membership meetings of the Company, is eligible to act as a director of a member advisory group, may participate in the nomination and election of delegates to the annual meeting of members, is eligible to act as a delegate and, subject to other qualifications, is eligible to be a member-director of the Company. Delegates and directors must also be shareholders of the Company. A member is not entitled to share in any profit or distribution of the Company and is not entitled to participate in the distribution of assets upon dissolution or wind-up of the Company. Members must approve any dissolution and liquidation of the Company in accordance with the provisions of the CBCA, as if members were a separate class of shareholder for the purpose of voting only.

Strategic Alliance with Archer Daniels Midland Company

The Company and Archer Daniels Midland Company ("ADM") have entered into agreements (the "ADM Agreements") creating a strategic alliance between the two companies in respect of the Company's grain handling business and ADM's downstream processing operations. The following is a summary of the principal terms of the ADM Agreements:

- Agricore United agreed to support the election of (i) two nominees of ADM to Agricore United's board of directors for so long as ADM owns at least 15% of the outstanding Limited Voting Common Shares and (ii) one nominee of ADM to Agricore United's board of directors if ADM owns less than 15% of the Limited Voting Common Shares, but is the largest single holder of Limited Voting Common Shares;
- ADM is prohibited from acquiring more than 45% of the outstanding Limited Voting Common Shares (except pursuant to a take-over bid for all of the Limited Voting Common Shares);
- ADM's standstill agreement, the principal terms of which are summarized in the preceding paragraph, will terminate on the date on which ADM owns less than 15% of the Limited Voting Common Shares for a period of six consecutive months and is no longer the largest single holder of Limited Voting Common Shares at the end of such six-month period;
- ADM has a pre-emptive right to maintain its proportionate shareholding in the Company; and
- if any third party makes a proposal to acquire Agricore United or all or substantially all of its assets that has been accepted or recommended by Agricore United, ADM will be required to vote or tender its Limited Voting Common Shares in favour of or into that proposal, unless ADM makes a proposal to Agricore United that the board of directors of Agricore United has determined is more favourable than the proposal made by the third party.

As at October 31, 2004, ADM Agri-Industries Company, a wholly-owned subsidiary of ADM, owned 10,615,042 Limited Voting Common Shares, representing 23.4% of the outstanding Limited Voting Common Shares. ADM Agri-Industries Company also owns $45 million principal amount of the Company's Debentures. Assuming conversion of all of the Debentures, ADM Agri-Industries Company would own approximately 28% of the Limited Voting Common Shares.

Principal Subsidiaries

None of the Company's subsidiaries represent more than 10% individually, and more than 20% in aggregate, of the Company's consolidated assets as at October 31, 2004, and more than 10% individually, and more than 20% in aggregate, of the Company's sales and operating revenues for the year ended October 31, 2004.

GENERAL DEVELOPMENT OF THE BUSINESS

Agricore United's strategy is to link commercial farmers and end-users. The Company offers commercial farmers an integrated combination of products and services and supplies global end-users with the desired quality, competitive pricing and timely shipment of commodities and special crops.

The Company is the largest grain handling and merchandising company by volume in western Canada (the provinces of Manitoba, Saskatchewan, Alberta and British Columbia), western Canada's largest crop production services provider and one of western Canada's largest manufacturers and suppliers of livestock feed products. The Company's principal business activities consist of:

- ***Crop Production Services:*** manufacturing, distributing and retailing crop inputs to farmers, including crop nutrition products, crop protection products and seed, and providing crop management services using the Company's country grain elevator locations and stand-alone crop production centres (see "Business of the Company – Agricore United's Business – Crop Production Services");
- ***Grain Handling and Merchandising:*** contracting, marketing and transporting grain from the farm to end-use markets using the Company's 85 country grain elevators, 109 stand-alone crop production centres and six port terminals in which it has an interest (see "Business of the Company – Agricore United's Business – Grain Handling and Merchandising");
- ***Livestock Services:*** formulating and manufacturing feed using the Company's eight feed mills and two pre-mix manufacturing facilities, and retailing feed through the Company's facilities and independent retailers (see "Business of the Company – Agricore United's Business – Livestock Services"); and
- ***Financial Markets & Other Investments:*** engaging in a number of complementary businesses, including the provision of financial services (see "Business of the Company – Agricore United's Business – Financial Markets & Other Investments").

In the short-term, management priorities remain focussed on its continuing efforts to reduce debt and leverage while continuing to seek out and capitalize on available business opportunities.

Company Developments

Major events influencing the Company's development since August 1, 2001 that have had a significant influence on the Company's operations or are expected to have a significant influence on future operations include the following:

- A cool, wet growing season and untimely moisture levels limited farmer opportunities to apply crop nutrition products in the spring and fall of 2004 and crop protection products in the spring of 2004, and contributed to a delayed harvest in the fall of 2004. Droughts in western Canada during 2001 and 2002 decreased grain production in those years and subsequently industry grain handling volumes in 2002 and 2003, respectively. Statistics Canada reported that total Canadian exports of grains and oilseeds for the industry as a whole were approximately 17% lower for the 2001/2002 crop year ended July 31, 2002 than for the 2000/2001 crop year. Industry shipments declined a further 27% for the 2002/2003 crop year compared to the 2001/2002 crop year (see "Risk Factors – Poor Weather Conditions").
- On August 14, 2004, the Company officially opened its new $16 million feed mill in Strathcona County, near Edmonton, Alberta, which was built to replace the existing Edmonton feed mill.
- On May 31, 2004, the Company closed its purchase of the remaining 50% of the issued and outstanding shares of Prairie Mountain Agri Limited, a high throughput grain terminal and crop production centre located in Roblin, Manitoba.
- On March 1, 2004, the Company renewed its revolving credit facilities with an expanded syndicate of banks for a one-year term ending February 28, 2005. The facility limit was increased from $350 million to $375 million, including the provision of a further $50 million seasonal facility between November 1 and April 30.

The new syndicate members also took a proportionate share of the Company's bank term facility maturing in November 2007.

- On March 1, 2004, the Company completed a private placement of 1,520,000 Limited Voting Common Shares at a price of $9.63 per share for total proceeds of $14.6 million. Pursuant to a pre-emptive rights agreement, ADM Agri-Industries Company, a wholly-owned subsidiary of ADM, exercised its right to purchase all of the Limited Voting Common Shares offered by the Company under the private placement (see "Corporate Structure – Strategic Alliance with Archer Daniels Midland Company").
- On February 22, 2004, the Company conducted a one-day share consolidation of the Company's Limited Voting Common Shares on a 1 for 100 basis. Following the consolidation, all registered shareholders who held less than one share became entitled to receive a cash payment of $9.63 for each pre-consolidation share instead of fractional shares in the Company. On February 23, 2004, the Limited Voting Common Shares were split on a 100 for 1 basis returning all remaining shareholders to their previous shareholdings. As a result, the Company acquired for cancellation 1,527,694 Limited Voting Common Shares from 57,591 shareholders at a total cost of $15.2 million, including redemption costs (net of tax).
- On February 19, 2004, avian flu was discovered in British Columbia and resulted in substantial depopulation of poultry farms in that province. The eradication program has proven effective and the poultry industry has effectively recovered to former levels. (see "Risk Factors – Diseases and Other Livestock Industry Risks").
- On February 1, 2004, the Company purchased, through its wholly-owned subsidiary Unifeed Limited ("Unifeed"), all of the issued and outstanding shares of Vertech Feeds Ltd., a livestock feed manufacturer based in Red Deer, Alberta (See "Business of the Company – Agricore United's Business – Livestock Services").
- On January 5, 2004, the Company announced the implementation, effective January 1, 2004, of an integrated insurance program that covers many of its traditionally insured risks and enhances its existing grain volume insurance program placed effective January 1, 2003. The program, with an initial three-year term, provides $20 million of grain volume coverage in addition to the $25 million currently in place (see "Business of the Company - Risk Management –Insurance") and provides the Company with cost-effective protection from revenue reductions that may result from significant declines in industry-wide grain handling which typically follow drought years. The integrated insurance program is intended to lower the annual long-term cost of risk while at the same time reducing cash flow volatility.
- Since the completion of the Merger, the Company has extended access to Agricore United Financial™ (formerly UGG Financial) to customers of Agricore to finance purchases of crop production inputs. The access to credit provided by Agricore United Financial has significantly reduced the Company's short-term borrowings. As part of this existing arrangement, in December 2003, the Company announced that a new financial product has been developed for customers of the livestock services division and will be marketed under the brand Unifeed Financial™. The new financial product offers loans to livestock customers to purchase feeder cattle and feeder hogs, as well as related feed inputs, on terms that do not require payment until the livestock is sold (see "Business of the Company – Agricore United's Business – Financial Markets & Other Investments – Financial Markets - Agricore United Financial and Unifeed Financial").
- As a result of the continued realization of Merger synergies, annualization of Merger synergies already obtained, cost savings from the consolidation of the Company's grain handling network, the integration of UGG's and Agricore's information technology platforms and general cost containment, the Company realized $96 million in reduced operating, general and administration expenses, $100 million in cost savings including reduced interest and securitization expenses and $119 million in total cost reductions (including lower depreciation and amortization expenses) for the year ended October 31, 2003.
- On October 9, 2003, the Company completed the sale of the assets of its Farm Business Communications division effective September 30, 2003. As consideration for the purchase, the purchaser paid $12.2 million in cash on closing, assumed approximately $1.6 million of net liabilities, primarily prepaid subscriptions, and

agreed to pay $2.2 million in equal annual instalments over the next three years. Agricore United separately contracted to purchase advertising services from the purchaser at a level at least consistent with that placed by the Company with this division in the past.

- In August 2003, the Canadian Grain Commission ("CGC") increased the security requirements of all licencees (including Agricore United) to cover all cash tickets outstanding within 30 days of issue and all unreceipted grain stored in the licencee's facilities. This change increased the Company's peak security requirements from about $20 million to $45 million.
- For the crop year beginning August 1, 2003, the Canadian Wheat Board ("CWB") reduced the percentage of CWB grain (wheat, durum and barley) tendered to grain handlers from 50% to 20% and increased the percentage of grain subject to a general railcar allocation formula from 50% to 80% (see "Business of the Company – Western Canadian Grain Handling Industry – Recent Changes").
- On May 20, 2003, as a result of a single case of bovine spongiform encephalopathy ("BSE") being discovered in Alberta, the U.S. and other key markets imposed temporary bans on the imports of Canadian ruminants and ruminant products. Beginning August 8, 2003, the U.S., followed by Mexico and other markets, began to relax these temporary bans. In December 2003, a case of BSE was discovered in the U.S. which resulted in further bans on imports of North American beef by many other countries (see "Risk Factors – Diseases and Other Livestock Industry Risks").
- The Company entered into a binding letter of intent effective July 1, 2003 with the co-venturer of Western Co-operative Fertilizers Ltd. ("Westco") whereby the parties agreed, among other things, to realign their respective interests based on each party's historical contributed and retained capital in Westco. In the Company's case, the realigned interest is 57%.
- In December 2002, the Company reached an agreement with an insurer for a new grain volume insurance program to provide supplementary cash flows to the Company when declines in industry-wide grain shipments, commencing with the 2003/2004 crop year ending July 31, 2004 through crop year 2005/2006, fall below the five year moving average (see "Business of the Company – Risk Management – Insurance").
- In December 2002, the Company obtained a $500 million secured credit facility from a syndicate of banks as well as a $109 million secured term facility, from a life insurance company, maturing in 2016.
- In November 2002, the Company issued $105 million of 9% Debentures due in 2007. The proceeds of the issue were used for general corporate purposes, including to fund acquisitions that complement the Company's existing business.
- Effective October 1, 2002, the Company entered into a binding letter agreement to purchase Saskatchewan Wheat Pool's remaining 30% interest in Pacific Elevators Limited and Western Port Terminals Ltd. Accordingly, during fiscal 2003 the Company accounted for the acquisition of the beneficial ownership of this remaining interest using the purchase method.
- In May 2002, the Company completed the sale of its 16.7% interest in CanAmera Foods Limited Partnership ("CanAmera Foods") for cash proceeds of $29 million. The proceeds were used to make non-scheduled repayments of term debt.
- In March 2002, the Company securitized both UGG's and Agricore's inventories of grains ("Board Grains") regulated by the CWB.
- In March 2002, the Company's country elevator and crop production services employees voted in favour of a direct working relationship with the Company instead of representation by the Grain Services Union (the "GSU"). As a result of this vote, the GSU was decertified in April 2002. Currently, only 11.7% of the Company's employees are unionized and governed by collective agreements (see "Business of the Company – Employees").

- Since February 2002, the Company has divested six country grain elevators in order to address the Canadian Competition Bureau's concerns with respect to certain matters and to permit the Merger to proceed. In addition, on October 17, 2002, the Company reached an agreement with the Commissioner of Competition in relation to the Commissioner's concerns regarding port terminal grain handling services at the Port of Vancouver requiring the Company to divest, at its option, either (i) its port terminal facility ("AUV Terminal") or (ii) the Vancouver port terminal elevator facility owned by Western Pool Terminals Ltd. ("WPTL") and operated by Pacific Elevators Ltd. ("PEL"), respectively (collectively, the "Pacific Terminal") (see "Risk Factors – Competition Matters Related to the Merger"). The disposition of a port terminal facility is not expected to have a material impact on the Company's financial results from continuing operations. The proceeds of sale may be used for general corporate purposes, non-scheduled repayment of debt or sustaining capital reinvestment or expansion.
- In December 2001, the Company completed a public offering of approximately 6.7 million Limited Voting Common Shares issued from treasury at an offering price of $8 per share. Approximately 6.3 million additional Limited Voting Common Shares issued to participating former equity members and shareholders of Agricore in connection with the Merger were sold under the offering through the Assisted Sales Program.
- On November 1, 2001, the Company completed the Merger, combining the businesses of UGG and Agricore Cooperative Ltd..
- In connection with the Merger, on November 1, 2001, the Company and ADM agreed to amend the agreements governing their strategic alliance to reflect the post-Merger ownership and governance structure of Agricore United (see "Corporate Structure - Strategic Alliance with Archer Daniels Midland Company").

Industry Trends and Developments

World Trade Organization ("WTO") Negotiations

World markets for agriculture continue to be distorted by government subsidies and market intervention. According to the Organisation for Economic Co-operation and Development ("OECD"), total government support to agriculture in OECD countries amounts to US$318 billion annually. Excessive subsidy payments, especially in Europe and the United States, continue to promote excess grain production and suppress international grain prices.

In September 2003, international trade ministers from around the world met in Cancun, Mexico in an effort to make progress in reducing subsidies and distortions under the Doha Development Round of WTO negotiations. However, the ministers failed to reach an agreement. The deadlock was finally broken at a marathon session in Geneva, Switzerland in August 2004 when WTO member nations agreed to a framework for negotiations to proceed. The framework provides a mandate for Doha negotiators, calling for a phase out of all export subsidies, substantial reductions in trade distorting domestic support and substantial increases in market access. While the Doha Round will take several years to complete, the framework sets the foundation for historic reforms in international trade that would benefit Canadian agriculture and western Canadian farmers in particular.

High protective tariffs in some countries also limit access by Canadians to certain markets, although overall tariffs are starting to be lowered. Aside from the recent imposition of wheat and hog tariffs (see below), Canadians enjoy duty-free access to all United States grain markets. Access to Mexico is also improving, as tariff protection is reduced in accordance with the provisions of the North American Free Trade Agreement ("NAFTA").

Growing prosperity in China, in part due to its accession to the WTO in 2001, is a good sign for Canadian grain and livestock producers. The gradual lowering of tariff and non-tariff barriers in China should also contribute to an expansion in exports of Canadian agricultural products to this market. In the 2003-2004 crop year China was the largest foreign buyer of Canadian wheat. Total wheat and barley sales to China reached 2.2million tonnes, the highest in almost a decade. The CWB projects China will continue to be a large volume wheat importer in the coming decade.

Imposition of Wheat Tariffs

In October 2003, the United States International Trade Commission ("ITC") ruled that Canadian hard red spring wheat imports from Canada were causing material injury to the United States industry and consequently imposed a tariff of 14.15%. A separate ruling of the ITC on durum found no injury and preliminary tariffs that were instituted earlier in the year were rescinded. The Canadian Wheat Board has joined with the governments of Canada, Saskatchewan and Alberta in an appeal of the ITC decision on spring wheat under NAFTA. The Canadian government has also taken the issue before a WTO dispute resolution panel. However, neither process is expected to result in an early removal of the tariff. While the loss of the United States spring wheat market negatively impacts western Canadian farmers, the direct impact on Agricore United is expected to be limited, as the wheat that would have been sold into the United States is now being diverted to other markets.

Imposition of Anti-dumping Tariffs on Hogs

In October 2004, the United States Department of Commerce issued a preliminary decision on allegations of Canadian hog producers selling into the United States below the cost of production and imposed a 14% tariff on all live hogs imported from Canada. The United States ITC will issue a final ruling in the spring of 2005. If the ITC finds that Canadian imports have injured U.S. producers, a permanent tariff will be imposed. If the commission finds there has been no injury, the duties will be refunded. The impact of the preliminary decision on Canadian hog producers and their long-term economic viability remains uncertain. However, the duties may be partially offset by strong demand for hogs and low feed costs, which have resulted in positive returns for Canadian producers for most of 2004.

Dietary Trends

In North America, growing concern over obesity and nutrition has changed food consumption patterns and has resulted in a greater focus on the nutritional attributes of various crops. For example, the popularity of the Atkins diet has contributed to a per capita reduction in flour consumption, and an increase in meat consumption. Similarly, increasing concern over transfats in diets is also increasing demand for oilseed crops that produce vegetable oil with lower transfat content. Such developments are expected to continue to spur growth in the production and processing of those crops that deliver the desired nutritional attributes.

Food Safety and Security

Increased concern over the safety of food is bringing sharper attention to the way food is grown, handled and processed. End-use buyers are demanding greater assurances that the products they purchase are safe. The Company was among the first in the western Canadian grain and livestock industry to adopt Hazard Analysis and Critical Control Point ("HACCP") and ISO 9000 standards, and the Company now has the most comprehensive network of facilities capable of meeting higher food safety standards and as necessary, buyer demand for greater product traceability.

In December 2003, new food safety regulations were introduced in the United States in response to that country's bioterrorism legislation. Under the legislation, all facilities that export food or food ingredients to the U.S. must now be registered with the United States Food and Drug Administration. Advance notice must also be provided on all shipments of grain, feed or food to the United States. Agricore United is in full compliance with these regulations. The Company's earlier adoption of HACCP and ISO 9000 standards provided the Company with the ability to implement procedures to meet the new requirements in an efficient manner.

The U.S. Homeland Security Department has implemented Customs–Trade Partnership Against Terrorism certification ("C-TPAT") and Free and Secure Trade certification. To be certified under these programs a company must conduct and document a thorough supply chain review proving to the U.S. Homeland Security Department that due diligence is exercised in ensuring potential acts of terrorism are screened for in respect of all shipments headed to the United States. Agricore United is C-TPAT certified.

Genetically Modified Crops

The debate over genetically modified ("GM") crops continues to be a highly publicized and emotional issue. Although farmers in western Canada have embraced this technology in recent years, there continues to be ongoing uncertainty in the market concerning the acceptance of food produced from genetically modified crops, despite the lack of credible scientific evidence suggesting that it poses a health risk.

In May 2004, Monsanto announced the suspension of efforts to introduce Roundup Ready wheat. The decision was consistent with the wishes of a majority of western Canadian farmers who were not convinced of the variety's agronomic or economic benefits and expressed concerns about market acceptance.

However, this does not suggest that western Canadian farmers are opposed to GM techonology. In fact genetically modified canola now accounts for the majority of canola grown in western Canada. According to the International Service for the Acquisition of Agri-biotech Applications ("ISAAA") GM crops are grown by seven million farmers in 18 countries.

Biosafety Protocol

The Cartegena Protocol on Biosafety came into force on September 11, 2003. The Protocol, now ratified by more than 100 countries, seeks to protect biological diversity from the potential risks posed by "living modified organisms". The Protocol obliges exporters to meet further documentation requirements on export shipments of living modified organisms, including those crops that have been genetically modified. Major importing countries that have ratified the Protocol include Mexico and Japan. The United States and Australia have indicated they do not intend to ratify the Protocol. Agricore United has taken steps to ensure it is in full compliance with requirements under the Protocol where necessary.

BUSINESS OF THE COMPANY

Western Canadian Agricultural Industry

In western Canada (the provinces of Manitoba, Saskatchewan, Alberta and British Columbia) there are over 144,000 farms, of which approximately 32% have annual gross revenues exceeding $100,000. The following is a brief overview of the two principal components of western Canadian agriculture, grain and livestock.

Western Canadian Grain Handling Industry

Western Canada provides an excellent environment for growing grain. Canada is a significant producer and exporter of grains, with about 14.9% of the world wheat trade for the 2003/2004 year. The bulk of productive capacity is in western Canada. Over the ten crop years ending July 31, 2001 (including the effect of the 2001 drought but excluding the effects of the unusually severe drought in the 2002 crop year which caused significantly reduced production), 95% of Canada's average production (51.1 million metric tonnes) of the "major" grains (wheat, barley, canola, oats, flax, peas and rye) came from this region. Western Canada's annual production of the major grains increased to 51 million metric tonnes in the 2003/2004 crop year despite the effects of unfavourable weather conditions.

Based on averages over the same 10 year period, about 67% or 32 million tonnes of grain produced in western Canada is handled by the primary elevator network (including grain handlers such as Agricore United). About 78% or 25 million tonnes of grain handled through the primary elevator network is exported by rail or ocean going vessels through the ports of Vancouver, Prince Rupert, Thunder Bay, Churchill and the St. Lawrence Seaway. Grain production that is not handled through the primary elevator network is sold by producers domestically to millers, maltsters, crushers or feed manufacturers, or is placed into storage.

Handling begins with the transportation of the grain from the farm to the country (or primary) elevator. Either the farmer or the grain handling companies arrange transportation of grain to the country elevator by truck. Grain is purchased by grain handling companies at a country elevator at the primary standard determined by the CGC. The grain is weighed, graded and dockage (an estimate of foreign material, such as weeds, seeds, broken kernels and foreign materials, including other grains) is assessed. The farmer is then issued a cheque for saleable grain delivered, based upon the then current price for the grade, reduced by charges levied for freight, elevation, inspection and other items. Grain may be stored in the country elevator before it is shipped to a domestic customer, such as a flour mill, feed mill, maltster or to a port terminal. At either the country elevator or at the port terminal, grain is cleaned to standards set by the CGC. At unload at the port terminal, all grain is again weighed and inspected by the Company and the CGC. It is also cleaned to export standard, if necessary, and is stored until it is transported to end-use customers. If the grain is shipped for export from a country elevator, it is similarly weighed and inspected by CGC staff as it is loaded onto rail cars. The final certificate issued for each shipment of grain is internationally recognized and accepted as the CGC's guarantee of grain quality and quantity.

Supporting Canada's grain production is a substantial crop production services industry. In the 2003 calendar year, farm operating expenditures in western Canada totalled more than $5.9 billion, including $3.7 billion spent on the principal crop production inputs, consisting of approximately $1.9 billion spent on fertilizer, $1.2 billion spent on crop protection products and $565 million spent on seed.

Regulation

Canadian agriculture, in general, and the western Canadian grain industry in particular, is highly regulated. While provincial regulation plays a role, most of the regulation affecting the grain industry is federal. The principal Canadian federal statutes are the *Canadian Wheat Board Act*, the *Canada Grain Act* (the "Grain Act") and the *Canada Transportation Act* (the "Transportation Act"). Farming and agri-business are also affected by Canadian federal and provincial environmental laws, which impact upon the distribution and retailing of fertilizer and crop protection products.

The Canadian Wheat Board

The principal mandate of the CWB is to market in an orderly manner, in interprovincial and export trade, grain grown in Canada. The precise role of the CWB varies by commodity, by the use to which a commodity is put and by the market into which the commodity is sold. The CWB has a monopoly over the domestic sale of Canadian wheat used for human consumption and barley used for malting purposes. The CWB is also the sole export marketing agency for all Canadian wheat and barley. The grains regulated by the CWB are known as "Board Grains". Grains not regulated by the CWB (principally oats, flax, rye, canola, domestically consumed feed barley and feed wheat, and peas and other special crops) are known as "Non-Board Grains". Linola®, canola and flax are also known as "oilseeds" because they are principally used in the production (also known as "crushing") of edible and non-edible oils, such as Linola oil, canola oil and linseed oil.

The CWB also performs a coordinating role within Canada's grain handling and marketing system by arranging for the sale of Board Grains to domestic and international customers, either directly or through an accredited exporter such as Agricore United. Once sales have been confirmed, it is the CWB's responsibility to ensure that the proper quantity and quality of Board Grains is available for the purchaser at an agreed upon location, principally either at: port terminals in Thunder Bay, Ontario or Churchill, Manitoba; one of several transfer elevators along the St. Lawrence Seaway; one of the west coast port terminals in Vancouver or Prince Rupert, British Columbia; or at another location specified by domestic, U.S. or Mexican end-use customer.

The CWB undertakes many activities aimed at managing the flow of Board Grain from farmer to purchaser, including "delivery" management (through the administration of contract calls for Board Grains), the determination of the quantity and quality of Board Grains available for sale at the port terminals or other locations at which it could be sold and the coordination of the movement of Board Grains by rail to port terminals and domestic or foreign end-use customers (including the allocation of rail cars to grain handling companies so they may ship Board Grains). The CWB also seeks to ensure that grain is in position at port terminals to meet sales commitments.

Grain handling companies, including Agricore United, act as agents in the handling of Board Grains, with typically about 60% of these companies' total grain volume handled on behalf of the CWB, although the trend is to a lower proportion of Board Grains. An area of importance to both farmers and the grain handling companies is the manner in which prices are set and payment is made for Board Grains. Each year, on or before August 1, the CWB, by way of a Government of Canada Order-in-Council, announces the initial price ("Initial Price") for Board Grains. The Initial Price is a form of partial payment to farmers, paid per metric tonne of grain delivered. Pursuant to a handling agreement ("Handling Agreement") with the CWB, grain handling companies determine the price paid to farmers for Board Grains by taking the Initial Price and deducting freight, elevation, inspection and other items. Grain handling companies also collect storage revenue from the CWB for the period of time the Board Grains are stored in their facilities.

Payment of the Initial Price is financed by grain handling companies and paid to farmers on behalf of the CWB. The grain handling companies, in turn, are reimbursed for their financing costs by the CWB once the grain is unloaded at the port terminal or at a CWB domestic, U.S. or Mexican end-user facility. The CWB sells Board Grains throughout the crop year and when a final accounting is done, remits a "final payment" to farmers. The final payment represents the net price achieved from all sales made in a given Board Grain of a particular grade throughout the year, on an averaged or "pooled" basis, less the Initial Price. In the event that the price received by the CWB is lower than the Initial Price paid, the Canadian federal government is required to bridge the shortfall.

At the end of the crop year and the beginning of a new one, grain handling companies handling Board Grains (including Agricore United) perform a two-stage inventory adjustment process. Firstly, on July 31, companies reconcile their Board Grain inventories with the records of the CWB. Differences can occur over time for a number of reasons, including gains and losses from blending, grading and moisture evaporation. On the basis of the valuation of the reconciled inventories, the companies will either pay to or receive payment from the CWB, an amount required to adjust the inventories based on prices in effect on July 31. Secondly, on August 1, the companies will restate their inventories at the new Initial Prices, which results in a payment to or from the CWB, depending on whether the new Initial Prices have increased or decreased. The result of this two-stage inventory adjustment process is to adjust the value of the Company's Board Grains to the new Initial Price that the CWB will pay upon delivery in the upcoming crop year.

Recent Changes

For the crop year ending July 31, 2004, the CWB reduced the percentage of Board Grains (wheat, durum and barley) tendered to grain handlers from 50% to 20% and increased the percentage of grain subject to a general railcar allocation formula from 50% to 80%. As reported by the CWB, the tendering process in place over the preceding three years yielded tendering discounts from grain handlers and reduced costs to the CWB and increased the value returned to farmer producers through the CWB pool accounts (about $34 million in tendering discounts, performance penalties and railway and port volume rebates for the 2002/2003 crop year ended July 31, 2003). With fewer tonnes being tendered, aggregate tendering discounts offered by grain handlers may decline. Individual grain handlers may also experience difficulty in increasing their current share of CWB grain shipments because of the higher proportion of CWB grains shipped under the CWB administered general railcar allocation formula, which is based principally on historical market share.

Tendering Process

To fulfill the requirements under its wheat and barley export program, the CWB calls for tenders from grain handling companies once a week for Board Grains and it may accept bids on any portion of the grain that it puts out to tender. Grain handlers may respond to the tender by indicating how many tonnes of the current requirement it will supply and what tariff or fees for services in supplying the tonnes would be applicable. The lowest grain handling tariff bid is expected to be accepted, subject to the size of the amount tendered (*e.g.*, the CWB may prefer to allocate certain minimum quantities to be delivered to a ship from a single port terminal) and past performance of the company tendering. The successful bidders will receive rail car allocations sufficient to transport the Board Grains from their country elevators to the port terminal.

Rail Car Allocation

Under its revised rail car allocation policy, the CWB allocates rail cars to grain handling companies on a zone basis for the delivery of non-tendered Board Grains. The allocation is based on an equal weighting of (i) the weighted average of the grain handling company's Board Grain receipts during the prior 18 weeks and (ii) the undelivered portion of producer contracts with the CWB for delivery to a particular grain handling company. There are 13 geographic areas that make up the different zones and it is up to the companies to allocate awarded rail cars among country elevators within each zone. The allocation process consists of General Car Awards and Advanced Car Awards, with the key difference being the notice period that the grain handling company receives. Advanced Car Awards are made prior to General Car Awards and make up 20% of the total rail car allotment. General Car Awards make up the remaining 60% of the total 80% rail car allotment. The CWB permits domestic end-use customers to designate the grain handling company that will handle the Board Grains they purchase. In the event that particular grain handling companies have not been provided sufficient rail cars to deliver the Board Grains that have been accepted, the CWB has retained the right to allocate rail cars by train run or station.

Accountability of Grain Handling Companies and the CWB

Under the agency agreement between the grain handlers and the CWB, a grain handling company is responsible for delivering a specified quantity, type and grade of Board Grains within a specified time. Failure to do so will result in financial penalties being assessed against the company, including storage or late vessel loading charges incurred by the CWB because of the company's non-performance. The CWB, on the other hand, is responsible for moving grain out of the port terminal within the allotted time. Failure to do so will result in the CWB being held responsible for any storage charges or additional costs incurred by the grain handling companies that arise from the CWB's non-performance.

Canadian Grain Commission

The CGC is an agency of the Government of Canada, established under the Grain Act. The principal objectives of the CGC and the Grain Act are the regulation of grain handling in Canada and the establishment and maintenance of quality standards for Board Grains and Non-Board Grains. The Grain Act and the regulations thereunder set out parameters for the licensing of grain dealers and licensing the operation of grain handling facilities ("primary elevators"), including such matters as the weighing, grading and treatment of grain, monitoring the condition of inspection equipment and facilities, the certification of grain for export purposes, the regulation of allowable charges (including maximum permitted levels) and financial integrity standards. Operators of grain handling facilities must obtain a licence from the CGC.

Canada Transportation Act

The Transportation Act establishes the legal framework for the transportation of grains in western Canada. Under the Transportation Act, the railways are subject to a limit or "cap" on the total revenues they can generate on the transport of wheat, barley, oats, flax, rye and canola to port terminals. The cap is adjusted annually depending on the volume of grain transported, the average length of haul and inflation. The railways are free to establish freight rates within this overall revenue cap.

In recent years, CN Rail and the Canadian Pacific Railway have decreased the freight discounts available to grain handling companies for multiple car shipments or unit trains. The discounts (where provided) currently range from $0.50 per metric tonne on blocks of 25 cars up to $7.00 per metric tonne on blocks of 100 cars. Grain handlers can book shuttle trains with CN Rail for up to four months in advance of obtaining the orders to load the train. In the case of a regular 100-car unit train, the grain handler obtains the orders to load first and then awaits the first available unit train. Grain companies have rapidly increased the amount of grain shipped under these discounted rates. Approximately 90% of grain traffic is now shipped in blocks of 25 cars or greater, compared to about 15% in 1997 and the Company ships over 95% of its export traffic in multi-car blocks.

Non-Board Grains

Non-Board Grains are subject to the Grain Act and certain Non-Board Grains are subject to the Transportation Act, but are not subject to the *Canadian Wheat Board Act.* As a result, the price paid by grain handling companies to farmers for Non-Board Grains is determined directly by market forces. Grain handling companies make arrangements for the rail transportation of Non-Board Grains to port terminals or directly to end-use customers.

Grain Elevator Consolidation

Over the last decade, the western Canadian grain handling industry has undergone a rapid and significant transformation as a result of grain elevator consolidation. As a result of the abolition of Canadian federal government rail rate subsidies in 1995, subsequent rail line abandonment and the availability of discounts from the railways for loading railcar blocks of 25 or more, Agricore United and other grain handling companies have closed (and are continuing to close) significant numbers of older and less efficient country grain elevators. These conventional elevators have been replaced with new, more efficient, High Throughput Elevators ("HTEs") capable of loading 50 or more rail cars in a 12-hour period. The newer HTEs with large numbers of car spots are capable of handling grain at a much lower cost per metric tonne and achieving significantly higher rates of inventory turns (grain throughput divided by an elevator's storage capacity). Whereas smaller elevators with less than 25 car spots have traditionally achieved below average inventory turns per year, new HTEs have achieved as many as 19 inventory turns in a year. In order to achieve this efficiency, HTEs serve farms within a wide radius of the elevator. However, some commodities lend themselves to handling through a smaller grain elevator, either due to low annual production volume, the special handling required by the commodity or both.

Over the past 40 years, while the volume of grain handled has increased, the number of western Canadian country grain elevators has decreased significantly as part of an ongoing process of rationalization in the industry. The total number of licensed country elevators in western Canada has declined from approximately 5,200 in the early 1960s to 361 as at August 1, 2004 and grain handling industry primary elevator storage capacity has decreased from approximately 10.2 million metric tonnes in the early 1960s to approximately 5.1 million metric tonnes as at August 1, 2004.

However, despite the decrease in the number of country grain elevators and in industry storage capacity, the annual throughput or handling capacity (the volume of grain that can be handled in a crop year) of the western Canadian grain handling industry increased significantly during the four years preceding the 2001 and 2002 droughts. The current western Canadian grain handling shipping capacity significantly exceeds Canada's average annual production of 51.1 million tonnes of major grains over the ten crop years ending July 31, 2001. However, the flow of grain into and out of the elevator system can be subject to seasonal peaks, particularly during or shortly following harvesting and it is necessary for the industry to carry sufficient elevator storage and shipping capacity to handle such peaks. The Company also believes that, to the extent there may be excess industry shipping capacity, it may promote further consolidation of the western Canadian grain handling industry.

Western Canadian Livestock Industry

Western Canada's livestock industry has been the area of agriculture that delivered the most consistent growth in farm receipts in the decade leading up to the drought in 2002, the discovery of disease in livestock and poultry in 2003 and 2004 and the impact of a strengthening Canadian dollar since 2003. Western Canadian farm cash receipts from animal agriculture increased from $5.8 billion in 1995 to $7.8 billion in 2003, the most recent year for which statistics are available, representing 41.9% of total farm receipts. This total was divided between beef ($4.4 billion), hogs ($1.5 billion), dairy ($1.1 billion) and poultry ($774 million). Growth in the livestock industry has been driven by growth in domestic and export demand. The majority of western Canadian beef and hog production is exported. Dairy and poultry markets are primarily domestic in nature, as supply management boards mandated by Canadian federal and provincial governments govern them.

Western Canada is one of the world's lowest cost areas for production of high quality grain-fed pork and beef. This competitive advantage is driven by an ideal climate for rearing hogs and beef, by normally abundant and competitively priced feed grains, and by the availability of expertise and capital for these business ventures. Domestic demand for poultry and dairy has benefited from population growth and increased per capita consumption. Although less significant, western Canada has also seen increased farm-raised game, bison, horse and exotic animal production.

The major cost component in all livestock sectors, after the base cost of the animal, is feed. Western Canada is typically a surplus production area for feed grains and oilseeds used in feeding livestock. In addition, as secondary processing of primary agricultural commodities like canola, wheat and potatoes has grown, so has the availability of by-products from these industries for livestock production.

Feed Industry

The feed industry has also undergone growth over the last decade primarily due to growth in export demand in the beef and hog sectors coupled with significant growth in the poultry sector. Western Canadian farmers spent approximately $2.2 billion on livestock feed products during the 2003 calendar year. The feed industry has experienced consolidation in the past 10 years. As a result there are currently only six major livestock feed companies operating in more than one province in western Canada. Local feed suppliers are gradually being absorbed by the major companies or are closing if their scale is too small or their facilities become obsolete. In order to meet the demands and specifications of producers and consumers, feed manufacturers are becoming more sophisticated with increased focus on animal nutrition, quality assurance and automation of the manufacturing processes.

Feed suppliers fall into one of two major categories: manufacturers of complete feeds and supplements, and manufacturers of pre-mixes. Manufacturers of complete feeds and supplements provide complete feed formulations, usually also accompanied by additional manufacturing processes. These feeds and supplements typically contain all or a significant portion of the total nutritional requirements of the livestock being fed. Manufacturers of pre-mixes supply a base mix of vitamins and minerals to livestock producers who do their own complete feed manufacturing.

The manufacture of complete feeds and supplements has grown over the past decade. This growth has been fuelled by feed company involvement in livestock financing and/or ownership. In addition, an earlier trend to on-farm feed production has been limited by the advent of larger, more cost effective feed mills which can compete with on-farm milling. Also, recent growing consumer concern over food safety has resulted in regulatory changes with which on-farm feed manufacturing operations may have difficulty complying.

As a result of the 2002 drought (see "General Development of the Business" and "Risk Factors – Poor Weather Conditions"), livestock producers began liquidating beef cattle on feed in the fall of the 2002 calendar year, which negatively impacted manufactured feed sales through much of the 2003 calendar year. The discovery of a single case of BSE in Alberta in May 2003 and the subsequent resistance of the U.S. to re-open the border to the import of Canadian live cattle has contributed to a slow recovery of the livestock industry in western Canada and in particular the number of beef cattle on feed. The discovery of avian flu in several poultry operations in British Columbia in February 2004 resulted in a de-population of the affected barns (see "General Development of the Business" and "Risk Factors – Diseases and Other Livestock Industry Risks").

In October 2004, the U.S. Department of Commerce imposed a preliminary anti-dumping tariff of 14% on the import of Canadian live and slaughtered weanlings and hogs on the basis that Canadian producers were selling into the U.S. market below the cost of production. A parallel investigation by the Department of Commerce concluded that federal and provincial subsidies were not sufficient to warrant imposing a further countervailing duty on Canadian hogs and weanlings (see "Risk Factors – International Trade and Political Uncertainty").

Agricore United's Business

Agricore United provides a wide range of goods and services to western Canadian farmers, as well as marketing agricultural commodities domestically and internationally. The Company provides the customer with a "pipeline" of goods and services, helping farmers through the stages of the production and marketing cycle in crops and livestock. The Company's principal business activities are grain handling and merchandising, crop production services and livestock services.

Agricore United had four reportable operating segments in the fiscal year ended October 31, 2004: grain handling and merchandising, crop production services, livestock services, and financial markets and other investments. On September 30, 2003, the Company sold the assets of its Farm Business Communications business segment.

Consumer awareness and concern over food safety and "traceability" is a developing trend. The Company has established a number of processes to track and identify crops at every stage of production, from seed to customer to meet international standards, including HACCP – the internationally recognized system of quality control for food safety – and ISO 9000 certification for the processing and export of grains, oilseeds and special crops. ISO 9000 registration and HACCP compliance are verified by third-party audits.

Grain Handling and Merchandising

Agricore United's grain handling and merchandising business encompasses commodity procurement provided through the Company's network of 85 country grain elevators and 109 stand-alone crop production centres; port terminal services provided through the six port terminals which the Company owns or in which it has an interest; and grain merchandising. The Company also handles and merchandises special crops. The Company is western Canada's largest grain handling and merchandising company by volume, with an approximate 35% share of western Canadian grain handling volume representing sales and revenue from services of $2,042 million (2003 - $1,640 million).

Country Grain Elevators

At October 31, 2004, the Company owned a system of 85 country elevators located throughout the crop growing regions of Manitoba, Saskatchewan, Alberta and northeastern British Columbia. The Company's country elevator network includes 47 HTEs, 2 joint venture HTEs, 33 conventional elevators and 10 special crop facilities which are registered ISO 9001:2000 and HACCP compliantOver the ten years ended October 31, 2001, the Company had undertaken a substantial infrastructure renewal capital expenditure program to upgrade and replace older, smaller country elevators with new, more efficient, HTEs at strategic locations. These HTEs are capable of loading a minimum of 50 rail cars within a 12-hour period, while the older, smaller country elevators typically were capable of loading less than 20 rail cars in the same time period. The Company's 50 car-spot HTE's are scalable and may be expanded to 100 car-spot HTE's as market conditions warrant. Apart from certain strategic storage capacity expansion projects currently being undertaken or recently completed, the Company has completed its infrastructure renewal capital expenditure program.

The Company's share of storage capacity at August 1, 2004 was 24% compared toits 35% share of grain shipped during the year ended October 31, 2004. The following table sets out information regarding the Company's system of country elevators:

	High Throughput Elevators[1]		Conventional Elevators	
Province	Number	Storage Capacity[2]	Number	Storage Capacity[2]
Manitoba	15	248,000	9	56,880
Saskatchewan	12	268,200	17	105,870
Alberta	20	471,725	9	48,900
British Columbia	-	-	3	22,300
Total	47	987,925	38	233,950

(1) Country elevators capable of loading 50 or more rail cars in a 12-hour period.
(2) Metric tonnes.

Unlike a number of its competitors, the Company has a large, geographically dispersed and strategically located country elevator network. The Company believes that the size and scope of its country elevator network positions it to achieve the throughput volumes required to permit the Company to be a low cost provider of grain handling services. In addition to competing for grain handling volumes on the basis of price and service, the Company secures additional grain handling volumes, in some cases, by contracting with farmers early in the crop year, or even before planting. In some cases, the Company also pays trucking premiums to farmers who transport their grains longer distances to the Company's country grain elevators. During the year ended October 31, 2004, the Company handled 10 million metric tonnes of grain. Grain handling volumes are expected to be higher in the 2005 fiscal year based on Statistics Canada production estimates for the 2003/2004 crop year. As a result of the recent changes to the tendering and rail car allocation process implemented by the CWB, the Company believes that the changes to the marketplace will continue to favour low cost grain handling service providers, although they may also prolong the ongoing process of industry consolidation.

Agricore United has an agency agreement with the CWB entitling it to handle Board Grains for which it receives tariffs set by the Company (and notice of which is provided to the CGC). In the case of Non-Board Grains, the farmer receives payment from Agricore United equal to the market price at export position for the particular grain and grade delivered, as determined by the Company, less certain charges. Generally, charges are the same as those levied on Board Grains, but also may include a "basis" deduction to account for differences between the cash and futures market prices for a commodity and imputed carrying charges (such as interest) which are payable to the Company.

Grain may be stored in the elevator for some time before it is shipped to a domestic, U.S. or Mexican customer, such as a flour mill, feed mill, maltster or to a port terminal. At both the country elevator and the port terminal, blending of the grain can occur. Handling, blending and storage are key factors under the Company's control affecting margins and profitability. Grade gains are a significant and more variable factor and are derived by blending grains which are below, with grains that are above, the primary standards so as to allow the aggregated mix to meet the minimum standards. The Company may also recover or lose grain through the cleaning process.

It is customary for country elevators to undergo a periodic "cut-off" to reconcile actual inventory by grade with perpetual inventory records. To the degree that weights and grades at the time of the reconciliation exceed the weights and grades at the time of purchase, the Company realizes additional revenues. The general level of grain prices and the price differences between grades can also affect the Company's revenues.

Port Terminal Services

For offshore customers, or to the extent that its country elevators cannot ship to export standard, the Company's port terminal services business links its country elevators with customers, providing processing and logistics services to ensure timely delivery of grain to fulfill the CWB's, the Company's and/or other exporters' sales commitments. Five of the Company's port terminals are registered to ISO 9001:2000 and are HACCP compliant.

The following table sets out information regarding the port terminal operations in which the Company has an interest:

Port Terminal Location	Storage Capacity[1]	12 Months Ended October 31, 2004 Receipts[1]	% Ownership
Vancouver, BC (AUV Terminal)[2][3]	102,070	1,095,000	100%
Vancouver, BC (Cascadia)[3][4]	282,830	3,375,000	50%[5]
Vancouver, BC (Pacific Terminal)[2][3]	199,150	468,000	100%[6]
Prince Rupert, B.C[4][8].	209,510	886,000	45.3%[7]
Thunder Bay, Ontario (Terminal A)[3][8]	231,030	1,390,000	100%
Thunder Bay, Ontario (Terminal S)[3]	167,000	428,000	100%

(1) Metric tonnes.
(2) The Company has an agreement with the Commissioner of Competition to divest of a port terminal in Vancouver ("General Development of the Business" and "Risk Factors – Competition Matters Related to the Merger").
(3) HACCP compliant and registered for ISO 9001:2000 quality standards for port terminal handling of grains, oilseeds and special crops.
(4) Receipts for are shown at 100%. The Company's share of these receipts is based on its throughput.
(5) Cargill Limited holds the remaining 50% ownership interest.
(6) The Company is the beneficial owner of 100% of the terminal having entered into a binding letter agreement to acquire the remaining 30% from Saskatchewan Wheat Pool ("SWP").
(7) The remaining 54.7% interest is held by SWP. (24.0%), Cargill Limited (15.8%) and James Richardson & Sons Ltd. (14.9%).
(8) This port terminal handles primarily Board Grains.

The Company has the western Canadian grain industry's largest grain handling capacity at the Port of Vancouver. The Company currently has more than sufficient capacity at the Port of Vancouver to handle all of the grains and special crops it sources in western Canada that are to be shipped through the Port of Vancouver.

Grain transported by rail from country elevators to a port terminal is unloaded, cleaned to export standards (if necessary) and stored, prior to being loaded onto ships. The CGC officially weighs and inspects all grain that is unloaded at a terminal elevator and issues a "Terminal Outturn'' that assesses weighing, inspection, and cleaning charges. Dockage is removed during the cleaning process and cleaning charges are earned at this time. The material removed during the handling process is passed through a reclamation system to produce by-products. Some by-products (feed screenings and mixed feed oats) are sold "as is", and the remaining refuse screenings are pelletized and sold domestically and/or internationally as feed inputs. Revenues from the sale of by-products can vary substantially depending on the underlying values of grain commodities with which they compete.

Clean, graded grain is stored until it is required to be loaded onto a ship or rail car. During the shipping process, the CGC officials weigh and inspect the shipment and at completion, provide a final certificate to the customer. The Company collects elevation charges from the shipper of the grain (CWB for Board Grains, other exporters for Non-Board Grains) when the ship or rail car has been loaded.

As is the case with country elevators, port terminals have the potential to blend and mix different grades of grain to enhance the overall quality of grain and its value. The reconciliation of actual inventories to reported stocks occurs at least once every 30 months (as required by CGC regulations).

Grain Merchandising

The Company's grain merchandising business focuses on the development of domestic and export markets for grains handled by the Company. The first aspect of this business is primarily a trading function consisting of establishing relationships with farmers and end-use customers. The Company's domestic and international sales force works with end-use customers to co-ordinate the delivery of the particular type and grade of grain required by the end-use customer at a particular time. The Company has established relationships with numerous end-use customers, both domestically and internationally, including ADM and Marubeni Corporation in Japan. Agricore United, as an accredited exporter, also markets Board grains on behalf of the CWB. Although the Company has foreign operations in the United States and Japan, it is not dependent upon these foreign operations.

The second aspect of grain merchandising is logistics. The Company's logistics capabilities permit it to utilize its network of country elevators and port terminals to efficiently meet end-use customers' needs. The Company co-ordinates timely transportation and delivery of required grains to the Company's strategically located HTEs. The Company's logistics ability and country elevator capacity allows it to load many rail cars rapidly and move grain quickly to the port terminals in which the Company has an interest. By shipping most of its grains in multi-car blocks, the Company is able to take advantage of significantly reduced freight rates consistent with shipping greater volumes, ensuring that the Company is able to fulfil specific market needs and providing customized "just-in-time" service to end-use customers.

The final aspect of grain merchandising is risk management in respect of the Company's Non-Board Grain inventories, which generally is accomplished by hedging in commodities futures markets and managing the Company's inventory positions (see "Risk Management – Inventories").

Agricore United is also a marketer of beans and special crops. This business handles pinto, pink, great northern, small red and black beans, and operates processing plants at Taber and Bow Island, Alberta. As well, the Company operates bean and lentil processing facilities at Carman, Manitoba and Ray, North Dakota together with marketing offices at Lethbridge, Alberta; Carman, Manitoba; Minneapolis, Minnesota; and Lewiston, Idaho. Agricore United's bean business offers flexible contracting options, agronomic advice and field support to over 350 contract bean growers across western Canada. The Company's bean and special crops business also provides producers with a source for marketing other special crops, principally edible and feed peas, chick peas, mustard, specialty oats, lentils, canary seed, sunflowers and safflowers.

The Company owns Demeter (1993) Inc., a North American mustard contractor, processor and marketer with a 15,000 metric tonne mustard seed processing facility in Minneapolis, Minnesota that cleans and processes mustard purchased from a network of growers across the Great Plains of North America for sale to consumers of yellow, brown and oriental mustards around the world. The Company also owns mustard seed processing facilities in Warner, Alberta and Melville, Saskatchewan as well as 50% of Alberta Industrial Mustard Company Limited, which produces a processed mustard product.

The Company's grain handling and merchandising earnings fluctuate in relation to the amount of grain handled and the margin earned on merchandising Non-Board Grains. The volume of grains handled impacts the Company's profitability more directly because approximately 56% of the grains handled are Board Grains on which set tariffs are earned.

Crop Production Services

Agricore United is the largest retailer of crop inputs in western Canada with sales of over $754 million for the 12 months ended October 31, 2004 (2003 - $856 million) from about 200 locations, including 109 stand-alone crop production centres. The Company's crop production services business typically provides higher margins than its grain handling and merchandising business.

The Company's crop production services business provides farmers with crop nutrition products, crop protection products, seed, agronomic services and other crop production products through the Company's network of country elevators and stand-alone crop production centres. Product distribution is supported by a series of three central warehouses located in Manitoba, Saskatchewan and Alberta registered to ISO 9001:2000 standards. The Company's crop input sales have remained strong, even through recent difficult years for the western Canadian agricultural industry.

The Company's crop production services include providing extensive agronomic information enabling customers to make informed crop input decisions, offering customized application of products and arranging for financing for customers purchasing crop inputs from the Company (see "Financial Markets & Other Investments – Financial Markets – Agricore United Financial and Unifeed Financial").

Crop Nutrition Products

Agricore United is a major distributor of fertilizers in western Canada. The Company also has an investment in fertilizer manufacturing, and access to a stable source of fertilizer supply, through its minority interest in Canadian Fertilizers Ltd. ("CFL"). The Company owns 57% of Western Cooperative Fertilizers Ltd. ("Westco"), a co-operative that, in turn, owns a 34% interest in CFL.

CFL manufactures fertilizers at a world-scale urea and ammonia plant in Medicine Hat, Alberta and supplies about one-third of the needs of Westco's members and customers. Westco has the right to purchase nitrogen fertilizers from CFL at cost under the Members Nitrogen Agreement ("MNA") and sells nitrogen and other fertilizers to the Company and others on a wholesale basis. The MNA has an indefinite life subject to a rolling one-year cancellation notice period. Westco is a co-operative and its income is allocated to its members based on patronage.

The Company distributes fertilizer throughout western Canada through its network of country elevators and crop production centres. Fertilizer is a commodity that is sold on an unbranded basis. Typically, fertilizer is purchased in standard or "straight" grades and blended by Westco or the distribution facility to meet the various specific nutrient requirements of the customer. These requirements vary depending on a number of factors, including past fertilization practices, natural soil fertility and crop rotations. Requirements are determined through soil sampling and analysis. Competitive prices and the ability to secure a stable source of supply are key competitive factors. The Company minimizes its overhead costs by selling crop nutrition products and services through its existing country elevator and farm service centre network and is able to utilize Westco as a stable, cost-effective source of supply. The western Canadian retail market for fertilizer amounts to approximately 3.9 million metric tonnes annually. The Company estimates its share of this market is about 25.2%.

Crop Protection Products

Agricore United is a significant distributor of crop protection products in western Canada. The Company offers over 250 crop protection products including weed control, insecticides and seed treatment. The Company owns or leases three chemical distribution warehouses across western Canada and retails chemicals through its network of country elevators and crop production centres. While most crop protection products are sold directly to farmers through the Company's retail distribution network, the Company in some cases also provides custom application services using equipment owned or leased by the Company. Agricore United complies with the environmental protection standards of the Agricultural Warehousing Standards Association (the "AWSA") through its network of the AWSA compliant warehouses at most of its country elevators and farm service centres, representing about 546,000 square feet of storage in the aggregate.

While older products continue to be replaced with improved ones, the overall size of the $1.2 billion market for crop protection products in western Canada has not grown significantly in recent years. The Company estimates that its share of this market is about 24.6%. The major grain handling companies and independent retailers compete in this segment. While this industry segment has historically been fragmented, in recent years there has been considerable consolidation as a result of the increasingly stringent environmental protection requirements imposed by AWSA and similar warehousing standards for the storage of crop protection products.

Seed

Agricore United's varietal seed business has historically grown rapidly. Growth in this business has been fuelled by a combination of better seed varieties resulting from scientific advances, legislation granting proprietary rights to breeders that develop new seed varieties, and educational and marketing programs, increasing awareness and demand for varietal seed.

Agricore United is one of the largest distributors of seeds in western Canada, with numerous proprietary and publicly available seed varieties. The Company is involved in varietal seed development through several strategic alliances or other arrangements with leading breeding companies. The Company also expends about $4 million per year on the development of varieties of wheat, malt barley, oats, Linola and other seed products. Following the registration and approval of a particular variety by the Canadian Food Inspection Agency, the Company brings the new seed product into commercial production. The Company's business strategy continues to focus on retail distribution of seed while continuing to access seed technology through new and existing strategic relationships.

Livestock Services

The Company is engaged in the livestock services industry with the manufacture and marketing of livestock feed products under the trade name Unifeed™, through its wholly-owned subsidiaries Unifeed Limited and Hart Feeds Limited ("Hart Feeds"), and through its complementary Unifinance secured financing programs and Unipork commercial hog program. The Company also arranges for financing for livestock services customers purchasing feed from the Company (see "Financial Markets & Other Investments – Financial Markets – Agricore United Financial and Unifeed Financial"). The Company's livestock services business typically provides higher margins than its grain handling and merchandising business.

Since 1993, when the Company embarked upon a major restructuring of its livestock services business operations, its livestock feed manufacturing has seen significant growth. This increase is attributable, in part, to the acquisition of Hart Feeds in 1995, the acquisition of Unifeed Chilliwack (formerly Pro Form Feeds, a division of Agro Pacific Industries Ltd.) in 2001, the completion of a replacement feed mill in Olds, Alberta in 2000, the acquisition of Vertech Feeds Ltd. in 2004, the completion of a replacement feed mill near Edmonton, Alberta in 2004, and the expansion and modernization of the Company's remaining feed mills.

The Company produces complete feeds and supplements at eight feed mills and two pre-mix manufacturing facilities. The eight feed mills and the two pre-mix facilities comply with all federal regulations and are HACCP certified or compliant.

The following table sets out information regarding the Company's feed mills and pre-mix facilities:

Name and Location	Current Volume[1]	Nominal Capacity[1]
Unifeed Chilliwack, British Columbia	185,000	200,000
Unifeed Armstrong, British Columbia[2]	66,000	70,000
Unifeed Edmonton, Alberta[2][3]	99,000	150,000
Unifeed Edmonton Premix, Alberta	12,000	15,000
Unifeed Olds, Alberta[2]	74,000	200,000
Unifeed Lethbridge, Alberta[2]	297,000	250,000
Unifeed Red Deer, Alberta[2][4]	17,000	50,000
Unifeed Somerset Premix, Manitoba	1,900	4,000
Unifeed Carman, Manitoba	48,000	90,000
Hart Feeds, Manitoba	85,000	90,000

(1) Metric tonnes. For the 12 months ended October 31, 2004.
(2) Includes grain and feed ingredients brokered on behalf of customers.
(3) The new Edmonton Mill was opened August 2004 with nominal capacity of 150,000 metric tonnes compared to the former mill's nominal capacity of 90,000 metric tonnes.
(4) The Company acquired this facility in February 2004 (see "General Development of the Business").

The Company's livestock feed products generally are delivered in bulk to farmers by truck directly from the feed mills or pre-mix facilities. In addition, the Company distributes smaller quantities of bagged feed products through Company-owned retail outlets at most of the Company's feed mills and pre-mix facilities and through independent dealers located primarily in Alberta and British Columbia.

The Company sells its livestock feed products and derives additional revenue from interest and financing fees in connection with its Unifinance secured financing programs. Under these programs, the Company provides secured financing to credit-worthy livestock operations for purchases of livestock, feed inputs, capital investments and credit consolidation. Borrowers under the Unifinance secured financing programs are required to purchase their livestock feed product requirements from the Company. As at October 31, 2004, the Company had approximately $27 million invested in such secured financing arrangements.

The Company also sells its livestock feed products and commercial swine stock and brokers hogs under its Unipork commercial hog program. Under this program, the Company offers the opportunity for operators of sow farms (which raise pigs to 18 or 50 pounds), nursery farms (which grow pigs from 18 to 50 pounds) and hog finisher farms (which grow pigs from 50 pounds to commercial weights) to stabilize cash flows through the market cycle by providing the producer with a financing program which provides a stable market price for their products under revolving contracts with minimum terms of six years. These contracts are automatically extended, if necessary, until all amounts paid to the operator as a result of the cash flow management mechanism are repaid to the Company. Producers participating in the Company's hog cash flow stabilization program are required to purchase their livestock feed product requirements from the Company. During the 12 month period ended October 31, 2004, approximately 314,000 market hogs were raised and approximately 151,000 metric tonnes of feed products were sold, under this program.

In addition, the Company has a 32% ownership interest in The Puratone Corporation ("Puratone"), a company engaged primarily in commercial hog production and complete feed production. Puratone produces over 500,000 commercial hogs each year and manufactures approximately 250,000 metric tonnes of feed in 4 locations.

The impact on the Company's hog customers and Puratone of the recent U.S. Department of Commerce preliminary anti-dumping tariff on the importation of Canadian hogs has not yet been determined (see "General Development of the Business – Industry Trends and Developments – Imposition of Anti-dumping Tariffs on Hogs", "Risk Factors – International Trade and Political Uncertainty" and "Risk Factors – Credit Risk").

Financial Markets & Other Investments

Financial Markets

Agricore United Financial and Unifeed Financial

Through Agricore United Financial, the Company acts as an agent for a Canadian Schedule One chartered bank that extends unsecured trade credit at competitive rates to customers of the Company's crop production services business. The sale of crop inputs peaks in May, June and July as new crops are sown, with a significant portion being credit sales. Payment terms typically extend to October 25 of the same year and February 25 of the following year to coincide with settlement from the proceeds of crops harvested and delivered into the country elevator system. As a result, eligible customers benefit from financial products that accommodate their cash flow requirements and provide a broader range of financing options than were previously offered by the Company. The Company continues to directly manage the customer relationship and receives an agency fee for performing front-end credit review and management services. During the 2004 fiscal year, the approved credit offered under this financing vehicle exceeded $1 billion with customer usage peaking at $371 million at June 30, 2004. As a result, the Company's short-term borrowing requirements have been significantly reduced.

In December 2003, the Company together with the same Canadian Schedule One chartered bank introduced a new financial product to customers of its livestock services business under the brand name Unifeed Financial. Unifeed Financial offers secured loans to customers to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. During the 2004 fiscal year, the approved credit offered under this financing vehicle exceeded $37 million with customer usage peaking at $12 million at October 31, 2004.

Under these programs, the Company expects to continue to significantly reduce the amount of credit or credit support it directly provides to farmers in connection with its crop production and livestock services businesses. As a result, the Company benefits by reducing its borrowings to finance customer purchases thereby lowering financing costs. Sales financed by Agricore United Financial are immediately funded and essentially represent "cash sales" to the Company.

Foreign Exchange Trading

As a significant portion of the Company's net revenues are effectively denominated in U.S. dollars, the Company uses forward exchange contracts and options to hedge this exposure. It is impossible to be completely hedged against foreign exchange movements because of the size of forward exchange contracts and the timing of receipt of hedged currencies. Since the mark to market of net forward exchange contracts impacts earnings, the Company maintains an internal policy imposing strict limits on the amount of net forward exchange contracts owned by the Company at any given time.

Other Investments

Agricore United also has interests in a number of complementary businesses and investments related to the western Canadian agricultural industry, primarily the Company's ongoing equity interests in an insurance company and insurance brokerage firm.

Competition

The agricultural businesses that the Company serves are global and competitive, with commodity prices determined by global supply and demand and other factors beyond the Company's control. Although one of Canada's leading agri-businesses, the Company is a relatively small participant in the global agricultural industry.

The western Canadian agricultural business is also highly competitive. However, with respect to the Company's three principal business activities, it is western Canada's largest grain handling and merchandising company by volume, western Canada's largest crop production services provider and one of western Canada's largest manufacturers and suppliers of livestock feed products.

The Company estimates that its grain handling and merchandising business accounts for approximately 35% of the western Canadian grain handling industry. The Company's grain handling and merchandising business has numerous competitors including SWP, James Richardson International (Pioneer), Cargill Incorporated, Paterson GlobalFoods Inc., Parrish & Heimbecker Limited, Louis Dreyfus, ConAgra Foods Inc., and other smaller companies. SWP operates primarily in Saskatchewan. Pioneer, Cargill Incorporated, ConAgra Foods, Inc., Louis Dreyfus and Paterson GlobalFoods Inc. each have strengthened their position in western Canada, and several smaller competitors and new farmer-owned inland terminals have been established, principally in Saskatchewan. However, unlike a number of the Company's competitors, the Company's elevators are geographically dispersed across western Canada broadening its access to the market, the variety of grains it can source and minimizing its risk from poor weather in particular regions. The Company believes the principal factors on which its grain handling and merchandising business competes are price and service. The Company believes that it competes favourably on these factors.

The Company's crop production services business competes against other grain handling companies, international seed companies and numerous independent retailers in supplying crop nutrition products, crop protection products and seed to farmers. The marketing of a variety of distinctive new seed products, sold under the Proven Seed brand, combined with attractive contracting and financing programs and crop management services offered to farmer-customers, differentiate the products and services provided by the Company.

The Company's livestock services business competes with public and private grain and feed companies and independent retailers, including the other five major firms operating in more than one province in western Canada, which are: Cargill Limited (Nutrena Feeds), Federated Co-operatives Limited, Maple Leaf Foods Inc. (Landmark Feeds), Masterfeeds and Ridley Canada Limited (Feed Rite). Competition is strong and there is ongoing consolidation of the industry through mergers, acquisitions and mill shutdowns.

Employees

At October 31, 2004, the Company employed 2,788 full-time equivalent staff, a reduction of 819 full-time equivalent staff since the completion of the Merger and an increase of 60 full-time equivalent staff over the same time last year.

The number of the Company's employees employed in each of its principal businesses is as follows: grain handling and merchandising – 1,160; crop production services – 1,079; and livestock services – 283.

Approximately 11.7% of the Company's employees are unionized. The following table sets out information regarding the Company's principal unionized labour group units as at October 31, 2004:

Employee Group	Location	Employees	Union	Agreement Expiry Date
Port terminal services	Vancouver, BC	235 (1)	Grain Workers Union	December 31, 2005
Port terminal services	Thunder Bay, Ontario	66	United Steelworkers of America	January 31, 2006
Feed mill	Armstrong, BC	13	International Union of Operating Engineers	November 20, 2004(2)
Seed plant	Edmonton, Alberta	11	United Food and Commercial Workers	March 31, 2005

(1) Includes 96 employees employed by Cascadia Terminal. The Company owns 50% of Cascadia Terminal.
(2) As of the date hereof, negotiations for a new agreement are still in progress.

Agricore United is committed to upholding the principles of employment equity and operating in compliance with Canada's *Employment Equity Act.* In addition to its legal obligation, the Company recognizes a moral obligation to treat all individuals fairly and with respect. The Company believes it benefits from having a diversified workforce as each individual's background and experience adds unique perspectives and skills to the Company's operations.

Agricore United's Code of Business Conduct provides rules and guidelines for individual employee behaviour including: complying with all applicable laws, regulations and company policies; performing work duties and conducting business relationships with integrity, honesty and fairness; avoiding all conflicts of interest; fostering a work environment based on trust, respect and open communication; maintaining a safe and secure workplace; protecting the environment; sustaining a workplace culture defined by ethical conduct; and aligning activities to support the Company's corporate values.

Environmental Regulation

The Company is subject to extensive federal, provincial and municipal environmental, health and safety laws and regulations relating to air emissions (*e.g.*, grain dust), wastewater discharges, the use, handling, storage and disposal of hazardous substances (*e.g.*, pesticides and fertilizers), and the remediation of contamination. The Company believes that its operations are currently in substantial compliance with all such material laws and regulations and that it has in place environmental and occupational health and safety management systems to facilitate such compliance. A key aspect of these systems is the performance of annual environmental and occupational health and safety audits.

The Company's current and former operations are also subject to environmental remediation laws that can impose liability for the cost of the remediation of contamination in connection with such operations. Other than with respect to Westco discussed below, the Company is not aware of any environmental liability that is expected to have a material adverse effect on its business, results of operations or financial condition. The Company's majority-owned subsidiary, Westco, is responsible for the decommissioning, remediation and reclamation costs of two of Westco's former fertilizer production facilities in Calgary and Medicine Hat, Alberta. In 1995, based on an independent environmental consultant's report, Westco reported a $61.5 million charge against earnings for estimated decommissioning, remediation and reclamation costs at such facilities. In June 2000, Westco, with the assistance of independent environmental consultants, developed conceptual reclamation plans for such facilities based on environmental site assessments, site-specific risk data and currently available technologies. Based on these more detailed plans, Westco developed an updated cost estimate of a base case of $51 million (which included potential remediation liability associated with a portion of the Calgary site that Westco leases to Earth Science Extraction Company), resulting in a $10.5 million reduction to the 1995 provision. In October 2001, an independent environmental consultant estimated that Westco's $51 million cost estimate might be $3 million higher with respect to long-term monitoring costs at the facilities and the remediation of the Earth Sciences Extraction Company leased site, for a total of $54 million. It was the independent environmental consultant's opinion that Westco's alternate case total that was developed in June 2000 of $70.1 million represented a low probability, conservative outcome. The unexpended liability at October 31, 2004 was $32 million and Westco expects to expend about $4.6 million over its fiscal year ending June 30, 2005. Agricore United has provided for its proportionate share of Westco's expected environmental liability. The Company recorded a further provision of $5 million for other long-term liabilities in connection with the Merger to provide more fully for its proportionate share of this and other similar potential liabilities.

The Company anticipates increased expenditures of both a capital and an expense nature as a result of increasingly stringent environmental, health and safety laws and regulations, as well as increased enforcement of such laws and regulations. Based on its understanding of existing and proposed environmental, health and safety laws and regulations, the Company does not believe that such increased expenditures will have a material adverse effect on the Company's earnings and competitive position. The Risk Review Committee of the board of directors of the Company reviews and monitors the management of the Company's environmental and employee health and safety risks.

Risk Management

In the conduct of its business, the Company faces a number of significant risks, including those related to variations in grain handling volumes, adverse movements in the price of Company-owned grain inventories, environmental, health and safety risks, foreign currency positions (primarily denominated in U.S. dollars), as well as the risk of catastrophic losses on inventories and facilities from fire and other perils. The Company's Corporate Risk Management Committee (comprised of the Chief Executive Officer, Chief Financial Officer, Chief Risk Officer and other senior managers), under the oversight of the Risk Review Committee of the board of directors of the Company, monitors its exposure to risk.

Insurance

On January 1, 2003, the Company instituted an agreement for a grain volume insurance program commencing with the 2003/2004 crop year through the 2005/2006 crop year. In January 2004, the Company also entered into a new integrated insurance program that covers the business and assets of the Company and provides supplemental grain volume insurance in addition to the coverage provided by the grain volume insurance program described above. The Company also continues to purchase a variety of other insurance coverage (property, general liability, marine cargo, charterers' liability and environmental liability insurance) through a subscription of underwriters arranged through one of its subsidiaries. Further, the Company carries insurance coverage for its directors and officers and fiduciary responsibilities under employee benefit programs. Other insurance agreements include a variety of fidelity and performance bonds, certain professional errors and omissions coverage and other specific insurance to address identified risks or to meet statutory and regulatory requirements.

The Company's grain volume insurance program and integrated risk insurance program provide a significant amount of protection against revenue losses due to a specified decrease in grain handling volumes. Under the grain volume insurance program, the Company is permitted to make a claim, subject to indemnification provisions, policy limits and deductibles, for its grain handling volume-related losses if industry grain shipment volumes fall more than 2.8 tonnes below the trailing five-year average of industry grain shipment volumes (see "Risk Factors - Poor Weather Conditions").

Inventories

Approximately 56% of the grain handled by the Company are Board Grains. Since the Initial Price paid by the Company to farmers on behalf of the CWB is reimbursed in full together with a recovery for financing charges incurred, the resulting amounts due to the Company for Board Grain inventories purchased on behalf of the CWB are not generally subject to price fluctuation.

The Company is subject to the risk that it may handle Board Grains in a manner that results in physical loss, a loss of grade or that the price relationship between or within grades may change mid-year. In such circumstances, the Company may revise the grades of grain recorded as their inventory by the CWB prior to any price change between grades. These adjusted grades then become the basis for the calculation for the price change. The CWB may make price changes between grades within 45 days of the Company's report. This limits risk to activity for the 45 days. Other than in these circumstances, the Company is fully protected by the CWB for changes in the general level of prices for Board Grains.

Where practicable, purchases of Non-Board grains for the Company's own account are hedged against future sales contracts or on regulated futures markets utilizing futures contracts. The Company is a member of the Winnipeg Commodity Exchange where futures contracts are traded in certain Non-Board Grains. The Company also utilizes other regulated futures markets, such as the Chicago Board of Trade, from time to time as required and utilizes the services of members of those exchanges for a fee.

It is impossible to be completely hedged against Non-Board Grain price movements because of the size of futures contracts and time constraints. The Company maintains an internal policy imposing strict limits on the amount of hedgeable Non-Board Grain inventory owned by the Company at any given time. As a result, the degree to which the Company is at risk for its own hedgeable Non-Board Grains at any time is relatively small and poses no material risk to the Company.

Certain commodities traded for the Company's account, such as mustard and forage crops, cannot be hedged on a futures market, as no regulated markets exist for these commodities. Wherever practicable, margins between purchase price and sales price are locked in by "back-to-back" buying and selling.

Environmental, Health and Safety

The Company actively supports a policy of being environmentally responsible and safeguarding the environment by integrating the essential principles and practices through its Environmental Management Program. The Company ensures policies and procedures are fully integrated with and within all operating units by advising and educating staff, customers, suppliers and contractors in the safe use, transportation, storage and disposal of products and materials. The Company promotes and enhances environmental awareness and protection through the implementation and communication of the Company's Environmental Management Program policies and procedures. Effective committee structures are established in all operating divisions to allow for employee participation and development of Company policies and programs which provide employees with job orientation, training, instruction and supervision necessary to assist them in conducting their activities in an environmentally responsible manner. Environmental protection standards are integrated into the design, construction and development of buildings, processes and properties and upon termination of activities at any site and the Company exercises responsible decommissioning practices.

The Company develops emergency response teams and preparedness plans in conjunction with local authorities, emergency services and the communities it operates in to ensure prompt response to an environmental incident should it arise. Environmental assessments are undertaken for new projects or when acquiring new properties or facilities to identify, assess and eliminate environmental risks and operational exposures. The Company conducts audits of operations to confirm compliance with internal standards and stimulate improvement in practices where needed. Accurate documentation is recorded and maintained to support internal accountability and measure operational performance against recognized industry indicators to ensure the objectives of the policy are achieved.

The Company also faces environmental, health and safety risks in the normal course of its operations due to the handling and storage of hazardous substances such as fertilizers and crop protection products (*e.g.*, pesticides and herbicides). The Company's environmental and occupational health and safety management systems are designed to prevent, identify and control such risks in all of the Company's business operations and ensure immediate action is taken to mitigate the extent of any environmental, health or safety impacts from such operations. A key aspect of these systems is the performance of annual environmental and occupational health and safety audits. The Company's crop protection product warehouses have also been audited and conform to the AWSA's standards for crop protection product warehouses.

Foreign Exchange Risks

A sizeable portion of the sales of the Company's own inventories of Non-Board Grains and terminal by-products (screenings and manufactured pellets) are sold into export markets, and such transactions are denominated primarily in U.S. dollars. The Company hedges substantially all foreign currency transactions by using forward exchange contracts.

Seasonality

The Company's earnings follow the seasonal activity pattern of Prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. Sales of Crop Production Services' products peak during May through July, corresponding with the start of the growing season, followed by increased levels of crop nutrient sales in the late fall. Although relatively steady throughout the year, Livestock Services sales tend to peak during the winter months as feed consumption increases. Financial Markets agency fees follow the related pattern of sales of the underlying activity of Crop Production Services and Livestock Services. Sales patterns have a significant impact on the level of earnings and generally result in lower earnings throughout the early months of the fiscal year, with significant increases occurring in the third quarter ended July 31.

RISK FACTORS

The following factors presently known to management of the Company could reasonably be expected to have a material effect on the Company's business, financial condition or results of operations.

Poor Weather Conditions

Weather conditions are a significant operating risk affecting the Company. Poor weather conditions (whether too dry or too wet) may adversely affect farm output which, in turn, may adversely affect volume-related revenues earned by the Company's grain handling business in respect of both Board Grains and Non-Board Grains. Reduced grain volumes resulting from poor weather conditions may, in turn, affect the volumes and sales mix of crop production inputs sold by the Company and the revenues and profitability of the Company's other businesses because of the resulting pressure on farm incomes. Reduced grain handling, crop production input sales or other business revenues or profits resulting from poor weather conditions may have a material adverse effect on the Company's results of operations, business, prospects and financial condition, depending on the severity, duration and geographic area affected by the poor weather conditions.

A late spring and wet and cooler than normal growing conditions during 2004 extended the planting season and limited farmer opportunities to apply crop nutrients (fertilizer) and precluded farmers from applying crop protection products (herbicide) at the appropriate stages of weed growth. Earlier than normal frosts in late August and early September 2004 centred in Saskatchewan, coupled with the delayed maturation of the crop from the extended planting season, resulted in some loss of yield and significant reductions in crop quality. Continued moisture during August and September further degraded crop quality and contributed to a delayed harvest and limited grain shipment opportunities for the industry in the fall of 2004. Above average temperatures in early October facilitated the substantial completion of the harvest before snow and rain once again terminated harvest efforts. Snowfall across Alberta and Saskatchewan in October 2004 also curtailed the fall fertilizer application season.

On December 8, 2004, Statistics Canada reported western Canadian production estimates for 2004 of about 51 million tonnes (or 106% of average production for the 10 years ended July 31, 2001). Manitoba and Alberta production estimates represent about 103% and 112% of their respective 10 year average production. Statistics Canada 2004 estimates for Saskatchewan represent about 104% of that province's 10 year average. The Company's network of grain elevators, while geographically dispersed across the prairies, is more concentrated in Alberta and Manitoba. These grain production estimates from the 2004 growing season represent a significant increase in tonnes available for shipping by the industry, including the Company, in late 2004 and 2005.

Aside from production estimates, industry grain shipments are affected by the amount of production sold directly off farm to domestic markets and the degree to which production will be used to rebuild depleted grain stocks. However, the actual increase, if any, in grain handling volumes may be less than Statistics Canada's estimates, and the effect on the Company's earnings may be worse than the Company estimates. Any decline in grain handling volume resulting from poor weather in future periods may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

In an effort to mitigate the risk of poor weather, the Company concluded an agreement for a grain volume insurance program for crop years 2003/2004 to 2005/2006 (see "Business of the Company - Risk Management - Insurance") and incorporated additional coverage for reduced grain volumes in its three year integrated insurance program implemented effective January 1, 2004 (see "Business of the Company - Risk Management - Insurance"). There can be no assurances that the coverage provided by the insurance programs will sufficiently offset any revenue reductions resulting from declines in grain handling volumes and which may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Agricultural Commodity Prices

Prices of agricultural commodities are influenced by a variety of unpredictable factors which are beyond the control of the Company, including weather, planting intentions, government (Canadian and foreign) farm programs and policies, changes in global demand resulting from population growth and higher standards of living, and global production of similar and competitive crops. Grain and oilseed prices have recently been depressed, primarily as a result of foreign government subsidies and trade barriers. Prices also declined in 2004 in response to higher production and despite lower grain inventories worldwide. Grain and oilseed prices are a chief determinant of farm income levels and influence farmers' decisions regarding total planted acreage and the types of crops grown. Historically, farmers have tended to react to lower agricultural commodity prices by rotating crops or reducing expenditures on crop production inputs and other farm-related expenditures. As a result, lower or fluctuating commodity prices can affect the Company's sales mix, handling volumes, level of crop production input sales and revenues and profitability of the Company's businesses, which may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

The Company also faces the risk of commodity price declines on Non-Board Grains or higher than anticipated execution costs during the period between the purchase of such grains from producers and the sale of such grains by the Company. The Company may not completely hedge this exposure to such commodity price declines because of, among other things, the size of the forward contracts that would be involved and the fact that no regulated futures market exists for certain of the special crops handled by the Company. To the extent it is not practicable for the Company to fully hedge its exposure to commodity price declines relating to its merchandising of Non-Board Grains, agricultural commodity price declines may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Financial Leverage

The total long-term debt (including current portion) of the Company as at October 31, 2004 was $361 million and total short-term indebtedness was $132 million, offset by cash and cash equivalents of $50 million. The Company's leverage ratio (net funded debt to capitalization) as at October 31, 2003 of 46% reduced to 45.4% as at October 31, 2004. The Company's financial leverage poses risks to the Company, including the risk that the Company may not generate sufficient cash to service the debt and to adequately fund the Company's operations and sustaining capital expenditure program. The Company's scheduled principal repayments for the twelve months ended October 31, 2004 were $39 million, including $1 million in scheduled principal repayments by non wholly-owned subsidiaries and joint ventures. The Company's interest costs for the year ended October 31, 2004 were $52.1 million. Debt service requirements in future periods could be higher, depending on interest rates and debt levels. If the Company's cash flow is not sufficient to service its debt and adequately fund its business, it may seek additional financing, dispose of assets or seek to refinance some or all of its debt. There is no assurance that any of these alternatives could be effected on satisfactory terms or at all. In addition, the Company's financial leverage could impair its ability to obtain additional financing in the future, which may reduce the Company's flexibility to respond to new business opportunities or changing business and economic conditions and may make it vulnerable in the event of a downturn in its business.

Additional Funding Requirements

The Company may require additional funding beyond the short and medium term, and there is no guarantee that such funding will continue to be available to the Company in the long term on terms acceptable to the Company or at all. In March 2004, the Company renewed its revolving credit facility from a syndicate of banks. The banking syndicate was expanded to include three additional banks and the revolving credit facility was increased from $350 million to $375 million facility, with a supplementary $50 million seasonal facility from November 1 to April 30, maturing February 28, 2005. The availability of any additional funding will depend on a number of factors, including the Company's future financial performance.

As a result of changes in the security requirements of the CGC (see "General Development of the Business"), new security requirements under the Company's grain volume insurance program and ongoing requirements of the Winnipeg Commodity Exchange, the Company had $99 million in letters of credit outstanding as at October 31, 2004 (an increase of $4 million over October 31, 2003). As a result, the Company's available uncommitted short-term revolving credit facility at October 31, 2004 was $169 million out of a total facility of $375 million. While the uncommitted facility increased almost $65 million over the prior year as a result of the debt restructuring, the recent increase in the amount of the outstanding letters of credit may limit the Company's access to additional funding in the short-term, which may have a material adverse effect on the Company's results of operations, business, prospects and financial conditions.

International Trade and Political Uncertainty

The world grain market is subject to numerous risks and uncertainties, including risks and uncertainties related to international trade and global political conditions which can affect Canada's ability to compete in the world grain market and importing countries' ability to purchase grains and oilseeds. These factors affect Canada's export levels of both Board Grains and Non-Board Grains that, in turn, affect the Company's grain handling volume. In addition, high levels of subsidies, especially by the U.S. and the European Union, and tariff and non-tariff barriers to support domestic production currently affect international agricultural trade. Such subsidies and tariffs interfere with normal market demand and supply forces and generally put downward pressure on agricultural commodity prices (see "Diseases and Other Livestock Industry Risks").

The U.S. has delayed the concept of "Country of Origin" labelling ("COOL") for meat and other fresh food commodities for two years beyond the original proposed implementation date of September 30, 2004. Since Canada's capacity to finish some livestock for market and its slaughter capacity are limited, reduced export shipments could either restrict growth or lead to a contraction of production of livestock in Canada. Market resistance in the U.S. to product labelling other than "Product of USA" could also lead to pricing differentials on products raised and/or processed in Canada and negatively impact producer margins. Contraction of the Canadian livestock market or curtailment of growth could adversely impact the Company's sales of and margins on livestock feed products, which could have a material adverse effect on the Company's results of operations, business, prospects and financial condition. While the delay in implementation of COOL may improve livestock producers' access to the U.S. in the coming months, there can be no assurances that COOL will not adversely affect Canada's livestock sector in the longer term.

Effective October 20, 2004, the U.S. implemented a 14% duty on the value of live hogs exported from Canada. This duty may be repealed by as early as March of 2005 if a subsequent investigation being conducted by the U.S. Department of Commerce shows that certain Canadian producers did not harm U.S. producers, in spite of conclusions of "dumping" in the U.S. market in 2003. If the duty is not repealed, the long-term viability of the Canadian hog industry could be adversely affected which in turn could have a material adverse effect on the Company's Livestock Services feed business and the Company's results of operations, business prospects and financial condition.

Competition

Competition in the industries in which the Company operates is strong. The Company is a relatively small participant in the global agricultural industry. Certain of the Company's international competitors may have greater financial and capital resources than the Company. Competition in the grain handling industry continues to grow as a result of the expansion of historical participants and the relatively recent addition of several entrants. In addition, there is shipping overcapacity in the grain handling industry as a result of the industry trend to replace conventional country elevators with high throughput country elevators. Increasing competition in respect of the Company's other businesses is being fuelled by increasing competition in the international grain and oilseed markets in which the Company's customers participate. Further deregulation of Canada's grain handling industry and rail transportation system may further stimulate competition in these industries.

Domestic Regulation

Canada's grain industry and rail transportation is highly regulated. Under the *Canadian Wheat Board Act*, the CWB is established as the central selling agency for the export of wheat and barley and the sale of domestic wheat and barley for human consumption. Since Board Grains account for approximately 56% of the grain handled by the Company for the 12 months ended October 31, 2004, the size and scheduling of CWB's export program can significantly affect the quantity and timing of the Company's grain handling volumes.

Although Canada's grain handling and rail transportation system continues to be highly regulated, recent reductions by the CWB in the percentage of CWB grain tendered to grain handlers in favour of increased rail car allocation represents a return to a less commercial freight forwarding system and may adversely impact the competitive environment within western Canadian agriculture and consequently the Company's results of operations, business, prospects and financial condition (see "Business of the Company - Western Canadian Agricultural Industry - Western Canadian Grain Handling Industry - Recent Changes").

Environmental Risks

The Company is subject to extensive federal, provincial and municipal environmental, health and safety laws and regulations. Failure to comply with such laws or regulations can subject the Company to significant liabilities, including fines and penalties. Although the Company believes that it is in substantial compliance with all material environmental, health and safety laws and regulations, there can be no assurance that the Company will not experience difficulties with its efforts to comply with such laws and regulations as they change in the future or that the Company's continued compliance efforts will not have a material adverse effect on the Company's results of operations, business, prospects and financial condition. The Company also anticipates increased expenditures of both a capital and an expense nature as a result of increasingly stringent laws and regulations relating to the protection of the environment and occupational health and safety.

The release of hazardous substances (*e.g.*, pesticides, herbicides, fertilizers and fuels) on or from properties previously or currently owned, leased, occupied or used by the Company or as a result of the Company's operations has resulted, and could further result, in the requirement to investigate, control and/or remediate such releases. For example, Westco is responsible for decommissioning, remediating and reclaiming two of its former fertilizer manufacturing facilities (see "Business of the Company – Agricore United's Business – Environmental Regulation"). While the estimated costs of such decommissioning, remediation and reclamation have been provided for as a charge against earnings for the purposes of Westco's financial statements, the actual costs may exceed such estimates which may materially reduce the value of the Company's investment in Westco. The presence or release of hazardous substances could also have a material adverse effect on the Company's ability to sell its interest in its properties or could lead to claims by third parties as a result of the release of such substances.

Diseases and Other Livestock Industry Risks

The Company's investment in the hog industry is subject to the risks of disease, feed grain commodity price fluctuations, foreign currency fluctuations, competition from present and future industry participants, public concerns over the environmental impact of large-scale hog production, public concerns over BSE and avian flu and any new environmental food inspection agency regulations that may result from such concerns. Swine diseases can have a debilitating effect upon a herd's productivity and make it more difficult to sell the offspring. If western Canada's livestock industry was affected by an outbreak of reportable disease, exports of meat and livestock could be halted and sales of the Company's livestock feed products could be materially adversely affected, which could have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

The western Canadian livestock industry's prospects continue to be uncertain as a result of the continuing export bans declared by many countries on May 20, 2003 following the discovery of a single case of BSE in Alberta. The initial result of the export ban was an increase in the number of beef cattle on feed. Although the total number of beef cattle in western Canada has increased, the number of cattle on feed (particularly in feedlots) had declined in relation to levels that existed prior to the 2002 drought. In December 2003, the discovery of BSE in the U.S. resulted in additional bans being imposed on North American exports as well as further delays in the relaxation by the U.S. of import bans on Canadian ruminants and ruminant products. The manufacture of feed for beef cattle represents less than 20% of the Company's total feed business. The Company also provides marketing services to swine producers, brokers the sale of hogs to various stages of the finishing process and has an investment in the Puratone Corporation, one of the largest swine producers in Manitoba. The broader effect of the export bans on the livestock industry as a whole, overall farm incomes and any subsequent impact on producer purchasing power remains uncertain. There can be no assurances that further delays in the relaxation of the export bans will not have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Avian flu was discovered in British Columbia in February 2004 and resulted in substantial depopulation of poultry farms in that province. The eradication program has proven effective and the poultry industry has effectively recovered to former levels.

Acceptance of Genetically Modified Products

Agricultural and food products handled and processed by the Company include genetically modified crops. The commercial success of these products will depend in part on domestic and foreign government and public acceptance of the cultivation, distribution and consumption of genetically modified products. If domestic or foreign government regulation or public attitudes were to substantially reduce the demand for genetically modified products, the Company's grain handling volumes could be adversely affected, which could have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Labour Disruptions

Labour difficulties have arisen and may in the future arise at one or more of the Company's facilities or at other companies or government departments or agencies on which the Company depends for transportation or other services, such as the railway companies, the CGC or the CWB. Any such labour difficulties could have a material adverse effect on the Company's results of operations, business, prospects and financial condition. In addition, the Company is subject to stringent and comprehensive labour laws and regulations in the jurisdictions in which it operates. Such regulations may become more stringent and comprehensive and result in modifications to the Company's facilities or practices involving additional costs.

Dependence on Key Personnel

The Company's future business, financial condition and operating results depend, in part, on its ability to attract and retain certain key personnel. Competition for highly skilled and other technical personnel is intense. There can be no assurance that the Company will be able to hire and retain such personnel at compensation levels consistent with the Company's existing compensation and salary structure. The Company's future business, financial condition and operating results also depend on the continued contributions of certain of the Company's executive officers and other key management and technical personnel, certain of whom would be difficult to replace. The loss of the services of one or more of the Company's current executive officers or key personnel or the inability to continue to attract qualified personnel could have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Technological Advances

If the Company fails to access new technology (including seed technology) and to continually upgrade its information technology, facilities and processes to reflect technological advances, such failure would negatively impact the competitive position of the Company's businesses, which may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Credit Risk

Trade receivables generally comprise a significant amount of the Company's outstanding accounts receivable. The Company provides financing to some purchasers of crop production inputs directly rather than through Agricore United Financial. Despite the recent introduction of Unifeed Financial, the Company continues to provide financing to certain purchasers of feed and livestock under its Unifinance secured trade credit program. The Company has also provided certain limited indemnifications to the Canadian Schedule One chartered bank providing credit through Agricore United Financial and Unifeed Financial. As a result, the Company is exposed to the credit risk associated with certain of its customers. Any failure of a significant portion of such customers to fulfill their obligations to the Company on a timely basis, or at all, may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Foreign Exchange Risk

A significant portion of the Company's inventories of Non-Board Grains and terminal by-products (screenings and manufactured pellets) are sold into export markets and such transactions are denominated primarily in U.S. dollars. As the Company's operations are almost entirely based in Canada, the bulk of its expenses are in Canadian dollars and the Company reports its results in Canadian dollars. To the extent that the Company does not adequately hedge its foreign exchange risk, changes in the exchange rate between the Canadian dollar and the U.S. dollar may have a material adverse effect on the Company's results of operations, business, prospects and financial condition.

Competition Matters Related to the Merger

During the course of its review of the Merger, the Canadian Competition Bureau identified competition concerns relating to the provision of port terminal grain handling services at the Port of Vancouver. The Competition Bureau determined that the Merger would result in a substantial lessening of competition in this market.

On October 17, 2002, the Company announced that it had reached an agreement with the Commissioner of Competition (the "Commissioner") in relation to the Commissioner's concerns regarding port terminal grain handling services at the Port of Vancouver. The Company has agreed to offer to divest, at its option, either (i) the AUV Terminal or (ii) the Pacific Terminal. A consent agreement between the Commissioner and the Company was filed and registered with the Competition Tribunal on October 17, 2002, requiring such divestiture and terminating the proceedings previously commenced by the Commissioner in this regard. The Company has entered into a binding letter agreement with SWP to acquire the remaining 30% of each of WPTL and PEL effective October 1, 2002.

Under the *Competition Act* (Canada), the Commissioner may make an application to the Competition Tribunal to rescind or vary a consent agreement or consent order. The Competition Tribunal may rescind or vary a consent agreement or consent order if it finds that the circumstances that led to the agreement or order have changed and, in the circumstances that existed at the time the application is made, the agreement or order would not have been made or would have been ineffective in achieving its intended purpose.

If the Competition Tribunal were to rescind or vary certain terms of the consent agreement or consent order, the Company's results of operations, business, prospects and financial condition could be materially adversely affected. In addition, the Company's proceeds from the sale of a port terminal facility may be less than the Company would have received if these assets were sold in other circumstances.

Governing Act

The Company is governed by the Governing Act. Under the Governing Act, members of the Company are entitled to elect 12 of the 15 directors of the Company. Shareholders of the Company are entitled to elect only three of the 15 directors of the Company and, therefore, do not control the Company. Under the Governing Act, shareholders of the Company do not have the power to remove directors of the Company elected by members. Removing directors of the Company elected by shareholders of the Company requires a 75% Resolution: the affirmative vote of the holders of not less than 75% of the outstanding Limited Voting Common Shares at a special shareholders' meeting.

Members must approve any dissolution or liquidation of the Company in accordance with the provisions of the CBCA, as if members were a separate class of shareholder for the purposes of voting only. The Governing Act provides that the provisions of the CBCA relating to fundamental changes, including amendments to authorized share capital and the rights and restrictions attaching to each class and series of shares, amalgamations, arrangements, reorganizations, the sale of all or substantially all of the property of a corporation and class votes and dissent and appraisal remedies normally applicable to such fundamental changes, do not apply to the Company. To effect a fundamental change would require: (i) a 75% Resolution to continue the Company under the CBCA; or (ii) depending on the nature of the fundamental change, a 75% Resolution or the affirmative vote of holders of not less than two-thirds of the outstanding Limited Voting Common Shares present and voting in person or by proxy at a special meeting of shareholders, and a special act of the Parliament of Canada to amend the Governing Act. To change the Company's governance structure would require a 75% Resolution and a special act of the Parliament of Canada to amend the Governing Act. The provisions of the Governing Act may discourage third parties from attempting to take control of the Company, which may not be in the best interests of the holders of Limited Voting Common Shares.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the various securities commissions or similar authorities in certain provinces of Canada are specifically incorporated by reference and form an integral part of this annual information form:

(i) the Management's Discussion and Analysis of financial condition and results of operations of the Company for the 12 months ended October 31, 2004, which is included in the Company's 2004 Annual Report;

(ii) the management proxy circular of the Company dated December 24, 2004, issued in connection with the annual and special meeting of shareholders of the Company to be held on February 9, 2005, excluding the sections entitled "Corporate Governance Practices", "Report on Executive Compensation" and "Performance Graph";

DIVIDEND RECORD AND POLICY

The Company has not announced any formal dividend policy but declares dividends at the discretion of the Board of Directors. The Company paid dividends in 95 of the past 98 years, having missed dividend payments three times in the 1930s as a result of a prolonged prairie-wide drought. From the time of the Company's 1993 capital reorganization until 2002, the board of directors of the Company declared and paid an annual cash dividend on the Limited Voting Common Shares of $0.25 per share and on the Series A Convertible Preferred Shares of $1.00 per share. On November 15, 2002, the Company paid a dividend of $0.075 per Limited Voting Common Share to the shareholders of record at October 15, 2002 and a dividend of $1.205 per Series A Convertible Preferred Share to shareholders of record at the close of business on October 15, 2002.

On November 15, 2003, the Company paid its first quarterly dividend of $0.03 per Limited Voting Common Share to the shareholders of record at October 15, 2003. The Company has since paid quarterly dividends of $0.03 per Limited Voting Common Share to shareholders of record on March 2, April 15, July 12 and October 15, 2004. The Company has also continued to pay an annual dividend of $1.00 per Series A Convertible Preferred Share to shareholders of record at the close of business on October 15 of each year.

The board of directors of the Company intends to declare dividends on the Limited Voting Common Shares on a quarterly basis. The dividends on the Series A Convertible Shares are cumulative, declared annually and paid in priority to dividends on Limited Voting Common Shares. The Company's revolving and syndicated term loan facilities, U.S. life insurance company term facility and Series A & B Notes ("Credit Facilities") include a covenant prohibiting the Company from paying dividends if there is a risk of or continuing event of default under the Credit Facilities or if the Company fails to maintain certain specified financial ratios.

DESCRIPTION OF CAPITAL STRUCTURE

The following table sets out the Company's capital structure as at October 31, 2004:

	Authorized	Issued
Limited Voting Common Shares	unlimited	45,315,467
Securities convertible into Limited Voting Common Shares: Series "A" Convertible preferred shares, non-voting, $1 dividend per share, cumulative, convertible (1:1 basis), callable at $24	unlimited	1,104,552
9% convertible unsecured subordinated debentures, maturing November 30, 2007, convertible at 133.3333 shares per $1,000 principal amount	$ 105,000,000	$ 105,000,000

ADM has a pre-emptive right to maintain its proportionate shareholding in the Company and is prohibited from acquiring more than 45% of the outstanding Limited Voting Common Shares, except pursuant to a take-over bid for all of the Limited Voting Common Shares (see "Corporate Structure – Strategic Alliance with Archer Daniels Midland Company").

CREDIT RATINGS

As summarized in the following table, Standard & Poor's ("S&P") last rated the Company's long-term debt and commercial paper on December 21, 2004 at which time it maintained its previous rating of March 27, 2003. Dominion Bond Rating Service Limited's ("DBRS") rating issued on January 22, 2004 maintained its rating on the Company's senior long-term debt, Series "A" and "B" Notes and the Series A Convertible Preferred Shares, but improved the trend rating to Stable from Negative.

	Senior Long-term Debt	Series "A" and "B" Notes	Debentures	Series A Convertible Preferred Shares
Standard & Poor's [(1)]	BB		B+	Not rated
Dominion Bond Rating Service Limited [(2)]	BB (low)	B (high)	Not rated	Pfd-5 (high)

(1) As at December 21, 2004
(2) As at January 22, 2004

The credit ratings provided by the S&P and DBRS (the "Rating Agencies") are not a recommendation to buy, sell or hold the security and may be subject to revision or withdrawal at any time by the Rating Agency. Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The Company provides the Rating Agencies with confidential, in-depth information in support of the rating process.

Dominion Bond Rating Service Limited Ratings

DBRS' credit ratings for long-term debt instruments range from AAA to D. A rating of BB is defined to be speculative, where the degree of protection afforded interest and principal is uncertain, particularly during periods of economic recession. Entities in the BB area typically have limited access to capital markets and additional liquidity support. A rating of B is defined to be highly speculative, and there is a reasonably high level of uncertainty as to the ability of the entity to pay interest and principal on a continuing basis in the future, especially in periods of economic recession or industry adversity.

DBRS' credit ratings for preferred shares range from Pfd-1 to D. A rating of Pfd-5 is defined to be highly speculative and the ability of the entity to maintain timely dividend and principal payments in the future is highly uncertain. Entities with a Pfd-5 rating generally have senior bond ratings of B or lower. Preferred shares rated Pfd-5 often have characteristics that, if not remedied, may lead to default.

DBRS uses the "high" and "low" grades to indicate the relative standing of a credit within a particular rating category. The lack of one of these designations indicates a rating that is essentially in the middle of the category. Rating trends give the investor an understanding of the rating agency's opinion regarding the direction the rating in question is headed should existing conditions and tendencies continue, with trends falling into one of three categories: positive, negative or stable. DBRS has given a stable ratings trend to the Company's securities.

Standard & Poor's Ratings

S&P's credit ratings for long-term debt instruments range from AAA to D. A rating of BB is defined as less vulnerable to non-payment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation. A rating of B is defined as more vulnerable to non-payment than obligations rated BB, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

A plus (+) or minus (-) on an S&P credit rating is used to show the relative standing of an issue within the major rating categories. An S&P rating outlook is assigned to all long-term debt issuers and assesses the potential for change. Outlooks fall into one of four categories: positive, negative, stable, or developing. The Company has been assigned a negative outlook which means that the rating may be lowered in the event of adverse events. However, an outlook rating should not be seen as a precursor to a rating change or future CreditWatch action.

MARKET FOR SECURITIES

As at October 31, 2004, the Limited Voting Common Shares (AU.LV), the Series A Preferred Shares (AU.PR.A) and the Debentures (AU.DB) of the Company were listed on the Toronto Stock Exchange. The following chart shows the monthly trading activity of these securities:

Trading Activity *(on Toronto Stock Exchange)*

Limited Voting Common Shares ***(Symbol: AU.LV)***	**$ High**	**$ Low**	**$ Close**	**Volume**
November 2003	9.05	8.03	8.70	3,453,016
December 2003	9.99	8.25	9.10	781,780
January 2004	9.80	9.00	9.55	992,277
February 2004	9.75	8.63	8.99	1,893,477
March 2004	9.50	8.25	8.37	2,319,155
April 2004	8.65	7.50	7.93	565,214
May 2004	8.36	7.00	7.96	320,021
June 2004	8.66	7.88	8.08	1,064,146
July 2004	8.99	8.00	8.75	500,209
August 2004	9.50	8.76	9.06	1,088,345
September 2004	9.07	7.00	7.75	1,534,503
October 2004	7.85	7.28	7.64	409,239

Series "A" convertible preferred shares *(Symbol: AU.PR.A)*	$ High	$ Low	$ Close	Volume
November 2003	14.60	13.90	14.60	4,159
December 2003	14.60	13.89	14.55	3,313
January 2004	15.10	13.80	15.10	3,697
February 2004	15.25	14.60	14.80	4,480
March 2004	15.90	14.80	15.50	6,135
April 2004	15.50	15.00	15.50	6,861
May 2004	15.50	15.02	15.10	1,517
June 2004	15.60	15.06	15.60	5,161
July 2004	15.60	15.25	15.25	1,433
August 2004	15.70	15.25	15.51	4,509
September 2004	16.00	15.25	16.00	5,376
October 2004	15.54	14.25	14.36	2,698

9% convertible unsecured subordinated debentures (Symbol: AU.DB)	$ High	$ Low	$ Close	$ Volume
November 2003	138.00	130.00	137.00	2,806,000
December 2003	147.00	130.00	138.75	1,160,000
January 2004	147.00	140.00	142.00	631,000
February 2004	145.00	135.00	135.00	1,135,000
March 2004	141.00	130.00	130.00	2,786,000
April 2004	130.00	120.00	130.00	2,015,000
May 2004	130.00	117.50	130.00	3,222,000
June 2004	125.40	124.75	125.00	1,232,000
July 2004	133.00	119.74	133.00	2,231,000
August 2004	137.00	134.60	134.60	860,000
September 2004	126.50	112.01	118.00	50,700
October 2004	118.00	117.00	117.01	927,500

DIRECTORS AND SENIOR MANAGEMENT

Directors

The following table sets forth the name of each director of the Company, his or her municipality and province or state of residence, position with the Company, principal occupation during the past five years, period during which each director has served and the year in which his or her position as a director expires:

Name, Municipality, Province or State, Country of Residence and Education	Position	Principal Occupation	Period as a Director[1]	Term of Office Expires[2]
Wayne W. Drul [3][5] Oakburn, Manitoba, Canada	Chair & Director	Farmer	Since 1994	2004
Jon K. Grant[3][4][5][6] Peterborough, Ontario, Canada O.C., LL.D Trent University	First Vice Chair & Director	Corporate Director	Since 2002	2005

Name, Municipality, Province or State, Country of Residence and Education	Position	Principal Occupation	Period as a Director[1]	Term of Office Expires[2]
Robert D. Pettinger[3][4][5][9] Elgin, Manitoba, Canada	Vice Chair Manitoba & Director	Farmer	Since 2001	2004
Terry V. Youzwa[3][4][5][6] Nipawin, Saskatchewan, Canada B.Sc. (Agricultural Engineering), University of Saskatchewan	Vice Chair Saskatchewan & Director	Farmer	Since 1990	2005
Maurice A. Lemay[3][5][9][10] Tangent, Alberta, Canada	Vice Chair Alberta & Director	Farmer	Since 1994	2006
Theodore M. Allen[5][9] Calgary, Alberta, Canada B.A. (Economics), University of Alberta	Director	Corporate Director	Since 1973	2004
G. Allen Andreas[5][6][7] Decatur, Illinois, United States B.A., J.D Valparaiso University School of Law	Director	Chairman and Chief Executive, ADM	Since 2002	2004
Hugh F. Drake[5][8][10] Elkhorn, Manitoba, Canada	Director	Farmer	Since 2001	2005
Brett R. Halstead[5][8][10] Nokomis, Saskatchewan, Canada	Director	Farmer	Since 2002	2005
Alanna L. Koch[4][5][6] Edenwold, Saskatchewan, Canada	Director	Farmer	Since 2002	2005

Name, Municipality, Province or State, Country of Residence and Education	Position	Principal Occupation	Period as a Director[(1)]	Term of Office Expires[(2)]
Donald W. Lunty[(5)(8)(9)] Forestburg, Alberta, Canada B.Sc. (Agriculture) University of Alberta	Director	Farmer	Since 2001	2004
Paul B. Mulhollem[(5)(7)(9)] Decatur, Illinois, United States B.A., University of Minnesota	Director	President and Chief Operating Officer, ADM (since 2001); Senior Vice-President, ADM (1999 to 2001)	Since 2002	2006
Paul Orsak[(5)(8)(10)] Binscarth, Manitoba, Canada B.Sc. (Agriculture) University of Manitoba	Director	Farmer	Since 2004	2006
Ernest J. Sirski[(5)(6)(10)] Dauphin, Manitoba, Canada Diploma in Agriculture, University of Manitoba	Director	Farmer	Since 1993	2006
James M. Wilson[(5)(6)(8)] Darlingford, Manitoba, Canada Chartered Accountant B.Comm, University of Alberta	Director	Farmer	Since 2001	2006

(1) The periods as a Director shown are the year of original election as a director of the Company. Messrs. Drake, Lunty, Pettinger, and Wilson became directors in 2001 as result of the Merger but had served various terms as directors of Agricore Cooperative Ltd. prior to the Merger.

(2) The year listed is the financial year of the Company. The Director's term will expire at the annual shareholders or annual members meeting of the Company following such financial year, as applicable.

(3) Member of the Executive Committee.

(4) Member of the Nominating and Governance Committee

(5) Member of the Agricultural Policy Committee

(6) Member of the Audit Committee.

(7) Non-member director

(8) Member of the Risk Review Committee.

(9) Member of the Compensation/Pension Committee.

(10) Member of the Member and Community Relations Committee.

Senior Management

The following is a brief biography of each member of Agricore United's senior management team.

Brian Hayward has served as Chief Executive Officer since January 1991. From 1988 to 1991, he served as Manager of Grain Marketing Operations overseeing domestic and international trading activities and UGG's Transportation Department. From 1986 to 1988, he served as Manager of the Company's Research and Consulting Department, which he was instrumental in developing. From 1981 to 1986, he served as a Grain Marketing Analyst and Commodity Trader with the Company. He is a member of the Board of Governors and a former Chairman of the Winnipeg Commodity Exchange. Mr. Hayward holds a Master of Science degree in Agricultural Economics from McGill University and currently resides in East St. Paul, Manitoba.

Peter G. M. Cox has served as the Chief Financial Officer of the Company since 1995. Prior to joining the Company, he served as Vice-President, Finance of a publicly traded Canadian manufacturing company, as Corporate Controller of a U.K. multinational company and with an international firm of public accountants. He holds a Bachelors degree in Economics, a Masters degree in Business Administration and is a U.K. Chartered and a Canadian Certified Management Accountant. Mr. Cox resides in St. Andrews, Manitoba.

Thomas W. Kirk has served as the Corporate Secretary since January 2000. He joined the Company in 1996 serving as Corporate Counsel and in 1997 was appointed Associate Secretary. In his current position, Mr. Kirk continues to act as Corporate Counsel in addition to his responsibilities as Corporate Secretary. Prior to joining the company, he practised law as an associate and subsequently as a partner with Thompson Dorfman Sweatman in Winnipeg from 1975 to 1996. Mr. Kirk holds a Bachelor of Law degree from the University of Manitoba and is a Fellow of the Chartered Institute of Secretaries and Administrators.

Christopher W. Martin, has served as Vice President, Corporate Affairs and General Counsel since 1996. He served as Corporate Counsel from February 1994 to February 1996. From 1982 to 1994, he practised law as an associate and subsequently as a partner with Wolch, Pinx, Tapper and Scurfield in Winnipeg. Mr. Martin holds a Bachelor of Law degree from the University of Manitoba.

David J. Carefoot has served as Vice President, Corporate Finance and Investor Relations since August 2002. He joined the Company in 1996 as Corporate Controller, serving most recently as Director, Corporate Finance. From 1984 to 1996 he was a financial advisory services practitioner with Price Waterhouse, Chartered Accountants. He holds a Bachelor of Commerce degree from the University of Manitoba, is a Chartered Accountant and a Chartered Business Valuator.

Ronald J. Enns has served as Vice President of Country Operations since August 1995. He joined the Company in 1986 as a Research Analyst and also served as Managing Director, Corporate Development. Prior to joining the Company, Mr. Enns gained experience in the agricultural sector through positions held in both government and commercial farming. He has a Bachelor of Arts degree from the University of Winnipeg and a Diploma in Agriculture and Master of Science in Agricultural Economics from the University of Manitoba.

S. Murdoch MacKay has served as Vice President of Terminal Services since September 1985. He joined the Company in 1979 as a Grain Trader in the Commodity Marketing Division, and has subsequently served in various management capacities with the Terminal Services Division. He is also a Director of the Canada Ports Clearance Association. Mr. MacKay holds Bachelor of Arts degrees from Carleton University and the University of Manitoba.

William R. McGill has served as Vice President of Livestock Services since joining the Company in 1993. Previously, he served as Chief Executive Officer of Carleton Hatcheries and Dunn-Rite Food Products. He holds a Bachelor of Science degree in Engineering from the University of Manitoba and a Master of Science degree in Applied Science from the University of Waterloo. Mr. McGill resides in Calgary, Alberta.

George Prosk has served as Vice President of Financial Markets since 2003, previously serving as Director, Financial Markets since 2001. He joined the Company in 1993 as Treasurer, coming from Cargill Ltd. where he was employed from 1986 to 1992 first as a Financial Analyst and later as Treasurer. Mr. Prosk holds a Bachelor of Science degree and a Masters of Business Administration degree from the University of Manitoba.

Harold Schmaltz has served as Vice President, Crop Production Services since the completion of the merger of Agricore Cooperative Ltd. and United Grain Growers Limited in November 2001. He has spent his entire career in the agricultural industry. He joined Agricore (then Alberta Wheat Pool) in 1984 and served as General Manager, Agri Business until the merger. Mr. Schmaltz holds an MBA from the University of Calgary.

Gerald O. Valois has served as Vice President, Human Resources since he joined the Company in December 1991. From 1989 to 1991, he operated his own management consulting practice, and from 1985 to 1989, he served as Vice President of Human Resources with InterCity Gas Corporation. Mr. Valois holds Bachelors degrees in Arts and Education from the University of Manitoba.

E. Bradley Vannan has served as Vice President of Merchandising, Transportation and Logistics since June 2000. He joined the Company as Regional Manager, Southern Alberta in the Farm Sales and Services Division in 1994 and has served in progressively more responsible management capacities within the Merchandising and Transportation Services division since. Prior to joining the Company, he spent 10 years merchandising grain for another agri-business company. Mr. Vannan holds a Bachelor of Science Degree in Agriculture from the University of Manitoba.

Guy L. Wood has served as Vice President, Management Information Systems since joining the Company in May 1985. Previously, he served as Corporate Director of Computing with K-Tel International from 1981 to 1985. Mr. Wood has over 30 years of management information experience.

Unless otherwise noted, members of senior management reside in Winnipeg, Manitoba.

The management of the Company is not aware of any material interest, direct or indirect, of any Director or executive officer of the Company, any Shareholder owning more than 10% of the issued and outstanding Limited Voting Common Shares, any Director or executive officer of such Shareholder or any subsidiary of the Company, or any associate or affiliate of such person in any transaction since November 1, 2003 or any proposed transaction which in either case has materially affected or will materially affect the Company or its subsidiaries, except for the agreements with ADM described under "Corporate Structure – Strategic Alliance with Archer Daniels Midland Company" and "Capital Structure". The directors and senior management of the Company, as a group, beneficially own or control, directly or indirectly, 338,991 of the outstanding Limited Voting Common Shares as at December 1, 2004, which represents about 0.7% of the outstanding Limited Voting Common Shares.

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is Computershare Trust Company of Canada with registers of transfers located at 600, 530 – 8th Avenue SW, Calgary, AB T2P 3S8.

MATERIAL CONTRACTS

The following contracts were entered into other than in the ordinary course of business, are material to the Company and were entered into in the most recent financial year or prior to the most recently completed financial year but remain in effect:

- Strategic Alliance with ADM (see "Corporate Structure – Strategic Alliance with Archer Daniels Midland Company")
- Debentures issue of November 27, 2002 (see "General Development of the Business")

INTERESTS OF EXPERTS

The Company's auditors are PricewaterhouseCoopers LLP, 2300 – One Lombard Place, Winnipeg, MB R3B 0X6. As of December 8, 2004, the partners and associates of PricewaterhouseCoopers, LLP, as a group, did not beneficially own, directly or indirectly, more than one percent of any class of the Company's outstanding securities.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate

The Audit Committee Mandate as approved by the Company's Board in December 2002 and revised December 9, 2004 is included in Appendix A.

Composition, Education and Experience of Audit Committee

As of the date of filing, the members of the Audit Committee and their relevant education and experience are as follows :

Member	Relevant Education and Experience	Period as a Committee Member
Terry Youzwa, Audit Committee Chair	• B.Sc in Agricultural Engineering, University of Saskatchewan • Chairman of the Audit Committee since 2000 • Director, Agricore United or United Grain Growers Limited since 1990 • Currently enrolled in the Directors College, a program of the Conference Board of Canada and McMaster University's Michael G. DeGroote School of Business to provide comprehensive professional director development leading to an accredited designation for corporate directors, Chartered Director (C.Dir.)	Since 1994
G. Allen Andreas	• B.A., J.D., Valparaiso University School of Law • Chairman and Chief Executive of ADM • Director, Agricore United since 2002 • CFO, ADM European Operations, 1989 to 1994 • Treasurer, ADM, 1986 to 1989 • Attorney, U.S. Treasury Department, 1969 to 1973	Since 2002
Jon Grant	• MBA, Ivey School of Business, University of Western Ontario • LL.D, Trent University • Chairman, CCL Industries Inc. and Atlas Cold Storage • Director, Agricore United since 2002 • Director, United Grain Growers Limited, 1993 to 1997 • Retired Chairman and CEO of Quaker Oats Company Limited • Former Chairman, Laurentian Bank of Canada, Scott Paper Limited, and Canada Lands Company Limited	Since 2002
Alanna Koch	• Director, Agricore United since 2003 • Former Director and Audit Committee member, AVAC Ltd. • Former Executive Director, Western Canadian Wheat Growers Association	Since 2003

Member	Relevant Education and Experience	Period as a Committee Member
Ernie Sirski	• Diploma in Agriculture, University of Manitoba • Executive and Finance Chairman, Canola Council of Canada • Past-President, Manitoba Canola Growers Association • Director, Agricore United or United Grain Growers Limited since 1993 • Currently enrolled in the Directors College, a program of the Conference Board of Canada and McMaster University's Michael G. DeGroote School of Business to provide comprehensive professional director development leading to an accredited designation for corporate directors, Chartered Director (C.Dir.)	Since 2003
James Wilson	• Chartered Accountant (1974) • Engaged in public practice as a Chartered Accountant until 1993 • Director, Agricore United or Agricore since 1995 • Chair of Agricore United's Risk Review Committee • Chair, Canada Grains Council • Former Chair, Agricore United • Former director of XCAN Grain Pool Ltd., Western Co-operative Fertilizers Ltd., Canadian Pool Agencies, Pool Insurance Company, Demeter (1993) Ltd., Alberta Wheat Pool Financial Corporation	Since 2001

The OSC has defined a person to be financially literate if he/she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the issuer's financial statements. All members of the Audit Committee, with one exception, have self-assessed themselves as financially literate. This member has recently enrolled in the Directors College at McMaster University. It is expected that at the completion of that program, the member will meet the requirements for financial literacy. In addition, the Board of Directors has established a formal continuing education program to provide education, training and development, including financial literacy, with the goal of enabling Directors to better and more effectively fulfill their responsibilities as Directors of the Company.

Pre-approval Policies and Procedures

The Audit Committee has adopted a formal policy requiring the pre-approval of non-audit services to be provided by the principal auditor, Pricewaterhouse Coopers, LLP, prior to the commencement of the engagement, subject to the following:

- between regularly scheduled Audit Committee meetings or in the absence of a Special Audit Committee meeting convened by the Chair of the Audit Committee, the Committee has delegated to the Chair of the Audit Committee the authority to pre-approve individual non-audit service engagements with expected costs of up to $50,000 subject to reporting to the Audit Committee, at its next scheduled meeting, all engagements where such pre-approval was granted; and
- the Audit Committee has delegated to management the authority to engage tax services with expected costs of up to $50,000 in aggregate without pre-approval of the Audit Committee or Chair of the Audit Committee.

Management and the principal auditor are required to report quarterly to the Audit Committee on all services provided by the principal auditor and fees paid or accrued for the fiscal year to date.

Fees Paid to Auditors

During the past two fiscal years, the Company accrued or paid the following professional fees to its auditors, PricewaterhouseCoopers LLP:

Service	2004 Fees	2003 Fees	Description of Types of Services Rendered
Audit	$ 444,000	$ 407,000	Core audit fees.
Audit Related	$ 92,000	$ 163,000	Includes opinions issued for prospectus documents, reviews of securities filings, expert opinions in support of audit procedures (e.g., evaluation of management's assessment of impairment of goodwill and other intangible assets) and special reports to third parties.
Tax	$ 8,000	$ 27,000	Includes tax compliance reviews, tax planning and review or opinions on the tax impact of specific transactions.
All Other Fees	$ 15,000	$ 22,000	Services that will not be subject to audit procedures, including, but not limited to: operational audits (ISO/HACCP), valuation services, actuarial services and internal audit services.

ADDITIONAL INFORMATION

Information relating to the Company is available on SEDAR at www.sedar.com. Additional information, including information concerning directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and shares authorized for issuance under equity compensation plans, where applicable, is contained in the 2004 management proxy circular for the annual and special meeting of the Company to be held on February 9, 2005. Copies of the management proxy circular may be obtained upon request from the Corporate Secretary of the Company, 2800 - 201 Portage Avenue, Winnipeg, Manitoba R3B 3K6. Additional financial information is provided in the Company's audited consolidated financial statements and Management's Discussion & Analysis included in its 2004 Annual Report.

When the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus, the Company will provide the following upon request being made to the Corporate Secretary of the Company:

(i) one copy of the most recent annual information form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference into such annual information form;

(ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with an accompanying report of the auditor and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

(iii) one copy of the management proxy circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of such management proxy circular, as appropriate; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under paragraphs (i), (ii) or (iii) above.

At any other time, one copy of any of the documents referred to in paragraphs (i), (ii) and (iii) above shall be provided upon request being made to the Corporate Secretary of the Company with the understanding that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Appendix A – Audit Committee Mandate (Updated – December 9, 2004)

Mandate

The Board of Directors of Agricore United has established the Audit Committee to assist the Board in fulfilling its governance responsibilities. The scope of the Committee's responsibilities includes oversight and monitoring of: financial information which will be provided to the shareholders and others; the quality of the Company's internal and financial controls; the audit processes; compliance with legal and regulatory requirements; and the Company's Code of Business Conduct.

In order to accomplish its objectives, the Audit Committee is expected to maintain free and open communication with the external auditors, the internal auditors, financial management, and other management of the Company.

Organization

The Audit Committee shall be composed of a minimum of three Directors, all of whom are independent of the management of the Company and are free of any relationship that, in the opinion of the Board of Directors, would interfere with their exercise of independent judgement as a Committee member.

Directors will be appointed annually to the Audit Committee by the Board of Directors. The Committee will appoint a Chairperson from the selected Committee members. Each director appointed to the Committee shall be financially literate or must become financially literate within one year of appointment. It is expected that, whenever possible, at least one Committee member will have accounting or related financial expertise. Additional training regarding Committee responsibilities is to be provided as determined by the Committee.

The Committee will meet quarterly with management, the external auditors, and the internal auditors. Additional meetings may be scheduled as required.

Responsibilities

In carrying out their responsibilities, the Audit Committee's scope will encompass the following activities:

Financial Reporting

1.1 Review and recommend to the Board for approval the annual financial statements, management discussion and analysis (MD&A), and press releases before this information is disclosed publicly. This review includes obtaining from management analysis of material variances, significant provisions and management estimates, and any unusual events that had a material effect on the financial statements;

1.2 Review and recommend to the Board for approval the interim financial statements, MD&A, and press releases before this information is disclosed publicly. This review includes obtaining from management analysis of major variances, significant provisions and management estimates, and any unusual events that may have had a material effect on the financial statements;

1.3 Review and recommend to the Board for approval any significant changes in accounting policies and principles. Review annually with management and the external auditors any emerging financial reporting issues and the possible future financial impact thereof;

1.4 Review and recommend to the Board for approval the Annual Information Form (AIF), Prospectuses, other offering memoranda, and any other published document focusing on financial information contained therein. Ensure the AIF includes accurate disclosure about the Audit Committee as required by applicable regulatory requirements;

1.5 From management, the external auditors, and the internal auditors gain satisfaction that adequate procedures are in place for the review of any public disclosure of financial information extracted or derived from the financial statements, other than the public disclosures referred to previously. Periodically conduct an assessment of the adequacy of these procedures.

Internal Controls (including Financial Controls)

2.1 Review with management the quality of the Company's internal and financial controls, including determining management's methods for evaluating these;

2.2 At the conclusion of the external audit, review the audit report, including any comments and internal control recommendations as well as management's response thereto. In addition, obtain from the external auditors their judgements about the quality, not just the acceptability, of the Company's accounting principles;

2.3 Annually obtain from the internal auditors a summary of their evaluation of the quality of internal controls in the Company;

External Auditors

3.1 Review and recommend to the Board the external auditors to be nominated for appointment at the Annual Meeting of shareholders.

Establish and maintain a direct reporting relationship between the external auditors and the Audit Committee, as representatives of the shareholders and the Board. Ensure that all parties recognize that the external auditors report directly to the Audit Committee;

3.3 Review and recommend to the Board the basis and amount of the external auditor's fees to conduct the external audit and provide associated services;

3.4 Review and approve the company's "Policy for Non-Audit Services". Approve and monitor non-audit services provided by the external auditor in accordance with the company's "Policy for Non-Audit Services". Engage in dialogue with the external auditors regarding any disclosed relationships or services to ensure that their independence and objectivity are maintained;

3.5 Meet with the external auditors and financial management of the Company to review and approve the scope of the proposed audit for the current year;

Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit work, review or attest services, including the resolution of disagreements between management and the external auditor regarding financial reporting.

Review and approve the company's policies regarding hiring of partners, employees and former partners and employees of present and former external audit firms.

Internal Auditors (Corporate Audit Services)

4.1 Appoint, evaluate the performance of, compensate, and replace or reassign, the Director of Corporate Audit Services;

4.2 Review the role and objectives of the internal audit function and approve the internal audit mandate, plans, and budgets for the coming year;

Obtain a quarterly report from the internal auditors describing their scope, activities, significant findings, resolutions, and ongoing assessment of controls and risk management;

Policy, Legal, and Security Matters

Establish procedures for and monitor the results of:

The receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls, or auditing matters; and

The confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters.

5.2 Review the Company's Code of Business Conduct and Conflict of Interest policies and the program management has established to monitor compliance. Annually obtain from management and the internal auditors a report of declared potential conflicts of interest and review management's actions to ensure actual conflicts are satisfactorily resolved on a timely basis;

5.3 Annually obtain from the internal auditors a report containing the amounts spent on travel and other discretionary expenses by each of the senior executives, officers, and directors as well as whether these expenses were incurred in accordance with the Company's policies;

5.4 Review the Company's programs for safeguarding physical assets, intellectual property, and management information systems;

5.5 Monitor ongoing internal fraud investigations and provide a report to the Board on the current status;

5.6 Review with management, legal counsel, and the external auditors any ongoing or anticipated litigation, claim or other contingency, regulatory issues, legal statutes, and any other potential liabilities that may have a material effect upon the financial position or operating results of the Company. Evaluate the manner in which these matters have been disclosed in the financial statements;

Other

6.1 Meet separately with the external auditors, internal auditors, and management to discuss items that these groups believe should be discussed privately and to obtain assurance that audit scopes are not being limited and that cooperation between the external and internal auditors and between the auditors and management is satisfactory;

6.2 Initiate or conduct investigations into any matters within the Committee's scope of responsibilities. The Committee is empowered to retain,set the compensation for, and pay independent counsel, or other advisors to assist it in the conduct of any investigation;

6.3 Request more in-depth reports from management or others on specific topics of interest to the Committee;

6.4 Bi-annually, at a minimum, review and amend the Audit Committee Mandate as required, and recommend to the Board for approval;

6.5 Perform self-evaluations of the Committee's and members' performance;

Perform other functions as assigned by law, the Company bylaws, or the Board of Directors.

Appendix B – Organization Chart

Agricore United

As at December 1, 2004



United Grain Growers Limited
o/a Agricore United
Unifeed Limited
100%
Hart Feeds Ltd.
100%
The Puratone Corporation
32.09%
Biovision Seed Research Limited
50%
EcoAg Initiatives Inc.
50%
Kade Research Ltd.
12.37%
Interprovincial Cooperative Ltd.
21%
136294 Canada Ltd.
57%
Western Cooperative Fertilizers Ltd.
100%
Canadian Fertilizers Ltd.
34%
6116477 Canada Inc.
100%
Holding Company For Terminal "S"
Pacific Elevators Limited
100%
Gardiner Dam Terminal JV
50%
CMI Terminal JV
50%
603980 Alberta Inc.
100%
Goderich Elevators Limited
2.5%
Demeter (1993) Ltd.
100%
Minneapolis, MN
Sweetgrass JV
50%
Sweetgrass, MT
Cascadia Terminal
50%
Western Pool Terminals Ltd.
100%
Lloydminster JV
50%
Alberta Industrial Mustard Company Ltd.
50%
614429 Alberta Inc.
100%
XCAN Far East Ltd.
100%
Tokyo, Japan
Prince Rupert Grain Consortium
45.3%
Pool Insurance Company
50%
Canadian Pool Agencies Ltd.
66 2/3%
XCAN Grain (Europe) Ltd.
100%
Inactive
XCAN Asia Ltd.
100%
Inactive